Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on August 29, 2019

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REYNOLDS CONSUMER PRODUCTS INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2673	45-3464426
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1900 W. Field Court

Lake Forest, Illinois 60045

Telephone: (800) 879-5067

Facsimile: (847) 482-7742

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David Watson

General Counsel

1900 W. Field Court

Lake Forest, Illinois 60045

Telephone: (800) 879-5067

Facsimile: (847) 482-7742

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael Kaplan, Esq. Byron B. Rooney, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Craig F. Arcella, Esq. Joseph D. Zavaglia, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Class A common stock, par value $0.001 per share(1)	$	$

(1)	Includes shares which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2019

PRELIMINARY PROSPECTUS

             Shares

Reynolds Consumer Products Inc.

Class A Common Stock

This is the initial public offering of shares of Class A common stock of Reynolds Consumer Products Inc. Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price will be between $         and $         per share. We have applied to list our Class A common stock on the under the symbol “REYN.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock at the option of the holder.

Immediately prior to the closing of this offering, Packaging Finance Limited (“PFL”) will be our only stockholder. Upon the closing of this offering, PFL will own all of the shares of our Class B common stock, which will represent approximately     % of our total outstanding shares of common stock and approximately     % of the combined voting power of both classes of our common stock outstanding immediately after this offering. Upon closing of this offering, we will be a “controlled company” as defined under the corporate governance rules of             . See “Principal Stockholders.”

We have granted the underwriters a 30-day option to purchase up to              additional shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions.

Investing in our Class A common stock involves risks. See “Risk Factors” on page 22.

	Price to Public	Underwriting Discounts and Commissions	Proceeds before expenses, to us(1)
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2019.

The date of this prospectus is                     , 2019

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

In this prospectus, “Reynolds Consumer Products,” “RCP,” the “Company,” “we,” “us” and “our” refer to (i) prior to the Corporate Reorganization, as defined below, the Reynolds Consumer Group business consisting of the combination of Reynolds Consumer Products Inc. and the operations, assets and liabilities comprising Reynolds Group Holdings Limited’s Reynolds Consumer Products segment as reflected in the combined financial statements included elsewhere in this prospectus; and (ii) after the Corporate Reorganization, Reynolds Consumer Products Inc. and its consolidated subsidiaries. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of Class A common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Market Share and Other Information

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

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Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® or ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Presentation of Information

References to “fiscal year 2018,” “fiscal year 2017” and “fiscal year 2016” relate to our fiscal years ended December 31, 2018, 2017 and 2016, respectively. With the exception of the adoption of ASC 606 Revenue from Contracts with Customers as of January 1, 2018, the accounting policies set out in the annual combined financial statements included elsewhere in this prospectus have been consistently applied to all periods presented. We adopted the new revenue recognition standard on a modified retrospective basis for all contracts not completed as of the date of adoption, resulting in a $5 million adjustment to Net Parent deficit. There was no other material financial impact from adopting the new revenue recognition standard. See Note 2—Summary of Significant Accounting Policies in our annual combined financial statements included elsewhere in this prospectus for an explanation of the impact of the adoption of ASC 606.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this prospectus are to the lawful currency of the United States of America.

Non-GAAP Financial Measures

This prospectus contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”).

The Securities and Exchange Commission (“SEC”) has adopted rules to regulate the use in filings with the SEC and in other public disclosures of non-GAAP financial measures. These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:

•	a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

•	a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA” and “Adjusted Free Cash Flow” in evaluating our past results and future prospects. For the definition of Adjusted EBITDA and a reconciliation to net income, its most directly comparable financial measure presented in accordance with GAAP, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business.” For the definition of Adjusted Free Cash Flow and a reconciliation to net cash provided by operating activities, its most directly comparable financial measure presented in accordance with GAAP, see “Prospectus Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business.”

We present Adjusted EBITDA because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors.

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We present Adjusted Free Cash Flow because we believe that it provides management and investors a useful measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

Adjusted EBITDA and Adjusted Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations include the following:

•	Adjusted Free Cash Flow and Adjusted EBITDA do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•	Adjusted Free Cash Flow and Adjusted EBITDA do not reflect changes in our working capital needs;

•	Adjusted EBITDA does not reflect any interest expense, or the amounts necessary to service interest or principal payments on any debt obligations;

•	Adjusted EBITDA does not reflect income tax expense;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any costs of such replacements;

•	Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative, on a recurring basis, of our ongoing operations; and

•	other companies in our industry may calculate Adjusted Free Cash Flow and Adjusted EBITDA or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA and Adjusted Free Cash Flow only as supplemental information.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our combined financial statements and the notes thereto included elsewhere in this prospectus.

Overview

Our mission is to simplify daily life so consumers can enjoy what matters most.

We are a market-leading consumer products company with a presence in 95% of households across the United States. We produce and sell products across three broad categories: cooking products, waste & storage products and tableware. We sell our products under iconic brands such as Reynolds® and Hefty® and also under store brands that are strategically important to our customers. Overall, across both our branded and store brand offerings, over 65% of our revenue for the year ended December 31, 2018 came from products where we hold the #1 U.S. market share position in the category, and virtually all of our major product categories hold either a #1 or #2 U.S. market share position by revenue. We have developed our market-leading position by investing in our product categories and consistently developing innovative products that meet the evolving needs and preferences of the modern consumer.

Our mix of branded and store brand products is a key competitive advantage that aligns our goal of growing the overall product category with our customers’ goals and positions us as a trusted strategic partner to our retailers. Our Reynolds and Hefty brands have preeminent positions in their categories and carry strong brand recognition in household aisles. The combination of our store brand offerings, the shared goal of category growth and indispensable support in marketing, innovation, branding and promotions has enabled us to achieve the position of category captain level advisor across 29 customers, which represent 73% of U.S. category sales, based on Nielsen all-commodity volume (“ACV”) in 2018.

Our leading brand portfolio

Our products are typically used in the homes of consumers of all demographics on a daily basis and meet the convenience-oriented preferences of today’s consumer across a broad range of household activities. We help make daily life easier by assisting with preparation, cooking, mealtime and cleanup and by providing convenient storage and indoor/outdoor disposal solutions. Our diverse product portfolio includes aluminum foil, disposable bakeware, trash bags, food storage bags and disposable tableware. Our products are known for their quality, which is recognized by our consumers and retail partners alike. Our consumers know they can rely on our trusted brands. These factors generate loyalty which empowers us to develop and launch new products that expand usage occasions and transition our portfolio into adjacent categories.

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We have strong relationships with a diverse set of customers including leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores, home improvement stores, military outlets and eCommerce retailers. Our customer relationships have been built on a long history of trust. Our portfolio of branded and store brand products allows our retail partners to manage multiple household aisles with a single vendor. Many of our products have had a prominent position on the shelves of major retailers for decades and have become an integral part of household aisles. We believe our strong brand recognition and customer loyalty lead to robust product performance.

As a category captain level advisor for many of our retail partners, we provide the insights retailers require to grow entire product categories. We provide our customers with category management expertise, including assortment analytics and promotion strategies, which is supported by innovation and consumer-focused insights. We believe that championing our categories helps cement our retailer relationships and will drive growth across all of our product lines. This approach, combined with our leading products, capabilities and service, further differentiates us from our competitors.

While our products have been trusted for generations, we place significant emphasis on constantly improving them. Innovation is a key component of our corporate culture and we aim to continually evolve across our segments through both the introduction of new features on our existing product portfolio and the development of new product solutions. Our objective is to generate 20% of our revenue each year from new products introduced within the prior three years. All of our key product lines include newly developed innovative products such as our Hefty Ultra Strong™ trash bags, Reynolds KITCHENS® Slow Cooker Liners, Parchment Pop Up Sheets, 75% Unbleached Compostable Parchment Paper, Hefty branded party cups, store brand party cups and our Presto store brand square-shaped snack bags. We believe our commitment to innovation has driven our growth and is a key reason why consumers continue to choose our products.

We put safety first, treat people with respect and act ethically to operate a business that is sustainable for the long-term. We never compromise our values in the face of market forces and we remain committed to strong rules of governance. We strive to operate with respect for the environment, and we are committed to sustainability across three key areas: our product portfolio, supply chain and communities. We currently deliver sustainable solutions across all of our product lines and are focused on innovation that further develops the eco-friendly profile of our product portfolio.

We have an attractive financial profile with steady, organic revenue growth, robust margins and disciplined capital expenditures. These attributes allow us to generate significant free cash flow. In the year ended December 31, 2018, we generated $3.1 billion in revenue, $176 million in net income and $647 million in Adjusted EBITDA. Since 2014, our income from operations margin and Adjusted EBITDA margin have grown by 364 and 242 basis points to 16% and 21%, respectively, in the year ended December 31, 2018. We have driven margin expansion mainly through our consistent focus on improving operational efficiency, managing costs throughout the cycle and driving innovation. Our revenue, net income and Adjusted EBITDA in the year ended December 31, 2018 reflect compound annual growth rates (“CAGR”) of 2.2%, 110.3% and 5.5%, respectively, since 2014. In the year ended December 31, 2018, we generated $530 million of net cash provided by operating activities, spent $82 million on capital expenditures and generated $377 million in Adjusted Free Cash Flow. See “—Summary Historical and Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business” for a reconciliation of Adjusted EBITDA to net income and of Adjusted Free Cash Flow to net cash provided by operating activities.

Our ‘Reyvolution’ Culture

We have a unique corporate culture that aims to continually reinvent and optimize our business. We have formalized our approach into an ethos we refer to as ‘Reyvolution.’ Reyvolution is an all-encompassing way of

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thinking, planning and evaluating our operations to accelerate future growth through product innovation, process automation and cost reduction. Through this disciplined process and mindset, we aim to drive revenue growth, market share increases and margin expansion. We are focused on long-term planning and goal-setting strategies as well as our near term operating results. We believe it is critical to embrace new technology and, through this program, we have made significant investment across our business to accelerate optimization opportunities. Reyvolution is focused on four key areas:

•	Growth—support our products and customers through a holistic approach to our categories

•	Innovation—reinforce our existing product portfolio with new and on-trend products

•	Cost reduction—optimize our processes to drive increased profitability

•	Automation—continuously refine our manufacturing base to increase efficiency

Reyvolution includes a collective, cross-functional effort to drive growth across our business. This systematic program includes collaborative partnerships across our business units, monthly meetings with top executives and rigorous measurement of initiatives and progress against internal benchmarks. The program has yielded significant results both on the top and bottom line. For the two year period ended December 31, 2018, the impact of Reyvolution was approximately $176 million of Adjusted EBITDA benefit. Of the total, $126 million was generated through cost savings across our businesses, with $50 million of Adjusted EBITDA being generated through revenue initiatives. Our Reyvolution strategic initiatives also include internal goals for innovation. Our objective is to generate 20% of our revenue each year from new products introduced within the prior three years. In fiscal year 2018, 21% of our revenue was generated from products that were less than three years old. Reyvolution will continue to impact everything we do on a daily basis.

Our Segments and Products

The pie charts below show the breakdown of our revenue for the fiscal year ended December 31, 2018 by our segments and products.

Our segments	Our products
FY2018 revenue	FY2018 revenue

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Our Segments

We manage our operations in four reportable segments: Reynolds Cooking & Baking, Hefty Waste & Storage, Hefty Tableware and Presto Products.

•

Reynolds Cooking & Baking: Our namesake Reynolds Cooking & Baking segment (“Reynolds Cooking & Baking”) generated $1.2 billion in revenue and $234 million in Adjusted EBITDA (a 20% Adjusted EBITDA margin) for the year ended December 31, 2018 and has grown its revenue at a 4.7% CAGR from 2016 to 2018. Through our Reynolds Cooking & Baking segment, we produce branded and store brand foil, disposable aluminum pans, parchment paper, freezer paper, wax paper, plastic wrap, baking cups, oven bags and slow cooker liners. Our branded products are sold under the Reynolds Wrap®, Reynolds KITCHENS and E-Z Foil® brands in the United States and selected international markets, under the ALCAN® brand in Canada and under the Diamond® brand outside of North America. With our flagship Reynolds Wrap products, we hold the #1 market position in the U.S. consumer foil market measured by revenue and volume. We have no significant branded competitor in this market. Reynolds is one of the most recognized household brands in the United States and has been the top trusted brand in the consumer foil market for over 70 years, with greater than 50% market share in virtually all of its categories. This sustained leadership provides us with a platform for continued product innovation and expansion into adjacent categories. Reynolds Wrap has been one of the most trusted household brands in the United States since 1947, and Reynolds has aided brand awareness of 98%, according to a 2015 brand awareness study.

•

Hefty Waste & Storage: Our Hefty Waste & Storage segment (“Hefty”) generated $696 million in revenue and $172 million in Adjusted EBITDA (a 25% Adjusted EBITDA margin) for the year ended December 31, 2018 and has grown its revenue at a 2.2% CAGR from 2016 to 2018. Through our Hefty segment, we produce both branded and store brand trash and food storage bags. Our products are sold under the Hefty Ultra Strong, Hefty Strong Trash Bags, Hefty Renew and Hefty Slider Bags brands. Hefty is a well-recognized leader in the food storage bag and trash bag categories. We have the #1 market share in U.S. outdoor trash bags. Our robust product portfolio includes a full suite of indoor and outdoor and contractor bags. It also includes sustainable solutions such as blue and clear recycling bags, compostable bags, bags made from recycled materials and the Hefty EnergyBag® Program.

•

Hefty Tableware: Our Hefty Tableware segment (“Tableware”) generated $757 million in revenue and $168 million in Adjusted EBITDA (a 22% Adjusted EBITDA margin) for the year ended December 31, 2018 and has grown its revenue at a 3.3% CAGR from 2016 to 2018. Through our Tableware segment, we sell both branded and store brand disposable and compostable plates, bowls, platters, cups and cutlery. Our Hefty branded products include dishes and party cups. Hefty branded party cups were the #1 party cup in America by market share in 2018. Our branded products use our Hefty brand to represent both quality and great price, and we bring this same quality and value promise to all of our store brands as well. We sell across a broad range of materials and price points in all retail channels, allowing our consumers to select the product that best suits their price, function and aesthetic needs.

•

Presto Products: Our Presto Products segment (“Presto”) generated $539 million in revenue and $85 million in Adjusted EBITDA (a 16% Adjusted EBITDA margin) for the year ended December 31, 2018 and has grown its revenue at a 2.7% CAGR from 2016 to 2018. Through our Presto segment, we primarily sell store brand products in four main categories: food storage bags, trash bags, reusable storage containers and plastic wrap. Presto is a market leader in food storage bags and differentiates itself by providing access to category management, consumer insights, marketing, merchandising and R&D resources. As a result, through Presto we had a 57% share of the U.S. store brand food storage bag category and a 26% share of the total category in 2018. Our store brand products are national brand equivalent (or better) and we offer consumer-desired features, including compostable bags and

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products made with plant-based and recycled materials. Our Presto segment also includes our growing specialty business, which serves other consumer products companies by providing Fresh-Lock® and Slide-Rite® resealable closure systems. We have extended our innovative product technology from our food storage bag products and are growing it through this unique channel.

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Our Products

Our portfolio consists of three main product groups: waste & storage products, cooking products and tableware. All of our key product lines include newly developed innovative products. We have the #1 branded market share in product categories that comprised over 65% of our total revenue in fiscal year 2018. We are also a leading store brand supplier in many of the same categories.

Our key product categories
	Waste & storage products	Cooking products	Tableware
FY18 revenue (in millions)	$1,226	$1,159	$757

FY16—FY18 revenue CAGR	2.5%	4.7%	3.3%

Brands

Products	Indoor bags Outdoor bags Sustainable bags Slider storage bags Press-to-close storage bags Reusable storage containers	Aluminum foil Aluminum bakeware Parchment paper Slow cooker liners Oven bags Freezer paper Wax paper	Party cups Tableware Sustainable tableware Platters Cutlery

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Our Competitive Strengths

Leading market positions in attractive consumer categories reinforced by well-recognized, iconic brands that resonate with consumers

We hold the #1 or #2 market position by revenue in virtually all of our product categories and are well positioned to capitalize on their growth. Over 65% of our revenue comes from brands that are #1 in their respective categories. We invest in both our branded and store brand products, which allows us to focus on growing the entire product category. We have preeminent market positions across both branded and store brand products with total market share of 44% across all of our major product categories in 2018.

Leading market share in core categories across both branded and store brand (% total combined market share in 2018)
Aluminum foil	Convenience cooking	Trash bags
(Total category: $794 million of 2018 revenues)	(Parchment, wax and freezer paper, slow cooker liners, oven bags and baking cups) (Total category: $257 million of 2018 revenues)	(Total category: $2,665 million of 2018 revenues)

Food storage bags	Foam dishes	Plastic cups
(Total category: $1,623 million of 2018 revenues)	(Total category: $751 million of 2018 revenues)	(Total category: $601 million of 2018 revenues)

Source: Nielsen xAOC 2018.

We participate in large and growing consumer product categories, with an average growth rate of 3.8% year-over-year from 2017 to 2018. Our categories continue to experience consistent growth, with foil and food storage bags growing at 5.1% and 2.9%, respectively, year-over-year from 2017 to 2018. Our categories are supported by strong demographic profiles, consumer demand for convenience and evolving consumer needs. We continue to drive category growth through our innovation driven new product development and relationships with leading retailers.

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Our iconic brands, such as Reynolds and Hefty, have developed strong brand recognition within their categories. Our brands are recognized across all demographics and generations for their quality, strength and reliability. Reynolds Wrap has been one of the top trusted household brands in the United States since 1947. According to a 2015 brand awareness study, Reynolds Wrap has aided brand awareness of 98%. Additionally, Hefty has aided brand awareness of 95%, according to a 2017 brand awareness study.

Our brands have #1 positions across nearly all our categories
Category	Brand	Position	Brand share of total category
Aluminum foil (U.S.)			63%

Aluminum foil (Canada)			71%

Parchment paper			52%

Wax paper			63%

Slow cooker liners			76%

Oven bags			94%

Freezer paper			97%

Slider bags			32%

Party cups			20%

Foam dishes			43%

Trash bags			19%

Source: Nielsen xAOC 2018.

Long-term strategic relationships with a diverse set of leading customers

Our customer relationships across leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores, home improvement stores, military outlets and eCommerce retailers are based on a long history of trust. With many of our customers, we have maintained an ongoing relationship since the inception of our Reynolds brand over 70 years ago. Our experienced sales force, which averages over 10 years of experience at RCP, and the superb service we provide our customers, drive our superior levels of ongoing customer satisfaction. The majority of our products are made in the United States, and our strategically located national manufacturing footprint provides logistics advantages and certainty of supply for our retail partners. Our short supply chain relative to competitors and the vendor-managed inventory we offer our major customers are highly valued by our customers because it reduces the inventory they have to carry and limits product shortages.

We have over 70 years of technical knowledge about our products. We deploy this experience across our business segments to deliver custom innovation solutions. This, together with our low cost manufacturing capabilities and consistent product quality, enables us to provide our customers with a compelling value

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proposition. For example, in addition to our renowned branded products, our store brand products are subject to the same high degree of quality control as branded products and as a result consistently receive a “Pass” rating when tested against the national brands at third-party laboratories.

We work to make not only our individual products successful but also to provide our retail partners with the insights and recommendations they need to grow entire product categories. We provide our retailers with category management expertise that is supported by innovation and consumer focused insights and includes assortment and promotion strategies. Our ability to provide best-in-class shopper insights directly results in stronger customer loyalty.

We believe these value-added services differentiate us from our competitors and strengthen our customer relationships. This is evidenced by our relationships with our largest retail customers, who we partner with to sell our branded products and to produce their store brand products.

Demonstrated track record of new product development

We have a strong track record of innovation, focused on the addition of innovative features to our existing products and the development of new products that address consumers’ unmet needs. Additionally, we strive to further enhance our core product portfolio. We are able to identify emerging consumer trends through our extensive consumer insights, allowing us to develop products with the features and functions that consumers are looking for. We believe we were the first to introduce a food storage bag, the first to introduce a slider closure on food storage bags, the first to introduce the drawstring trash bag, the first to introduce the “gripper” feature on trash bags, the first to add an unscented odor block feature to trash bags and the first to add non-stick coating to aluminum foil. We have a robust track record of developing and launching successful new products.

Hefty Ultra Strong	Reynolds KITCHENS Slow Cooker Liner	Store brand square snack bags

• Addresses top consumer dissatisfactions such as odors, drawstring breaks and bag tears	• Addresses key pain point of soaking/scrubbing the slow cooker	• Addresses consumer need for taller bags that can fit a larger assortment of snacks in terms of size and shape

• Utilizes Arm & Hammer® patented odor neutralizer for revitalized scents	• BPA-free product that offers convenience for household meal preparation	• Unique square shape that is easier to fill and close and offers more optionality than rectangular bags

• Uses active tear-resistant technology and higher grade resin for stronger bags and improved performance	• Provides fast and easy clean up in seconds	• Multipurpose storage that seals in flavor and freshness for food items

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We have invested considerable resources to develop proprietary products and efficient manufacturing capabilities and we actively protect our intellectual property. We have a significant number of registered patents and registered trademarks, including Reynolds and Hefty, as well as several copyrights, which, along with our trade secrets and manufacturing know-how, help support our ability to add value within the market and sustain our competitive advantages. We also look to partner with both our suppliers and customers to drive innovation through the entire supply chain.

As sustainability becomes more central to the consumer’s purchasing decision, we remain focused on developing new eco-friendly products, and we are continuously investing in our capabilities to improve our ability to utilize recycled materials. We currently have environmentally friendly options across the vast majority of our product categories, such as compostable trash bags and store brand bags made from plant-based resins and recyclable materials. We have a strong pipeline of new products in development, many of which are part of our broader sustainability initiatives.

Innovation is a significant component of our culture and is further instilled through Reyvolution. We have devoted significant resources towards this endeavor and believe that our highly experienced R&D teams will remain on the cutting edge.

Well-invested manufacturing footprint that serves as a competitive moat

We have a robust and well invested manufacturing footprint which includes 17 manufacturing facilities and over 5,000 employees. Our facilities are strategically located across the United States and Canada, and the majority of our products are proudly made in the United States. Our low-cost and efficient manufacturing facilities enable us to optimize distribution, minimize lead times and reduce freight costs. This significant production base, built over decades, positions us well versus our competitive peer set. We estimate that it would require more than $2.5 billion to replicate our manufacturing assets, and we believe it would be exceedingly difficult to replicate our proprietary manufacturing know-how and in-house developed technology that enables us to run our facilities faster, with greater automation and with higher quality control. Our unique manufacturing capabilities enable us to produce a broad selection of differentiated products that help drive growth while providing a substantial barrier to entry.

Through Reyvolution, we are focused on lean manufacturing initiatives to reduce material usage, improve uptime and increase productivity across every site. We are heavily automated today and are committed to further investments in automation, including recent initiatives focused on the automation of repetitive manual tasks to increase operating efficiency and consistency, while protecting ourselves from labor fluctuations. Our automation processes and proprietary manufacturing technologies are difficult for competitors to replicate.

Our operations have significant scale and substantial vertical integration, which provides us with competitive advantages. Our substantial vertical integration gives us increased independence from suppliers and the ability to control costs more efficiently. It also partially insulates us from import volatility. We have a robust network of suppliers allowing us to be nimble in our input material purchasing.

Attractive financial performance with strong free cash flow generation

We have an attractive financial profile with steady organic revenue growth, strong margins and disciplined capital expenditures. These attributes allow us to generate robust free cash flow.

Since 2014, our income from operations margin and Adjusted EBITDA margin have grown by 364 and 242 basis points to 16% and 21%, respectively, in the year ended December 31, 2018. We have driven margin expansion mainly by managing costs, increasing our volumes and manufacturing efficiency and driving innovation. We are able to deliver attractive Adjusted EBITDA margins due to the high value-added nature of our products. We defend our margin position through innovation driven growth, cost savings and effective purchasing. The vertically integrated nature of our business provides further insulation for our margin profile.

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We plan to continue leveraging Reyvolution to deliver incremental operational productivity savings, improve our business mix and increase the effectiveness of our sales force. Historically our business has relatively low capital expenditure requirements, averaging $60 million per year over the past three fiscal years, which drives our high rate of free cash flow conversion.

Commitment to sustainability and values

We put safety first, treat people with respect and operate ethically to help ensure that we manage our business on a sound long-term foundation. We never compromise our values, regardless of market forces, and we remain committed to strong rules of governance. We manage our business for long-term results, as evidenced by the robust Reyvolution initiative pipeline across all facets of our business. We believe corporate responsibility is the obligation of all employees. Our management team is committed to maintaining our culture, which has been an important component of our success.

We strive to operate with respect for the environment and are committed to sustainability across three key areas: our product portfolio, supply chain and communities. We engage with our employees and partner with our customers to explore sustainability topics like plant and distribution route efficiency. We participate at the forefront of emerging municipal programs that generate new community based solutions and also end-to-end recycling solutions with our Hefty EnergyBag Program in partnership with a key supplier. We are longstanding members of the Sustainable Packaging Coalition®, an industry working group dedicated to a more robust environmental vision for packaging, and the Forest Stewardship Council through their voluntary program for responsible forest management. We are committed to using recycled, renewable, recyclable, compostable and other sustainable materials in our products, which drives our product-oriented sustainability initiatives. Currently, 33% of the products that we sell in the United States are recyclable.

Management team with a strong track record of innovation-driven growth

We have a deep bench of talented managers led by Lance Mitchell, our President and Chief Executive Officer, who has over 35 years of industry experience. Both our CEO and CFO have played a pivotal role in the successful integration of the Reynolds and Hefty businesses. We have continued to assemble a leading team through strategic hires and have expanded our organizational capabilities in new product development. Through the lens of Reyvolution, our management team is focused on their vision for RCP, which includes a culture of innovation, excelling at quality and service, creating products people love and constantly evolving the business. Our management team’s key accomplishments include integrating, developing and growing a company with a strong ethics-driven and safety-focused culture while still achieving best-in-class market share and strong financial results. In addition, we attribute our lower than industry standard turnover rates to our collaborative, trustworthy company culture and our unwavering commitment to safety and to our people. Our strong management team is well positioned to effectively manage the business into the future with a depth of talented and dedicated employees already primed to lead the next generation of RCP.

Our Business Strategies

Key elements of our business strategy include:

Champion our categories and grow with our customers

We participate in large consumer categories with strong household penetration. Our combined branded and store brand share is significant in our categories. Our products appeal to consumers of all demographics and have a multitude of usage occasions. Our scale across household aisles and ability to offer trusted branded and store brand products enable us to grow the overall category and has earned us the opportunity to provide category

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captain level advisor insights at the majority of our retail partners. Our respected and trusted category managers provide our customers with category management expertise, insight and analytics to help them drive consumer traffic and spending. Through marketing and consumer education strategies, both inside the store and out, we expand usage occasions and stimulate consumption. Our new product innovation drives incremental growth within our categories. These factors and our focus on offering a high quality portfolio of branded and store brand products provide tremendous value to our retailers versus our competition.

Continued investment behind our market-leading brand portfolio

We have iconic brands and a proven ability to innovate, which enable us to approach adjacencies strategically and enhance our brand relevance with consumers. We plan to continue our investment in marketing and advertising to grow the revenues of our product offerings and the categories in which they participate. Our innovative approach to advertising, and early adoption of new channels such as digital, social media and experiential events, have addressed the full range of consumer constituents and resulted in powerful penetration growth, market share growth and increased usage occasions, even in some of our more mature categories. For example, we have worked closely with advertisers to integrate aluminum foil, parchment paper, slow cooker liners and oven bags into recipes, which has resulted in over 40,000 integrated online recipes which offer simplified solutions in the kitchen. Additionally, our successful Hefty advertising campaigns have driven a 5% market share growth in the trash bag category over the last four years. We have a strong competency in measuring, monitoring and improving the efficiency of our marketing spending through internal proprietary analytical techniques. We believe there is a significant opportunity to use our existing brand equity and expand into adjacent categories.

Strengthen presence across distribution channels

In addition to traditional grocery, we believe there is significant opportunity to expand within the club, home improvement, dollar-store and eCommerce channels across our full product portfolio. Building on Hefty’s brand dominance in large trash bags, we have provided new consumer insights to the home improvement and club channels, which have generated growth and new distribution. For example, the introduction of the new Hefty Load ‘n Carry product in the home improvement channel has energized Hefty’s relationships with DIYers and generated significant interest from these retail partners. Additionally, we see opportunity for our Reynolds products in the home improvement and club channels, with recent new customer wins and stock keeping unit (“SKU”) expansion driving future growth.

eCommerce penetration is expected to increase, due to the convenience of online ordering and subscription delivery, particularly for easy-to-ship household product categories. Given our strong relationship with online retailers, we are well-positioned to compete profitably and gain share in this growing channel. We provide both branded and private brand products through this channel to address the consumer’s need for convenience and value. Furthering our eCommerce strategy, we recently launched a full line of store brand aluminum foil, trash bags and food storage bags as the exclusive supplier to the eCommerce leader. Additionally, most of our products are compatible with the eCommerce channel because they are shelf stable and efficient to transport. The recurring nature of consumer purchase cycles for our products positions us well to capitalize on continued growth of grocery pickup and subscription services.

Finally, given our brand strength, technical expertise and the extensive use of products within our categories around the world, we see opportunities to selectively expand internationally. We currently sell to 54 countries around the world; however, this currently represents a small percentage of our annual revenue. During fiscal year 2018, North America represented 99% of our total sales. We estimate our addressable market outside the United States and Canada to be approximately $7.3 billion.

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Drive growth through new and innovative products

We are an innovation driven company, and through Reyvolution, new product development plays a significant role in our growth strategy. Our innovation capabilities, combined with our investments in consumer-focused market research, will allow us to continue our track record of successful new product launches. We proactively collaborate with our retail partners on customized product innovation. Our product innovation pipeline focuses on use occasions including meals and snacks on-the-go as well as sustainability and the needs of the millennial consumer. Our objective is to generate 20% of our revenue each year from new products introduced within the prior three years. In fiscal year 2018, 21% of our revenue was generated from products that were less than three years old.

More recently, through Hefty, we launched a new Ultra Strong product line that takes advantage of our triple action technology, which Nielsen awarded the 2018 Innovation Award (one of only 25 nationally). Our Reynolds KITCHENS Parchment Pop Up Sheets and Presto store brand square-shaped snack bags have been great successes with consumers, providing products better aligned with usage needs than the existing options on the shelf. Furthermore, Hefty sliders storage bags with the Stand & Fill feature, launched in 2019, are preferred over the competition by 73% of consumers.

We have focused much of our innovation efforts around sustainability, and we offer a broad line of products that are better for the planet. We are focusing on products made with recycled, renewable, recyclable and compostable materials. For example, we recently launched 75% Unbleached Compostable Parchment Paper and redesigned our Hefty party cups to reduce the plastic by 10% while maintaining strength.

Systematically improve operational efficiency and reduce cost

We have cultivated a continuous improvement mindset oriented towards cost reduction, productivity improvements and lean manufacturing. We are focused on improving the ways in which we develop and manufacture products with data-driven decision making and robust lean business principles. Deep manufacturing expertise across our portfolio provides us with trade secret manufacturing know-how that delivers technical advantages and a low-cost competitive position. Our scale enables us to purchase inputs efficiently and increases our purchasing flexibility. We have implemented a simplified go-to-market strategy that fully leverages our customer relationships and scale and reduces overhead. We also continue to invest in automating repetitive manual tasks to increase operating efficiency and consistency, while reducing our exposure to labor fluctuations. We use digital capabilities to significantly improve our operational efficiency and effectiveness. We have launched an “intelligent factory program” to establish an integrated, data-driven culture that transforms our operations through digitally-connected people, assets and processes.

Drive shareholder returns through balanced capital allocation

We believe our strong free cash flow enables us to invest in and grow our business organically, reduce our indebtedness and pursue strategic M&A to create value for our stockholders. We also expect to return capital to our stockholders through regular dividend payments. We expect to pay a regular quarterly cash dividend on our common stock of $         per share beginning in the            quarter of fiscal year 20                 , subject to declaration by our board of directors. See “Dividend Policy” for additional details.

Summary Risk Factors

Investing in our stock involves risks. These risks include, among others, those related to:

•	changes in consumer preferences, lifestyle and environmental concerns;

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•	relationships with our major customers, consolidation of our customer bases and loss of a significant customer;

•	competition and pricing pressures;

•	loss of any of our key manufacturing facilities;

•	our suppliers of raw materials and any interruption in our supply of raw materials;

•	costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials;

•	our ability to develop and maintain brands that are critical to our success;

•	economic downturns in our target markets; and

•	difficulty meeting our sales growth objectives and innovation goals.

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” beginning on page 22.

Our Corporate Information

Reynolds Consumer Products Inc. (“RCPI”) was incorporated in the state of Delaware under the name RenPac Holdings Inc. on September 29, 2011. On June 26, 2019, RenPac Holdings Inc. changed its name to Reynolds Consumer Products Inc.

Our principal executive offices are located at 1900 W. Field Court Lake Forest, Illinois, 60045 and our telephone number is (800) 879-5067. Our website is www.reynoldsconsumerproducts.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

PFL, a company incorporated pursuant to the laws of New Zealand, will be our only stockholder immediately prior to the closing of this offering. PFL is a wholly-owned subsidiary of Packaging Holdings Limited (“PHL”), a company incorporated pursuant to the laws of New Zealand, and is wholly-owned by Mr. Graeme Hart. PFL is also the sole shareholder of Reynolds Group Holdings Limited (“RGHL”) and its subsidiaries (together, with RGHL, “RGHL Group”). Rank Group Limited (“Rank”), a company incorporated pursuant to the laws of New Zealand, is Mr. Graeme Hart’s principal operating entity. For more information on our relationship with PFL, RGHL Group, Rank and Mr. Graeme Hart, see “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”

Upon closing of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. See “Description of Capital Stock.” All of our outstanding common stock prior to this offering will automatically be reclassified as Class B common stock immediately prior to the closing of this offering. As a result, upon closing of this offering, PFL will own all of the shares of our Class B common stock, which will represent approximately     % of our total outstanding shares of common stock and approximately     % of the combined voting power of both classes of our common stock outstanding upon closing of this offering. Upon closing of this offering, we will be a “controlled company” as defined under the corporate governance rules of the             . As a result, PFL will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. PFL’s controlling interest may discourage or prevent a change in control of our company that other holders of our common stock may favor. See “Risk Factors—Risks Relating to our Relationship with RGHL Group, PFL and Rank—We will be a “controlled company” within the meaning of the rules of                and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”

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Prior to the closing of this offering, we will consummate the following transactions:

•	the legal entity reorganization of our companies so that they are all under a single parent entity, RCPI;

•

the execution of a transition services agreement with RGHL (“RGHL TSA”), whereby RGHL Group will continue to provide certain administrative services to us, and we will provide certain services to RGHL Group, in each case for up to 24 months, which is described in greater detail in “Certain Relationships and Related Party Transactions;”

•

the execution of plant and asset transfer agreements (and related support agreements), manufacturing and supply agreements and certain other agreements to be entered into with RGHL Group that document and/or amend ongoing commercial arrangements that we have with RGHL Group, all of which are described in greater detail in “Certain Relationships and Related Party Transactions;”

•

the execution of a transition services agreement with Rank (“Rank TSA”) whereby, upon our request, Rank will provide certain administrative services to us for up to 24 months, which is described in greater detail in “Certain Relationships and Related Party Transactions;”

•

the reallocation to an entity within RGHL Group of our portion of outstanding borrowings under RGHL Group’s credit agreement (“RGHL Group Credit Agreement”) and our subsequent legal release from the RGHL Group Credit Agreement and the legal release from the guarantees of all the senior notes issued by entities of RGHL Group;

•

the repurchase, for cash, of the U.S. trade receivables that we previously sold through RGHL Group’s securitization facility that are outstanding as of the time of the repurchase of such trade receivables;

•	the reclassification of RGHL Group’s historical net investment in us to additional paid-in capital and the establishment of share capital consisting of shares of Class B common stock;

•	the consummation of a stock split pursuant to which each share of our outstanding Class B common stock will be exchanged into shares of Class B common stock (“Stock Split”);

•

the repayment of related party borrowings owing to RGHL Group and the capitalization, as additional paid-in capital without the issuance of any additional shares, of the remaining balance of the related party borrowings owing to RGHL Group;

•

entering into our new external debt facilities (“New Credit Facilities”), which will consist of a $             million senior secured term loan facility (“New Term Loan Facility”) and a $             million senior secured revolving credit facility (“New Revolving Facility”), which New Revolving Facility is expected to be undrawn upon the closing of this offering, each of which is described in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Liquidity;” and

•

the reorganization of our equityholdings such that RGHL Group will transfer its interests in us to PFL and, as such, ownership of our Class B common stock will be held outside the group of entities that will represent RGHL Group after this offering.

We refer to the foregoing transactions we will consummate prior to the closing of this offering collectively as the “Corporate Reorganization.”

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THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common stock. You should carefully read this entire prospectus before investing in our Class A common stock including the “Risk Factors” section and our combined financial statements and notes thereto.

Class A common stock offered	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Option to purchase additional shares of Class A common stock	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ option to purchase additional shares). We intend to use the net proceeds from this offering, together with the net proceeds from the New Term Loan Facility, to repay amounts owed as part of the Corporate Reorganization. Related party borrowings owed to RGHL Group will be eliminated as part of the Corporate Reorganization prior to this offering. See “Use of Proceeds.”

Voting rights

Following closing of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at the option of the holder at any time into one share of Class A common stock. Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. See the sections titled “Principal

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Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Upon closing of this offering, the holders of our outstanding Class B common stock will beneficially own approximately % of our total outstanding shares of common stock and control approximately % of the combined voting power of both classes of our outstanding shares of common stock.

We currently intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of the .

Dividend policy	Following closing of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our common stock initially equal to $ per share, commencing with the fiscal quarter of 20 .

The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and subject to certain considerations. See “Dividend Policy.”

Listing	We intend to apply to list our Class A common stock on under the trading symbol “REYN.”

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering:

•	is based on no shares of Class A common stock and shares of Class B common stock outstanding prior to this offering (after giving effect to the Corporate Reorganization);

•

includes                  shares of Class A common stock (based on the midpoint of the price range set forth on the cover of this prospectus) to be issued upon the closing of this offering to persons, including our senior management, pursuant to retention agreements entered into with such persons (“IPO Grants”). These IPO Grants will constitute restricted stock, vesting ratably on an annual basis over a three-year period, commencing on the first anniversary of the closing date of this offering;

•	excludes shares of Class A common stock reserved for future issuance under our 2020 incentive award plan; and

•

excludes the issuance of up to                  shares of Class A common stock which the underwriters have the option to purchase from us solely to cover over-allotments. If the underwriters exercise their option to purchase additional shares in full,                  shares of Class A common stock will be outstanding after this offering.

Unless we specifically state otherwise, all information in this prospectus, except for our historical combined financial statements included elsewhere in this prospectus, assumes the consummation of the Corporate Reorganization immediately prior to the closing of this offering.

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SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

Set forth below are summary historical financial and other data. The combined balance sheet data as of December 31, 2018 and 2017 and the combined statements of income data and the combined statements of cash flows data for the years ended December 31, 2018, 2017 and 2016 have been derived from our annual combined financial statements included elsewhere in this prospectus. The combined balance sheet data as of December 31, 2016 has been derived from our financial records, which were derived from the financial records of RGHL Group and are not included in this prospectus. The combined balance sheet data as of September 30, 2019 and the combined statements of income data and the combined statements of cash flows data for the nine months ended September 30, 2019 and 2018 have been derived from our interim combined financial statements included elsewhere in this prospectus. The interim combined financial statements were prepared on a basis consistent with that used in preparing our annual combined financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the interim periods. The historical financial data includes costs of our business, which include the allocation of certain expenses from RGHL Group. We believe these allocations were made on a reasonable basis. The summary financial data may not be indicative of our future performance as an independent company. It should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Data” and the annual combined financial statements and corresponding notes and the interim combined financial statements and corresponding notes included elsewhere in this prospectus.

Also set forth below are summary unaudited pro forma combined statements of income data for the nine months ended September 30, 2019 and the year ended December 31, 2018, which assume that the Corporate Reorganization and this offering had occurred as of January 1, 2018. The summary unaudited pro forma combined balance sheet data as of September 30, 2019 assumes that the Corporate Reorganization and this offering occurred as of September 30, 2019. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The summary unaudited pro forma combined financial data does not purport to represent what the financial position or results of operations of RCP would have been if we had operated as an independent company during the periods presented or if the transactions described therein had actually occurred as of the dates indicated, nor does it project the financial position at any future date or the results of operations for any future period. Please see the notes to the “Unaudited Pro Forma Combined Financial Data” included elsewhere in this prospectus for a complete description of the adjustments reflected in the unaudited pro forma combined financial data.

	Pro Forma		Historical
	Nine months ended September 30,	Year ended December 31,	Nine months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018	2017	2016
	(In millions, except share and per share data)
Statements of Income Data:
Net revenues(1)	$	$	$	$	$2,981	$2,809	$2,792
Related party net revenues(1)					161	148	143

Total net revenues					3,142	2,957	2,935
Cost of sales					(2,310)	(2,095)	(2,048)

Gross profit					832	862	887
Selling, general and administrative expenses					(288)	(294)	(325)
Other expense, net					(31)	(28)	(28)

Income from operations					513	540	534
Non-operating expense, net					—	—	(10)
Interest expense, net					(280)	(322)	(391)

Income before income taxes					233	218	133
Income tax (expense) benefit					(57)	84	(54)

Net income	$	$	$	$	$176	$302	$79

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	Pro Forma		Historical
	Nine months ended September 30,	Year ended December 31,	Nine months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018	2017	2016
	(In millions, except share and per share data)
Per share:
Earnings per share:
Basic
Diluted
Weighted average number of shares used in calculating earnings per share:
Basic
Diluted

Balance Sheet Data (as of end of period):
Accounts receivable, net	$		$		$16	$9	$52
Inventories					429	371	298
Related party receivables—non-current					2,401	1,929	1,784
Total assets(2)					6,421	5,911	5,738
Accounts payable					136	121	124
Long-term debt, including current portion					2,030	2,049	2,067
Related party borrowings, including current portion					3,950	3,927	3,957
Total equity (deficit)					(1,027)	(1,298)	(1,517)

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$	$	$	$	$530	$395	$393
Investing activities					(554)	(364)	(584)
Financing activities					24	(40)	180

Other Financial Data:(3)
Adjusted EBITDA (non-GAAP)(4)	$	$	$	$	$647	$656	$647
Adjusted Free Cash Flow (non-GAAP)(5)	$	$	$	$	$377	$272	$296

(1)

On January 1, 2018, we adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers and other related Accounting Standards Updates regarding Accounting Standards Codification Topic 606 (“ASC 606”), using the modified retrospective method. Results as of and for the year ended December 31, 2018 and periods thereafter are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under ASC 605, Revenue Recognition, the accounting standard in effect for those periods presented. Our adoption of ASC 606 resulted in a $5 million adjustment to Net Parent deficit. There was no other material financial statement impact from adopting the new revenue recognition accounting standard. For further details regarding the impact of the adoption of ASC 606, refer to Note 2—Summary of Significant Accounting Policies of our annual combined financial statements included elsewhere in this prospectus.

(2)

On January 1, 2019, we adopted Accounting Standards Update 2016-02, Leases, and other related Accounting Standard Updates regarding Accounting Standards Codification Topic 842 (“ASC 842”), using the modified retrospective method without the recasting of comparative periods’ financial information, as permitted by the transition guidance. Results as of and for the nine months ended September 30, 2019 are presented under ASC 842, while prior period amounts are not adjusted and continue to be reported under ASC 840, Leases, the accounting standard in effect for those periods presented. For further details regarding the impact of the adoption of ASC 842, refer to Note 2—Summary of Significant Accounting Policies of our interim combined financial statements included elsewhere in this prospectus.

Non-GAAP Financial Measures

(3)

It is management’s intent to provide non-GAAP financial measures to enhance the understanding of our GAAP financial information, and it should be considered in addition to, and not instead of, the financial statements prepared in accordance with GAAP included elsewhere in this prospectus. Each non-GAAP financial measure is presented along with the corresponding most directly comparable GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. The non-GAAP financial measures presented may be determined or calculated differently by other companies.

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(4)

We define “Adjusted EBITDA” as our net income calculated in accordance with GAAP, plus the sum of income tax expense, net interest expense, depreciation and amortization and further adjusted to exclude unrealized gains and losses on derivatives, costs associated with rationalizing operations and administrative functions, factoring discounts, defined benefit plan settlement losses, amortization of actuarial gains, operational process engineering related consultancy costs and the allocated related party management fee.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same matter as our management team and board of directors.

The following table presents a reconciliation of net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	Pro Forma		Historical
	Nine months ended September 30,	Year ended December 31,	Nine months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018	2017	2016
	(In millions)
Net income—GAAP	$	$	$	$	$176	$302	$79
Income tax expense (benefit)					57	(84)	54
Interest expense, net					280	322	391
Depreciation and amortization					87	90	97
Factoring discount(a)					22	19	15
Allocated related party management fee(b)					10	10	13
Unrealized losses (gains) on derivatives(c)					14	(4)	(8)
Business rationalization costs(d)					4	2	1
Defined benefit plan settlement loss(e)					—	—	9
Other(f)					(3)	(1)	(4)

Adjusted EBITDA (Non-GAAP)	$	$	$	$	$647	$656	$647

(a)

Reflects the loss on sale that we incur when we sell our U.S. trade receivables through RGHL Group’s securitization facility. For further information, refer to Note 9 – Other Expense, Net in our annual combined financial statements included elsewhere in this prospectus.

(b)

Reflects our allocation, from RGHL Group, of a management fee that is charged by Rank to RGHL Group. We will not be required to pay any portion of this management fee after closing of this offering. For further information, refer to Note 9—Other Expense, Net in our annual combined financial statements included elsewhere in this prospectus.

(c)

Reflects the mark-to-market movements in our commodity derivatives. For further information, refer to Note 7—Financial Instruments in our annual combined financial statements included elsewhere in this prospectus.

(d)	Reflects primarily employee termination costs associated with rationalizing our operations in Canada.
(e)

Reflects the settlement loss recognized on merging our defined benefit plan into a plan sponsored by RGHL Group. For further information, refer to Note 8—Benefit Plans in our annual combined financial statements included elsewhere in this prospectus.

(f)

Includes the amortization of actuarial gains related to our postretirement benefit plan. For further information, refer to Note 8—Benefit Plans in our annual combined financial statements included elsewhere in this prospectus.

(5)

We define “Adjusted Free Cash Flow” as our net cash provided by operating activities, less capital expenditures as set forth in the combined statements of cash flows less the increase in income taxes payable computed under the stand-alone return basis as set forth in the combined statements of cash flows. The adjustment for the increase in income taxes payable is included in our computation of Adjusted Free Cash Flow to be more representative of the after-tax cash flows for a stand-alone company. As detailed in Note 2—Summary of Significant Accounting Policies of our annual combined financial statements, our U.S. operations were included in a consolidated U.S. federal tax return and the settlement of our U.S. federal current tax is recognized directly as a movement in Net Parent deficit.

We have included Adjusted Free Cash Flow in this prospectus because we believe that Adjusted Free Cash Flow provides management and investors a useful measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

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The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable GAAP financial measure, to Adjusted Free Cash Flow for each of the periods indicated:

	Historical
	Nine months ended September 30,		Year ended December 31,
	2019	2018	2018	2017	2016
	(In millions)
Net cash provided by operating activities—GAAP	$	$	$530	$395	$393
Less: Capital expenditures			(82)	(56)	(43)
Less: Change in income taxes payable			(71)	(67)	(54)

Adjusted Free Cash Flow (non-GAAP)	$	$	$377	$272	$296

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RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks Relating to Our Business and Industry

Our success depends on our ability to anticipate and respond to changes in consumer preferences.

We are a consumer products company and believe that our success depends, in part, on our ability to leverage our existing brands and products to drive increased sales and profits. This depends on our ability to identify and offer products at attractive prices that appeal to consumer tastes and preferences, which are difficult to predict and evolve over time. Our ability to implement this strategy depends on, among other things, our ability to:

•	continue to offer to our customers products that consumers want at competitive prices;

•	introduce new and appealing products and innovate successfully on our existing products;

•	develop and maintain consumer interest in our brands; and

•	increase our brand recognition and loyalty.

We may not be able to implement this strategy successfully, which could materially and adversely affect our sales and business, financial condition and results of operations.

We are dependent on maintaining satisfactory relationships with our major customers, and significant consolidation among our customers, or the loss of a significant customer, could decrease demand for our products or reduce our profitability.

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure, and can constrain our ability to pass through price increases. We generally sell our branded products pursuant to informal trading policies and our store brand products under one year or multi-year agreements. We do not have written agreements with many of our customers. Our contracts generally do not obligate the customer to purchase any given amount of product. If our major customers reduce purchasing volumes or stop purchasing our products for any reason, our business and results of operations would likely be materially and adversely affected. It is possible that we will lose customers, which may materially and adversely affect our business, financial condition and results of operations.

We rely on a relatively small number of customers for a significant portion of our revenue. Sales to our top ten customers accounted for 69% of our total revenue in fiscal year 2018. Our two largest customers, Walmart and Sam’s Club, individually accounted for 28% and 12%, respectively, of our total revenue in fiscal year 2018. Sales to Sam’s Club are concentrated more heavily in our Hefty Tableware segment. The loss of any of our significant customers would have a material adverse effect on our business, financial condition and results of operations.

In addition, over the last several years, there has been a trend toward consolidation among our customers in the retail industry, and we expect that this trend will continue. Consolidation among our customers could increase

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their ability to apply pricing pressure, and thereby force us to reduce our selling prices or lose sales. In addition, following a consolidation, our customers may close stores, reduce inventory or switch suppliers of consumer products. Any of these factors could negatively impact our business, financial condition and results of operations.

We operate in competitive markets.

We operate in competitive markets, and our main competitors include The Clorox Company, S.C. Johnson & Sons, Inc., Poly-America, Handi-Foil Corporation, Republic Plastics, Ltd., Trinidad Benham Corporation, Inteplast Group, Ltd. and Dart Container Corporation. Although capital costs and intellectual property and technology may create barriers to entry, we face the threat of competition from new entrants to our markets as well as from existing competitors, including overseas competitors who may have lower production costs. Our customers continuously evaluate their suppliers, often resulting in downward pricing pressure and increased pressure to continuously introduce and commercialize innovative new products, improve customer service, maintain strong relationships with our customers and, where applicable, develop and maintain brands that are meaningful to consumers. If our products fail to compete successfully with other branded or private label offerings, demand for our products and our sales and profitability could be negatively impacted.

Loss of any of our key manufacturing facilities or of those of our key suppliers could have an adverse effect on our business.

Some of our products are manufactured at a single location. For example, our Malvern, Arkansas plant is our sole producer of foil reroll for our Louisville, Kentucky plant, which in turn is our sole producer of household foil. The loss of the use of all or a portion of any of our key manufacturing facilities, especially one that is a sole producer, or the loss of the use of key suppliers, due to an accident, labor issues, weather conditions, natural disaster or otherwise could have a material adverse effect on our business, financial condition and results of operations.

Any interruption in our supply of raw materials could harm our business, financial condition and results of operations.

We are dependent on our suppliers for an uninterrupted supply of key raw materials in a timely manner. The supply of these materials could be disrupted for a wide variety of reasons, including political and economic instability, the financial stability of our suppliers, their ability to meet our standards, labor problems, the availability and prices of raw materials, currency exchange rates, transport availability and cost, transport security and inflation, and other factors beyond our control. We have written contracts with some but not all of our key suppliers, and where we have written contracts, they generally include force majeure clauses that excuse the supplier’s failure to supply in certain circumstances. Any interruption in the supply of raw materials for an extended period of time could have a material adverse effect on our business, financial condition and results of operations.

Our business is impacted by fluctuations in raw material, energy and freight costs, including the impact of tariffs and similar matters.

Fluctuations in raw material and energy costs could adversely affect our business, financial condition and results of operations. Raw material costs represent a significant portion of our cost of sales. The primary raw materials we use are plastic resins, particularly polyethylene and polystyrene, and aluminum. The prices of our raw materials have fluctuated significantly in recent years. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with changes in crude oil and natural gas prices as well as changes in refining capacity and the demand for other petroleum-based products. Raw material costs are also impacted by governmental actions, such as tariffs and trade sanctions. For example, the recent imposition by the U.S. government of tariffs on products imported from certain countries and trade sanctions against certain countries have introduced greater

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uncertainty with respect to policies affecting trade between the United States and other countries and have impacted the cost of certain raw materials, including aluminum and resin. Major developments in trade relations, including the imposition of new or increased tariffs by the United States and/or other countries, could have a material adverse effect on our business, financial condition and results of operations.

We typically do not enter into long-term fixed price purchase contracts for our principal raw materials. Sales contracts for our products generally do not contain cost pass-through mechanisms for raw material costs. Where our contracts use such pass-through mechanisms, differences in timing between purchases of raw materials and sales to customers can create a “lead lag” effect during which margins are negatively impacted when raw material costs rise and positively impacted when raw material costs fall. We adjust prices, where possible, to mitigate the effect of production cost increases, including raw materials, but these increases are not always possible or may not cover the increased raw material costs.

In addition, we distribute our products and receive raw materials primarily by rail and truck. Reduced availability of rail or trucking capacity has caused us, and may continue to cause us, to incur unanticipated expenses and impair our ability to distribute our products or receive our raw materials in a timely manner, which could disrupt our operations, strain our customer relations and adversely affect our operating profits. In particular, the recent reduced trucking capacity, due to a shortage of drivers, the recent enforcement deadline for a federal regulation requiring drivers to electronically log their driving hours and adverse weather conditions, among other reasons, has caused an increase in the cost of transportation for us and many other companies.

Our brands are critical to our success.

Our ability to compete successfully depends on our ability to develop and maintain brands that are meaningful to consumers. The development and maintenance of such brands requires significant investment in product innovation, brand-building, advertising and marketing. We focus on developing innovative products to address consumers’ unmet needs and introducing store brand products that emulate other popular branded consumer products, and, as a result, may increase our expenditures for advertising and other brand-building or marketing initiatives. However, these initiatives may not deliver the desired results, which could adversely affect our business and the recoverability of the trade names recorded in our balance sheet, which could materially and adversely affect our business, financial condition and results of operations.

Our business could be impacted by changes in consumer lifestyle and environmental concerns.

We are a consumer products company and any reduction in consumer demand for the types of products we offer as a result of changes in consumer lifestyle, environmental concerns or other considerations could have a significant impact on our business, financial condition and results of operations. For example, there have been recent concerns about the environmental impact of single-use disposable products and products made from plastic, particularly polystyrene foam. These concerns, and the actions taken in response (including regulations banning the sale of polystyrene foam in certain jurisdictions), impact several of our products, especially our Hefty Tableware segment. Sustainability concerns, including the recycling of products, have received increased focus in recent years and may play an increasing role in brand management and consumer purchasing decisions. In addition, changes in consumer lifestyle may decrease the demand for certain of our products, which in turn could materially and adversely affect our business, financial condition and results of operations.

Our business may be affected by economic downturns in the markets that we serve and in the regions that supply our raw materials.

Our business is impacted by market conditions in the retail industry and consumer demand for our products, which in turn are affected by general economic conditions. Downturns or periods of economic weakness or increased prices in these consumer markets have resulted in the past, and could result in the future, in decreased demand for our products. For example, uncertainty about future economic conditions globally, and in the United

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States in particular, could lead to declines in consumer spending and consumption and cause our customers to purchase less of our products.

Our profitability and cash flows could suffer if we are unable to continue to generate cost savings in our manufacturing and distribution processes.

We anticipate that cost savings will result from reducing material costs and manufacturing inefficiencies and from realizing productivity gains, distribution efficiencies and overhead reductions. However, if we cannot successfully develop and implement cost savings plans, or if the cost of making these changes increases, we will not realize all anticipated benefits, which could materially and adversely affect our business, financial condition and results of operations.

Our hedging activities may result in significant losses and period-to-period earnings volatility.

We may enter into hedging transactions to limit our exposure to raw material price risks. Historically, our commodity hedges are primarily related to diesel, resin and aluminum. If we fail to effectively monitor and manage our hedging activities or if we execute a position and raw material prices subsequently decline, we could incur significant losses, which could in turn materially and adversely affect our business, financial condition and results of operations, and we could experience significant fluctuations in our earnings from period to period. Factors that could affect the impact and effectiveness of our hedging activities include the accuracy of our operational forecasts of raw material needs and volatility of the commodities and raw materials pricing markets.

Sales growth objectives may be difficult to achieve, and we may not be able to achieve our innovation goals, develop and introduce new products and line extensions or expand into adjacent categories and countries.

We operate in mature markets that are subject to high levels of competition. Our future performance and growth, including our ability to meet our internal objectives of generating 20% of our revenue each year from products that are less than three years old, depends on innovation and our ability to successfully develop or license capabilities to introduce new products, brands, line extensions and product innovations or enter into or expand into adjacent product categories, sales channels or countries. Our ability to quickly innovate in order to adapt our products to meet changing consumer demands is essential, especially in light of eCommerce and direct-to-consumer channels significantly reducing the barriers for even small competitors to quickly introduce new brands and products directly to consumers. The development and introduction of new products require substantial and effective research and development and demand creation expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance.

In addition, effective and integrated systems are required for us to gather and use consumer data and information to successfully market our products. New product development and marketing efforts, including efforts to enter markets or product categories in which we have limited or no prior experience, have inherent risks, including product development or launch delays. These could result in us not being the first to market and the failure of new products, brands or line extensions to achieve anticipated levels of market acceptance. If product introductions or new or expanded adjacencies are not successful, costs associated with these efforts may not be fully recouped and our results of operations could be adversely affected. In addition, if sales generated by new products cause a decline in sales of our existing products, our financial condition and results of operations could be materially adversely affected. Even if we are successful in increasing market share within particular product categories, a decline in the markets for such product categories could have a negative impact on our financial results. In addition, in the future, our growth strategy may include expanding our international operations, which could be subject to foreign market risks, including, among others, foreign currency fluctuations, economic or political instability and the imposition of tariffs and trade restrictions, which could adversely affect our financial results.

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We are subject to governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.

Many of our products come into contact with food when used, and the manufacture, packaging, labeling, storage, distribution, advertising and sale of such products are subject to various laws designed to protect human health and the environment. For example, in the United States, many of our products are regulated by the Food and Drug Administration (including applicable current good manufacturing practice regulations) and/or the Consumer Product Safety Commission, and our product claims and advertising are regulated by the Federal Trade Commission. Most states have agencies that regulate in parallel to these federal agencies. Liabilities under, and/or costs of compliance, and the impact on us of any non-compliance with any such laws and regulations could materially and adversely affect our business, financial condition and results of operations. In addition, changes in the laws and regulations which we are subject to could impose significant limitations and require changes to our business, which in turn may increase our compliance expenses, make our business more costly and less efficient to conduct, and compromise our growth strategy.

We could incur significant liabilities related to, and significant costs in complying with, environmental, health and safety laws, regulations and permits.

Our operations are subject to various national, state, local, foreign and international environmental, health and safety laws, regulations and permits that govern, among other things, the emission or discharge of materials into the environment; the use, storage, treatment, disposal, management and release of hazardous substances and wastes; the health and safety of our employees and the end-users of our products; and the materials used in, and the recycling of, our products. These laws and regulations impose liability, which can be strict, joint and several, for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances related to our current and former sites, as well as at third party sites where we or our predecessors have sent waste for disposal. Non-compliance with, or liability related to, these laws, regulations and permits, which tend to become more stringent over time, could result in substantial fines or penalties, injunctive relief, requirements to install pollution control devices or other controls or equipment, civil or criminal sanctions, permit revocations or modifications and/or facility shutdowns, and could expose us to costs of investigation or remediation, as well as tort claims for property damage or personal injury.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic waste. Programs have included banning certain types of products, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic bags and packaging material, and requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives, aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic products, result in greater costs for manufacturers of plastic products or otherwise impact our business, financial condition or results of operations. Additional regulatory efforts addressing other environmental or safety concerns in the future could similarly impact our operations and results.

We may incur liabilities, experience harm to our reputation and brands, or be forced to recall products as a result of real or perceived product quality or other product-related issues.

Although we have control measures and systems in place to ensure the safety and quality of our products are maintained, the consequences of not being able to do so could be severe, including adverse effects on consumer health, our reputation, the loss of customers and market share, financial costs and loss of revenue. If any of our products are found to be defective, we could be required to or may voluntarily recall such products, which could result in adverse publicity, significant expenses and a disruption in sales and could affect our reputation and that of our products. For instance, in 2015, we voluntarily withdrew certain of our Hefty disposable cups when we identified that an incorrect grade of colorant was used on some of our disposable cups, causing small amounts of ink to transfer from the cup to other surfaces. The colorant presented no health or safety risks to consumers

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which was determined through both internal assessment and an external toxicology audit and we effectively remediated this situation. However, if a similar event occurs in the future, it could cause long-term damage to our brands. In addition, if any of our competitors or customers supply faulty or contaminated products to the market, our industry could be negatively impacted, which in turn could have adverse effects on our business.

The widespread use of social media and networking sites by consumers has greatly increased the speed and accessibility of information dissemination. Negative publicity, posts or comments on social media or networking sites about us or our brands, whether accurate or inaccurate, or disclosure of non-public sensitive information about us, could be widely disseminated through the use of social media. Such events, if they were to occur, could harm our image and adversely affect our business, as well as require resources to rebuild our reputation.

We are affected by seasonality.

Portions of our business are moderately seasonal. Overall, our strongest sales are in our fourth quarter and our weakest sales are in our first quarter. This is driven by higher levels of sales of cooking products around major U.S. holidays in our fourth quarter, primarily due to the holiday use of Reynolds Wrap, Reynolds Oven Bags and Reynolds Parchment Paper. Our tableware products generally have higher sales in the second quarter of the year, primarily due to outdoor summertime use of disposable plates, cups and bowls. As a result of this seasonality, any factors negatively affecting us during these periods of any year, including unfavorable economic conditions, could have a material adverse effect on our financial condition and results of operations for the entire year. Because of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance.

Loss of our key management and other personnel, or an inability to attract new management and other personnel, could negatively impact our business, financial condition and results of operations.

We depend on our senior executive officers and other key personnel to operate our businesses, develop new products and technologies and service our customers. The loss of any of these key personnel could adversely affect our operations. Competition is intense for qualified personnel and the loss of them or an inability to attract, retain and motivate additional highly skilled personnel required for the operation and expansion of our business could hinder our ability to successfully conduct research and development activities or develop and support marketable products. Additionally, the high U.S. employment levels in recent years have increased turnover as compared to prior periods at some of our facilities and made hiring and retaining hourly employees more difficult. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty acquiring product lines or businesses, which could impact our business, financial condition and results of operations.

We may pursue acquisitions of product lines or businesses from third parties. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired product lines or businesses, estimation and assumption of liabilities and contingencies, personnel turnover and the diversion of management’s attention from other business operations. We may be unable to successfully integrate and manage certain product lines or businesses that we may acquire in the future, or be unable to achieve anticipated benefits or cost savings from acquisitions in the time frame we anticipate, or at all.

We may not be successful in obtaining, maintaining and enforcing sufficient intellectual property rights to protect our business, or in avoiding claims that we infringe on the intellectual property rights of others.

We rely on intellectual property rights such as patents, trademarks and copyrights, as well as unpatented proprietary knowledge and trade secrets, to protect our business. However, these rights do not afford complete protection against third parties. For example, patents, trademarks and copyrights are territorial; thus, our business

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will only be protected by these rights in those jurisdictions in which we have been issued patents or have trademarks or copyrights, or have obtained licenses to use such patents, trademarks or copyrights. Even so, the laws of certain countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Additionally, there can be no assurance that others will not independently develop knowledge and trade secrets that are similar to ours, or develop products or brands that compete effectively with our products and brands without infringing, misusing or otherwise violating any of our intellectual property rights.

We cannot be certain that any of our current or pending patents, trademarks and copyrights will provide us with sufficient protection from competitors, or that any intellectual property rights we do hold will not be invalidated, circumvented or challenged in the future. In the event of such a challenge, we could incur significant costs to defend our intellectual property rights, even if we are ultimately successful. Additionally, there is a risk that we will not be able to obtain and perfect or, where appropriate, license, the intellectual property rights necessary to support new product introductions and product innovations. Additionally, we have licensed, and may license in the future, patents, trademarks, trade secrets and other intellectual property rights to third parties. While we attempt to ensure that our intellectual property rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property rights.

Third parties may copy or otherwise obtain and use our proprietary knowledge or trade secrets without authorization or infringe, misuse or otherwise violate our other intellectual property rights. For example, our brand names, especially Reynolds, Hefty, Diamond and Presto, are well-established in the market and have attracted infringers in the past. Additionally, we may not be able to prevent current and former employees, contractors and other parties from misappropriating our confidential and proprietary knowledge. Infringement, misuse or other violation of any of our intellectual property rights may dilute or diminish the value of our brands and products in the marketplace, which could adversely affect our results of operations and make it more difficult for us to maintain a strong market position. While we protect our intellectual property rights, including through litigation, where necessary, we cannot economically prevent all infringement, misuse or other violations, and any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our products and brands may infringe on the intellectual property rights of others, and in the past we have been, and in the future we may be, subject to claims asserting infringement, misuse or other violation of intellectual property rights and seeking damages, the payment of royalties or licensing fees, and/or injunctions against the sales of our products. If we are found to have infringed, misused or otherwise violated the intellectual property rights of others, we could be forced to pay damages, cease use of such intellectual property or, if we are given the opportunity to continue to use the intellectual property rights of others, we could be required to pay a substantial amount for continued use of those rights. Even if we are not found to infringe, misuse or otherwise violate a third party’s intellectual property rights, we could incur material legal costs and related expenses to defend against such claims and we could incur significant costs associated with discontinuing to use, provide or manufacture certain products, services or brands. In any case, such claims could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of their outcome.

We depend on intellectual property rights licensed from third parties, and disputes regarding or termination of these licenses could result in loss of rights, which could harm our business.

We are dependent in part on intellectual property rights licensed from third parties. Our licenses to such intellectual property rights may not provide exclusive or unrestricted rights in all fields of use and in all territories in which we may wish to develop or commercialize our products in the future and may restrict our rights to offer certain products in certain markets or impose other obligations on us in exchange for our rights to the licensed intellectual property. In addition, we may not have full control over the maintenance, protection or

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use of in-licensed intellectual property rights, and therefore we may be reliant on our licensors to conduct such activities.

Disputes may arise between us and our licensors regarding the scope of rights or obligations under our intellectual property license agreements, including the scope of our rights to use the licensed intellectual property, our rights with respect to third parties, our and our licensors’ obligations with respect to the maintenance and protection of the licensed intellectual property, and other interpretation-related issues. The agreements under which we license intellectual property rights from others are complex, and the provisions of such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the intellectual property being licensed, or increase what we believe to be our financial or other obligations under the relevant agreement. Termination of or disputes over such licenses could result in the loss of significant rights.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own. Any failure on our part or the part of our licensors to adequately protect this intellectual property could have a material adverse effect on our business and results of operations.

Breaches of our information systems security measures could disrupt our internal operations.

We depend on information technology for processing and distributing information in our business, including to and from our customers and suppliers. This information technology could be subject to theft, damage or interruption from a variety of sources, including malicious computer viruses, security breaches, defects in design, employee malfeasance or human or technical errors. Additionally, we could be at risk if a customer’s or supplier’s information technology system is attacked or compromised. Cybersecurity incidents have increased in number and severity, and it is expected that these trends will continue. Although we have taken measures to protect our data and to protect our computer systems from attacks, they may not be sufficient to prevent unauthorized access to our systems or theft of our data. If we or third parties with whom we do business were to fall victim to cyber-attacks or experience other cybersecurity incidents, such incidents could result in unauthorized access to, disclosure or loss of or damage to company, customer or other third party data; theft of confidential data, including personal information and intellectual property; loss of access to critical data or systems; and other business delays or disruptions. The loss or disclosure of personal information could also expose us to liability or penalties under laws, rules and regulations related to solicitation, collection, processing or use of consumer, customer, vendor or employee information or related data. In addition, we may incur large expenditures to investigate or remediate, to recover data, to repair or replace networks or information technology systems, or to protect against similar future events. If these events were to occur, we could incur substantial costs or suffer other consequences that negatively impact our business, financial condition and results of operations.

We have significant debt, which could adversely affect our financial condition and ability to operate our business.

Upon closing of this offering, we expect to have approximately $             of outstanding indebtedness under the New Term Loan Facility, and we expect to have material additional borrowing capacity under the New Revolving Facility. For a description of this indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Liquidity.” Our debt level and related debt service obligations:

•

will require us to dedicate significant cash flow to the payment of principal of, and interest on, our debt, which will reduce the funds we have available for other purposes, including working capital, capital expenditures and general corporate purposes;

•	may limit our flexibility in planning for or reacting to changes in our business and market conditions or in funding our strategic growth plan;

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•	will impose on us financial and operational restrictions; and

•	will expose us to interest rate risk on our debt obligations bearing interest at variable rates.

These restrictions could adversely affect our financial condition and limit our ability to successfully implement our growth strategy.

In addition, we may need additional financing to support our business and pursue our growth strategy, including for strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our Class A common stock, and, in the case of equity and equity-linked securities, our existing stockholders may experience dilution.

An increase in market interest rates could increase our interest costs on future debt.

Borrowings under our New Credit Facilities will be at variable rates of interest and we may incur additional variable interest rate indebtedness in the future. This exposes us to interest rate risk, and any interest rate swaps we enter into in order to reduce interest rate volatility may not fully mitigate our interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Goodwill and indefinite-lived intangible assets are a material component of our balance sheet and impairments of these assets could have a significant impact on our results.

We have recorded a significant amount of goodwill and indefinite-lived intangible assets, representing our Reynolds and Hefty trade names, on our balance sheets. We test the carrying values of goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. While we have concluded that our goodwill and indefinite-lived intangible assets are not impaired, future events could cause us to conclude that the goodwill associated with a given segment, or one of our indefinite- lived intangible assets, may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on our results of operations and financial condition.

We could be jointly and severally liable for certain pension obligations of our affiliates.

Two members of RGHL Group, Pactiv LLC (“Pactiv”), and Evergreen Packaging LLC (“Evergreen”), also sponsor defined benefit pension plans covering a portion of their U.S. employees and retirees. As of                 , the combined benefit obligation of these plans was                  and the combined plan asset value was                for a combined underfunding of                 , in each case on an accounting basis. As we are in the same “controlled group” as Pactiv and Evergreen, third parties may seek to hold us jointly and severally liable for their pension liabilities as long as we remain members of the same controlled group. These pension liabilities could include an obligation to make ongoing contributions to fund the pension plans sponsored by Pactiv and Evergreen and for any unfunded liabilities that may exist at the time Pactiv or Evergreen terminates an underfunded pension plan. Under this theory, we could incur significant liabilities for events beyond our control that are not related to or known by us. As of the date of this prospectus, Pactiv and Evergreen’s pension plans are in compliance with the minimum funding standards of the Employee Retirement Income Security Act of 1974 (“ERISA”).

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Some of our workforce is covered by collective bargaining agreements, and our business could be harmed in the event of a prolonged work stoppage.

Approximately 23% of our employees are covered by collective bargaining agreements. While we believe we have good relationships with our unionized employees and we have not experienced a significant union-related work stoppage over the last ten years, if we encounter difficulties with renegotiations or renewals of collective bargaining arrangements or are unsuccessful in those efforts, we could incur additional costs and experience work stoppages. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor collective bargaining agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. Work stoppages could negatively impact our ability to manufacture our products on a timely basis, which could have a material adverse effect on our results of operations and financial condition.

Tax legislation initiatives or challenges to our tax positions could adversely affect our operations and financial condition.

We are subject to the tax laws and regulations of the U.S. federal, state and local governments. From time to time, legislative measures may be enacted that could adversely affect our overall tax positions regarding income or other taxes. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these legislative measures.

For example, the United States federal government recently enacted tax reform that, among other things, reduced U.S. federal corporate income tax rates, imposed limits on tax deductions for interest expense, changed the rules related to capital expenditure cost recovery and changed many of the rules related to the taxation of business income generated outside of the United States. There are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions of the newly enacted tax reform measure. Given the unpredictability of these possible changes and their potential interdependency, it remains difficult to assess the overall effect such tax changes will have on our earnings and cash flow, and the extent to which such changes could adversely impact our results of operations. As the impacts of the new law are determined, and as regulations and other guidance interpreting the new law are issued and finalized, our financial results could be impacted.

In addition, U.S. federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will be sustained if challenged by relevant tax authorities and if not sustained, there could be a material adverse effect on our results of operations, financial condition and cash flows.

Our insurance coverage may not adequately protect us against business and operating risks.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive in relation to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. For example, we will not be fully insured against all risks associated with pollution and other environmental incidents or impacts. Moreover, we may face losses and liabilities that are uninsurable by their nature, or that are not covered, fully or at all, under our existing insurance policies. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Legal claims and proceedings could adversely impact our business.

As a large company with a long history of serving consumers, we may be subject to a wide variety of legal claims and proceedings, including disputes relating to intellectual property, contracts, product liability,

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

marketing, advertising, foreign exchange controls, antitrust and trade regulation, as well as labor and employment, pension, data privacy and security, environmental and tax matters and consumer class actions. Regardless of their merit, these claims can require significant time and expense to investigate and defend. Since litigation is inherently uncertain, there is no guarantee that we will be successful in defending ourselves against such claims or proceedings, or that our assessment of the materiality of these matters, including any reserves taken in connection therewith, will be consistent with the ultimate outcome of such matters. The resolution of, or increase in the reserves taken in connection with, one or more of these matters in any reporting period could have a material adverse effect on our business, results of operations, cash flows and financial condition for that period.

Risks Relating to Our Class A Common Stock and this Offering

There may not be an active, liquid trading market for our Class A common stock.

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the                or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our Class A common stock that you purchase. The initial public offering price of our Class A common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the closing of this offering. The market price of shares of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares of our Class A common stock at or above the initial public offering price.

We expect that our Class A common stock price will fluctuate significantly, and you may not be able to resell your Class A common stock at or above the initial public offering price.

The trading price of our Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including those described above in “—Risks Relating to Our Business and Industry.” In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, you may be unable to resell your Class A common stock at or above the initial public offering price, if at all. In addition to the factors described above in “—Risks Relating to Our Business and Industry,” some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A common stock include:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changes in securities analysts’ reports or recommendations;

•	our inability to meet the financial estimates of analysts who follow our company;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	sales of large blocks of our Class A common stock, including upon conversion of Class B common stock;

•	additions or departures of key personnel;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the public reactions to our press releases, other public announcements and filings with the SEC;

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•	any increased indebtedness we may incur in the future;

•	regulatory developments;

•	actions by institutional stockholders;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If securities or industry analysts do not publish research or reports about our business, or they publish inaccurate or unfavorable reports about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares of Class A common stock or change their opinion of our Class A common stock, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our Class A common stock price or trading volume to decline.

Substantial future sales by PFL or others of our common stock, or the perception that such sales may occur, could depress the price of our Class A common stock.

Following the closing of this offering, PFL will control a majority of the combined voting power of both classes of our outstanding common stock. Subject to the restrictions described in the paragraph below, future sales of PFL’s shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933 (“Securities Act”) for so long as PFL is deemed to be our affiliate, unless the shares to be sold are registered with the SEC. We do not know whether or when PFL will sell shares of our common stock following this offering. The sale by PFL or others of a substantial number of shares of our common stock after this offering, or a perception that such sales could occur, could significantly reduce the market price of our Class A common stock. Subject to the lock-up agreements discussed below and our agreements with RGHL Group described in “Certain Relationships and Related Party Transactions,” we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities. In addition, our Class B common stock has greater voting rights than our Class A common stock. The perception of a potential sell-down by PFL could depress the market price of our Class A common stock and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering, except as otherwise described herein, all shares of Class A common stock that are being offered hereby will be freely tradable without restriction, assuming they are not held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, we intend to grant registration rights to PFL, pursuant to which PFL will have the right to demand that we register Class A common stock held by PFL (upon conversion of Class B common stock) under the Securities Act as well as the right to demand that we

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

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include any such Class A common stock in any registration statement that we file with the SEC, subject to certain exceptions. See “Shares Eligible for Future Sale—Registration Rights.” Any Class A common stock registered pursuant to the registration rights agreement described in “Certain Relationships and Related Party Transactions” will be freely tradable in the public market, subject to applicable lock-up periods, if any. In addition, in connection with this offering, we, our directors and our executive officers and PFL have each agreed, subject to certain exceptions, to be subject to a 180-day lock-up restriction. See “Shares Eligible for Future Sale—Lock-up Agreements.”                                                                                                                                                             may waive these restrictions at their discretion. The market price of our Class A common stock may decline significantly when this lock-up restriction lapses.

Investors purchasing Class A common stock in this offering will experience immediate and substantial dilution as a result of this offering and any future equity issuances.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock. Dilution is the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share of Class A common stock. In addition, if we issue additional equity securities in the future, including to our employees and directors under our equity incentive plan, investors purchasing shares of Class A common stock in this offering will experience additional dilution. See “Dilution.”

The dual class structure of our common stock means our shares of common stock will not be included in certain indices, which may adversely affect the trading market for our Class A common stock.

In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from these indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and bylaws, as will be amended and restated prior to the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	provide for a staggered board;

•	require at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors in order to amend our certificate of incorporation and bylaws;

•

eliminate the ability of our stockholders to call special meetings of stockholders after the date on which the outstanding shares of Class B common stock represent less than 50% of the combined voting power of our Class A common stock and Class B common stock;

•

prohibit stockholder action by written consent, instead requiring stockholder actions to be taken solely at a duly convened meeting of our stockholders, after the date on which the outstanding shares of our

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

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Class B common stock represent less than 50% of the combined voting power of our Class A common stock and Class B common stock;

•

permit our board of directors, without further action by our stockholders, to fix the rights, preferences, privileges and restrictions of preferred stock, the rights of which may be greater than the rights of our Class A common stock;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. As a result, these provisions may adversely affect the market price and market for our Class A common stock if they are viewed as limiting the liquidity of our stock. These provisions may also make it more difficult for a third party to acquire us in the future, and, as a result, our stockholders may be limited in their ability to obtain a premium for their shares of Class A common stock. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities and Exchange Act of 1934 (“Exchange Act”), the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. After the closing of this offering, we will be obligated to file with the SEC annual and quarterly information and other reports that are specified in the Exchange Act, and therefore will need to have the ability to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of the                  and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

management oversight may be required, and management’s attention may be diverted from other business concerns. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Furthermore, because we have not operated as a company with equity listed on a national securities exchange in the past, we might not be successful in implementing these requirements. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our operations, business, financial condition and results of operations.

Failure to establish and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and reputation.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Testing and maintaining our internal control over financial reporting may also divert management’s attention from other matters that are important to the operation of our business. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Moreover, any material weakness or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We intend to pay regular dividends on our common stock, but our ability to do so may be limited.

Following the closing of this offering, we intend to pay cash dividends on our common stock on a quarterly basis, subject to the discretion of our board of directors and our compliance with applicable law, and depending on our and our subsidiaries’ results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors deems relevant. See “Dividend Policy.”

Our ability to pay dividends may also be restricted by the terms of any future credit agreement, including the New Credit Facilities, or any future debt or preferred equity securities. Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying any outstanding debt, we risk, among other things, slowing the expansion of our business, having insufficient cash to fund our operations or make capital expenditures or limiting our ability to incur borrowings. Our board of directors will periodically review the cash generated from our business and the

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Pursuant to 17 C.F.R. Section 200.83

capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. There can be no assurance that our board of directors will not reduce the amount of regular cash dividends or cause us to cease paying dividends altogether.

We could incur significant liabilities if we take certain actions that result in assessment of U.S. federal income tax on certain internal transactions undertaken by RGHL Group in preparation for this offering.

We historically operated as a subsidiary of RGHI. In preparation for this offering, RGHL Group will effect certain distributions pursuant to the Corporate Reorganization to transfer our interests to PFL that are intended to qualify as tax-free to PFL, RGHL and RGHI under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (“Code”). RGHL will receive a tax opinion as to the tax treatment of these distributions, which will rely on certain facts, assumptions, representations and undertakings from Mr. Graeme Hart, RGHL Group and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, RGHL may not be able to rely on the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the opinion of tax counsel, the Internal Revenue Service (“IRS”) could determine on audit that these distributions are taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the stock ownership of RGHL, RGHI or us after the distributions. If the distributions are determined to be taxable for U.S. federal income tax purposes, PFL, RGHL and RGHI could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities. Under the tax matters agreement between RGHL and us (“Tax Matters Agreement”), we will generally be required to indemnify RGHL Group against taxes incurred by them that arise as a result of, among other things, a breach of any representation made by us, including those provided in connection with the opinion of tax counsel or us taking or failing to take, as the case may be, certain actions, in each case, that result in any of the distributions failing to meet the requirements of a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Code. For a discussion of the Tax Matters Agreement, please refer to the section entitled “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions for a two-year period after the Corporate Reorganization, in order to avoid triggering significant tax-related liabilities.

To preserve the tax-free treatment for U.S. federal income tax purposes to RGHL Group of the distributions to be effected pursuant to the Corporate Reorganization, under the Tax Matters Agreement that we will enter into with RGHL, we will be restricted from taking any action that prevents these distributions from being tax-free for U.S. federal income tax purposes. Under the Tax Matters Agreement, for the two-year period following these distributions, we will be subject to specific restrictions on our ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. These restrictions will not limit the acquisition of other businesses by us for cash consideration. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. Such restrictions may reduce our strategic and operating flexibility, including our options for raising equity capital. For a discussion of the Tax Matters Agreement, please refer to the section entitled “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

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Pursuant to 17 C.F.R. Section 200.83

Risks Relating to Our Relationship with RGHL Group, PFL and Rank

PFL controls the direction of our business and PFL’s concentrated ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

Upon closing of this offering, PFL will own all of the shares of our Class B common stock, which will represent approximately         % of our total outstanding shares of common stock (or approximately         % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) and approximately         % of the combined voting power of both classes of our common stock outstanding following this offering (or approximately         % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full). As long as PFL continues to control a majority of the voting power of our outstanding common stock, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. Because each share of Class B common stock has ten votes per share, PFL could have majority control of the voting power of our common stock, even if it holds just 10% of the shares of our common stock. Even if PFL disposes a substantial portion of its shares of our common stock, it could remain our controlling stockholder for an extended period of time or indefinitely.

PFL and its affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, PFL and its affiliates may engage in activities where their interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote while PFL controls the majority of the voting power of our outstanding common stock. As a result, PFL will be able to control, directly or indirectly and subject to applicable law, the composition of our board of directors, which in turn will be able to control all matters affecting us, including, among others:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	the adoption of amendments to our amended and restated certificate of incorporation;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	compensation and benefit programs and other human resources policy decisions;

•	the payment of dividends on our common stock; and

•	determinations with respect to tax matters.

In addition, the concentration of PFL’s ownership could also discourage others from making tender offers, which could prevent holders from receiving a premium for their Class A common stock.

Because PFL’s interests may differ from ours or from those of our other stockholders, actions that PFL takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders, including holders of our Class A common stock.

If we are no longer affiliated with RGHL Group, we may be unable to continue to benefit from that relationship, which may adversely affect our operations and have a material adverse effect on us.

Our affiliation with RGHL Group provides us with increased scale and reach. We leverage our combined scale to coordinate purchases across our operations to reduce costs. If we no longer benefit from this relationship, whether because we are no longer affiliated with RGHL Group or otherwise, it may result in increased costs for us and higher prices to our customers because we may be unable to obtain goods, services, and technology from unaffiliated third parties on terms as favorable as those previously obtained. As a result of any the above factors, we may be precluded from pursuing certain opportunities that we would otherwise pursue, including growth opportunities, which in turn may adversely affect our business, financial condition and results of operations.

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We have entered, and may continue to enter, into certain related party transactions. There can be no assurance that we could not have achieved more favorable terms if such transactions had not been entered into with related parties, or that we will be able to maintain existing terms in the future.

We have entered into various transactions with Rank and other related parties that are members of RGHL Group, including, among others, agreements relating to:

•	the lease for our corporate headquarters in Lake Forest, Illinois;

•

the RGHL TSA whereby RGHL Group will continue to provide certain administrative services to us, including information technology service; accounting, treasury, financial reporting and transaction support; human resources; procurement; tax, legal and compliance related services; and other corporate services, and we will provide certain services to RGHL Group, including human resources; compliance; and procurement, in each case for up to 24 months;

•

the Rank TSA whereby, upon our request, Rank will provide certain administrative services to us, including accounting, financial reporting, insurance procurement support, and other tax, legal and related services for up to 24 months;

•	supply agreements where we sell certain products (primarily aluminum foil containers and roll foil) to, and purchase certain products (primarily tableware) from Pactiv; and

•	logistics agreements whereby Pactiv provides certain warehousing and transportation services to us.

While we believe that all such transactions have been negotiated on an arm’s length basis and contain commercially reasonable terms, we may have been able to achieve more favorable terms had such transactions been entered into with unrelated parties. In addition, while these services are being provided to us by related parties, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them may be limited. At the conclusion of the RGHL TSA, Rank TSA and logistics agreements, we will have to perform such services with internal resources or contract with third party providers. There could be disruptions upon transition, and there can be no assurance that we will be able to perform or obtain the necessary services at the same or lower cost. Such related party transactions may also potentially involve conflicts of interest. In the event of a dispute under any of these related party agreements, RGHL Group could decide the matter in a way adverse to us, and our ability to enforce our contractual rights may be limited.

It is also likely that we may enter into related party transactions in the future. Although material related party transactions that we may enter into will be subject to board approval, as necessary, there can be no assurance that such transactions, individually or in the aggregate, will not have an adverse effect on our financial condition and results of operations, or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties.

For additional information, see “Certain Relationships and Related Party Transactions.”

We have no operating history as a stand-alone public company, and our historical and pro forma combined financial data is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

We have historically operated as part of RGHL Group and not as a stand-alone entity. We have no operating history as a separate publicly traded company. The combined historical information in this prospectus refers to our business as part of RGHL Group. We derived the historical and pro forma combined financial data included in this prospectus from the consolidated financial statements and accounting records of RGHL Group. This information does not necessarily reflect the financial position, results of operations, and cash flows we would have achieved as a public company during the periods presented, or those that we will achieve in the future.

39

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

This is primarily because of the following factors:

•

RGHL Group historically performed or supported various corporate services for us, including executive management, supply chain, information technology, legal, finance and accounting, human resources, risk management, tax, treasury, and other services. Our historical and pro forma combined financial data reflects allocations of corporate expenses from RGHL Group for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as a public company.

•

We will have entered into certain agreements with RGHL Group (including Pactiv, which will remain one of our largest customers) and Rank, including supply agreements to sell products (mostly aluminum foil containers and aluminum foil) and purchase products (mostly tableware). Upon the expiration of these agreements, we will be required to negotiate new arrangements with RGHL Group, Rank and/or unaffiliated third parties, and these new arrangements may not reflect terms as favorable as those previously obtained from RGHL Group and Rank. For additional information, see “Certain Relationships and Related Party Transactions.”

•

We have relied upon RGHL Group for working capital requirements and other cash requirements. Subsequent to this offering, RGHL Group will not be providing us with funds to finance our working capital or other cash requirements. After this offering, our access to and cost of debt financing may be different from the historical access to and cost of debt financing under RGHL Group. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to us, which could have an adverse effect on our business, financial condition and results of operations and cash flows.

•

Historically, we have sold substantially all of our U.S. trade receivables through RGHL Group’s securitization facility. This non-recourse factoring arrangement satisfied all of the conditions that result in the derecognition of our trade receivables. Prior to the closing of this offering, we will repurchase all U.S. trade receivables outstanding as of the time of the repurchase of such trade receivables. After the closing of this offering, we will collect our trade receivables in the ordinary course of business.

•

Our historical and pro forma combined financial data has not been adjusted and does not reflect changes that we expect to experience as a result of our transition to becoming a public company. These changes include (1) changes in our cost structure, personnel needs, tax structure, and business operations, (2) changes in our management, (3) potential increased costs associated with reduced economies of scale, and (4) increased costs associated with corporate governance, investor and public relations, and public company reporting and compliance.

Therefore, our historical and pro forma combined financial data may not necessarily be indicative of our future financial position, results of operations, or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations, or cash flows to materially differ from our historical and pro forma combined financial data. While we have been profitable as part of RGHL Group, we cannot assure you that our profits will continue at a similar level when we are a stand-alone public company.

For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, see the sections entitled “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and accompanying notes included elsewhere in this prospectus.

40

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own financial, administrative, and other support functions, and we cannot assure you that the transitional services RGHL Group and Rank have agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative, and other resources of RGHL Group to operate our business. In conjunction with our anticipated separation from RGHL Group, we intend to create our own financial, administrative and other support systems or contract with third parties to replace RGHL Group’s systems. Prior to the closing of this offering, we will enter into agreements with RGHL Group and Rank under which RGHL Group and Rank will provide certain transitional services to us, such as supply chain, information technology, legal, finance and accounting, human resources, tax, treasury and other services, as well as access to certain information technology systems shared with RGHL Group and subject to data access controls. See “Certain Relationships and Related Party Transactions—Transactions to be Entered into in Connection with this Offering” for a description of these services. These services and data access controls may not be sufficient to meet our needs. After our agreements with RGHL Group and Rank expire, we may not be able to obtain these services at prices or on terms that are as favorable. Any failure or significant downtime in our own financial, administrative or other support systems or in RGHL Group’s or Rank’s financial, administrative or other support systems during the transitional period could negatively impact our results of operations.

If PFL sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our Class A common stock and we may become subject to the control of a presently unknown third party.

Upon closing of this offering, PFL will own all of the shares of our Class B common stock, which will represent approximately         % of our total outstanding shares of common stock (or approximately         % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) and approximately         % of the combined voting power of both classes of our common stock outstanding following this offering (or approximately         % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full). PFL will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of PFL to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our Class A common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our Class A common stock that may otherwise accrue to PFL on its private sale of our common stock. Additionally, if PFL privately sells its significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if PFL sells a controlling interest in our company to a third party, our liquidity could be impaired, our outstanding indebtedness may be subject to acceleration and our commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our results of operations and financial condition.

We will be a “controlled company” within the meaning of the rules of                  and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon closing of this offering, PFL will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the                 . Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors;

•	the requirement that our compensation committee be composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of our nominating and corporate governance and compensation committees.

While PFL controls a majority of the voting power of our outstanding common stock, we intend to rely on these exemptions and, as a result, will not have a majority of independent directors on our board of directors or nominating and corporate governance and compensation committees consisting entirely of independent directors. Upon the closing of this offering, we expect that five of our seven directors will not qualify as “independent directors” under the applicable rules of the                 . Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                 .

RGHL Group may compete with us, and its competitive position in certain markets may constrain our ability to build and maintain partnerships.

RGHL Group will not be restricted from competing with us in the consumer products industry, including as a result of acquiring a company that operates as a manufacturer of consumer products. Due to the significant resources of RGHL Group, including financial resources and know-how resulting from the previous management of our business, RGHL Group could have a significant competitive advantage should it decide to engage in the type of business we conduct, which may materially and adversely affect our business, financial condition and results of operations. For example, we purchase certain products, primarily tableware and cups, from Pactiv. While Pactiv has historically sold these products in the food services business-to-business channel, it could seek to sell such products in the retail channel or otherwise compete with us, especially where we sell private label or store brand products. As our supplier, Pactiv would have information about products, including pricing, that could give it a competitive advantage.

In addition, we may partner with companies that compete with RGHL Group in certain markets. Our affiliation with RGHL Group may affect our ability to effectively partner with these companies. These companies may favor our competitors because of our relationship with RGHL Group.

Conflicts of interest may arise because one of our directors will hold a management or board position with RGHL Group entities.

One of our directors is also a director of RGHL and other RGHL Group entities. The interests of this director in RGHL, other RGHL Group entities and us could create, or appear to create, conflicts of interest with respect to decisions involving both us and RGHL or RGHL Group entities that could have different implications for RGHL or RGHL Group entities and us. These decisions could, for example, relate to:

•	disagreement over corporate opportunities;

•	competition between us and RGHL Group;

•	employee retention or recruiting;

•	our dividend policy; and

•	the services and arrangements from which we benefit as a result of our relationship with RGHL Group.

Conflicts of interest could also arise if we enter into any new commercial arrangements with RGHL Group in the future, or if RGHL Group decides to compete with us in any of our product categories. The presence of directors or officers of entities affiliated with RGHL on our board of directors could create, or appear to create,

42

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

conflicts of interest and conflicts in allocating their time with respect to matters involving both us and any one of them, or involving us and RGHL, that could have different implications for any of these investors than they do for us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the closing of this offering address corporate opportunities that are presented to our directors who are also directors or officers of RGHL and certain of its subsidiaries. See “Description of Capital Stock.” We cannot assure you that our amended and restated certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are directors of both us and entities affiliated with RGHL. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.

Our inability to resolve in a manner favorable to us any potential conflicts or disputes that arise between us and RGHL Group, PFL or Rank with respect to our past and ongoing relationships may adversely affect our business and prospects.

Potential conflicts or disputes may arise between RGHL Group, PFL or Rank and us in a number of areas relating to our past or ongoing relationships, including:

•	tax, employee benefit, indemnification and other matters arising from our relationship with RGHL Group, PFL or Rank;

•	business combinations involving us;

•	the nature, quality and pricing of services RGHL Group and Rank have agreed to provide us;

•	business opportunities that may be attractive to us and RGHL Group;

•	intellectual property or other proprietary rights; and

•	joint sales and marketing activities with RGHL Group.

The resolution of any potential conflicts or disputes between us, RGHL Group, PFL or Rank or their subsidiaries over these or other matters may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated party.

The agreements we have entered into with RGHL Group and Rank, which are described in this prospectus, are of varying durations and may be amended upon agreement of the parties. PFL or certain of its subsidiaries will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors, and could preclude any acquisition of our company. For so long as we are controlled by PFL, we may be unable to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party. For more information, see “Certain Relationships and Related Party Transactions.”

43

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.” These risks and uncertainties include factors related to:

•	changes in consumer preferences, lifestyle and environmental concerns;

•	relationships with our major customers, consolidation of our customer bases and loss of a significant customer;

•	competition and pricing pressures;

•	loss of any of our key manufacturing facilities;

•	our suppliers of raw materials and any interruption in our supply of raw materials;

•	costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials;

•	our ability to develop and maintain brands that are critical to our success;

•	economic downturns in our target markets; and

•	difficulty meeting our sales growth objectives and innovation goals.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

44

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $        million, or approximately $        million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price at the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds from this offering, together with the net proceeds from the New Term Loan Facility, to repay amounts owed as part of the Corporate Reorganization. Related party borrowings owed to RGHL Group will be settled as part of the Corporate Reorganization prior to this offering. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $         million (assuming no exercise of the underwriters’ option to purchase additional shares) and would reduce (increase) the amount of related party borrowings that would otherwise be capitalized as additional paid-in capital.

We intend to use the net proceeds from the underwriters’ exercise of their option to purchase additional shares, if any, to repay a portion of the New Term Loan Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sources of Liquidity—New Credit Facilities.”

45

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

Following the closing of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our common stock initially equal to $         per share, commencing with the                  quarter of fiscal year 20        .

Any declaration and payment of future dividends to holders of our Class A common stock and Class B common stock will be at the discretion of our board of directors and will depend on many factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements and such other factors as our board of directors may deem relevant. See “Risk Factors—Risks Relating to our Class A Common Stock and this Offering—We intend to pay regular dividends on our common stock, but our ability to do so may be limited.”

Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

46

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2019:

•	on an actual basis; and

•	on a pro forma basis to reflect:

•	the legal entity reorganization of our companies so that they are all under a single parent entity, RCPI;

•	the execution of the RGHL TSA and the Rank TSA;

•	the execution of plant and asset transfer agreements (and related support agreements), manufacturing and supply agreements and certain other arrangements with RGHL Group;

•

the reallocation to an entity within RGHL Group of our portion of outstanding borrowings under the RGHL Group Credit Agreement and our subsequent legal release from the RGHL Group Credit Agreement and the legal release from the guarantees of all the senior notes issued by entities of RGHL Group;

•

the repurchase, for cash, of the U.S. trade receivables that we previously sold through RGHL Group’s securitization facility that are outstanding as of the time of the repurchase of such trade receivables;

•	the reclassification of RGHL Group’s historical net investment in us to additional paid-in capital and the establishment of share capital consisting of shares of Class B common stock;

•	the consummation of the Stock Split;

•

the repayment of related party borrowings owing to RGHL Group and the capitalization, as additional paid-in capital without the issuance of any additional shares, of the remaining balance of the related party borrowings owing to RGHL Group;

•	the entrance into the New Credit Facilities and the incurrence of debt under the New Term Loan Facility;

•

the sale by us of              shares of Class A common stock in this offering, at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, representing the receipt of $         million in net proceeds after deducting the underwriting discount and the estimated offering expenses payable by us; and

•	the issuance of the IPO Grants.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our annual and interim combined financial statements and notes thereto included elsewhere in this prospectus.

September 30, 2019 (In millions except share and per share data)
	Actual	Pro forma
Cash and cash equivalents	$	$

Debt, including current and long-term:
RGHL Group Credit Agreement—U.S. term loan(1)	$	$
Related party borrowings(2)
New Credit Facilities(3)

Total debt	$	$

Equity:
Class A common stock, $0.001 par value per share, shares authorized, shares outstanding on a pro forma basis
Class B common stock, $0.001 par value per share, shares authorized, shares outstanding on a pro forma basis
Additional paid-in capital
Net Parent deficit
Accumulated other comprehensive income (loss)

Total stockholders’ (deficit) equity(4)	$	$

Total capitalization	$	$

(1)	Our portion of the RGHL Group Credit Agreement consists of a U.S. term loan of $ million of principal amount, net of deferred financing transaction costs and original issue discounts of $ million.
(2)	Related party borrowings consist of $ million of principal amount.
(3)

New Credit Facilities consist of a $         million New Term Loan Facility and a $         million New Revolving Facility (which New Revolving Facility is expected to be undrawn upon the closing of this offering), net of deferred financing transaction costs of $         million.

(4)

As described in “Use of Proceeds,” we intend to use the net proceeds from this offering, together with the net proceeds from the New Term Loan Facility, to repay amounts owed as part of the Corporate Reorganization. Related party borrowings owed to RGHL Group will be settled as part of the Corporate Reorganization prior to this offering. Excluding the impact of underwriting discounts and commissions payable by us, (i) any increase or decrease in the assumed initial public offering price, and (ii) any increase or decrease in the number of shares of our common stock offered by us, is not expected to materially impact our pro forma cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization. The impact of any change described in clause (i) or (ii) above will be offset as a result of the capitalization, as additional paid-in capital without the issuance of any additional shares, of any related party borrowings we have with RGHL Group.

48

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in shares of our Class A common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share after this offering.

Our pro forma net tangible book value as of September 30, 2019 was $         million or $        per share of common stock. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding immediately prior to this offering (after giving effect to the Corporate Reorganization).

After giving effect to the Corporate Reorganization and the sale by us of the shares of our Class A common stock in this offering, at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value as of September 30, 2019 would have been $         million or $        per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $        per share and an immediate dilution to new investors of $        per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of our Class A common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price	$
Pro forma net tangible book value per share as of September 30, 2019 (after giving effect to the Corporate Reorganization)	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after offering

Dilution per share to new investors	$

The following table sets forth, on a pro forma basis, as of September 30, 2019, the number of shares of our common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the existing stockholders and by the new investors, at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%
New investors
Total		100%		$	100%

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data. As detailed in our annual and interim combined financial statements included elsewhere in this prospectus, prior to this offering, our operations are not structured under a single consolidating parent entity.

The combined statement of income data and summary cash flow data for each of the years ended December 31, 2018, 2017, and 2016, and the combined balance sheet data as of December 31, 2018 and 2017, are derived from our annual combined financial statements included elsewhere in this prospectus. The unaudited combined statement of income data and summary cash flow data for the years ended December 31, 2015 and 2014, and the unaudited combined balance sheet data as of December 31, 2016, 2015, and 2014, are derived from our financial records, which were derived from the financial records of RGHL Group, and are not included in this prospectus. The unaudited combined financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 were prepared on the same basis as our annual combined financial statements.

The combined statement of income data and summary cash flow data for the nine months ended September 30, 2019 and 2018, and the combined balance sheet data as of September 30, 2019, have been derived from our interim combined financial statements included elsewhere in this prospectus. The selected combined balance sheet data as of September 30, 2018 has been derived from our financial records, which were derived from the financial records of RGHL Group, and are not included in this prospectus.

The interim combined financial statements as of September 30, 2019 and for the nine month periods ended September 30, 2019 and 2018 were prepared on the same basis as our annual combined financial statements. In our opinion, such financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Our historical combined financial statements have been prepared on a stand-alone basis in accordance with GAAP and are derived from RGHL Group’s consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from RGHL Group. We believe these allocations were made on a reasonable basis. Our historical results are not necessarily indicative of our results in any future period. You should read the following selected historical combined financial data together with our combined annual and interim financial statements and the related notes included elsewhere in this prospectus and the “Capitalization,” “Unaudited Pro Forma Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	Nine months ended September 30,		Year ended December 31,
	2019	2018	2018	2017	2016	2015	2014

	(In millions)
Statement of Income Data:
Net revenues(1),(3)	$	$	$2,981	$2,809	$2,792	$2,798	$2,719
Related party net revenues(2),(3)			161	148	143	170	159

Total net revenues(3)			3,142	2,957	2,935	2,968	2,878
Cost of sales(2)			(2,310)	(2,095)	(2,048)	(2,193)	(2,241)

Gross profit			832	862	887	775	637
Selling, general and administrative expenses(2)(4)			(288)	(294)	(325)	(268)	(244)
Other expense, net(4)			(31)	(28)	(28)	(33)	(28)

Income from operations			513	540	534	474	365
Non-operating expense, net			—	—	(10)	(2)	(1)
Interest expense, net(5),(6)			(280)	(322)	(391)	(363)	(349)

Income before income taxes			233	218	133	109	15
Income tax (expense) benefit			(57)	84	(54)	(41)	(6)

Net income	$	$	$176	$302	$79	$68	$9

Balance Sheet Data (as of end of period):
Accounts receivable, net	$	$	$16	$9	$52	$55	$64
Inventories			429	371	298	289	339
Related party receivables—non-current(6)			2,401	1,929	1,784	1,243	792
Total assets(7)			6,421	5,911	5,738	5,236	4,901
Accounts payable			136	121	124	119	114
Long-term debt, including current portion(5)			2,030	2,049	2,067	891	915
Related party borrowings, including current portion(6)			3,950	3,927	3,957	4,913	4,683
Total equity (deficit)			(1,027)	(1,298)	(1,517)	(1,640)	(1,765)

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$	$	$530	$395	$393	$280	$(43)
Investing activities			(554)	(364)	(584)	(481)	(280)
Financing activities			24	(40)	180	232	296

(1)

Our net revenues are derived primarily from sales of our cooking, waste & storage and tableware products to third-party customers, primarily in the United States. Revenues are reported net of estimated sales incentives.

(2)

Related party net revenues represent the sale of our finished products to RGHL Group. Those transactions have historically taken place at an agreed upon price, which may not be equivalent to the terms that would prevail in an arm’s length transaction. In connection with this offering, we have entered, or will enter, into

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

agreements that document and/or amend certain ongoing commercial arrangements we have with certain RGHL Group subsidiaries. These manufacturing and supply agreements will become effective no later than the closing of this offering. Following the closing of this offering, these agreements will impact our related party net revenues, our cost of sales and our selling, general and administrative expenses. For further information, see “Certain Relationships and Related Party Transactions,” “Unaudited Pro Forma Combined Financial Data” and Note 14—Related Party Transactions of our annual combined financial statements, included elsewhere in this prospectus.

Following the closing of this offering, the RGHL TSA and the Rank TSA will take effect to cover certain corporate services currently provided by RGHL Group.

Due to these and other changes we anticipate in connection with this offering, the historical combined financial data included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone public company during the periods presented. See the notes to our unaudited pro forma combined financial data.

(3)

On January 1, 2018, we adopted ASC 606, using the modified retrospective method for all contracts not completed as of the date of adoption, resulting in a $5 million adjustment to Net Parent deficit. There was no other material financial impact from adopting the new revenue recognition standard. See Note 2 – Summary of Significant Accounting Policies of our annual combined financial statements included elsewhere in this prospectus for an explanation of the impact of the adoption of ASC 606. Results as of and for the year ended December 31, 2018 and periods thereafter are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under ASC 605, Revenue Recognition, the accounting standard in effect for those periods presented.

(4)

RGHL Group currently provides certain corporate services to us, and costs associated with these functions have been allocated to us. Our historical combined financial statements included elsewhere in this prospectus reflect these costs primarily in selling, general and administrative expenses and other expense, net. These allocations include costs related to corporate services such as executive management, finance, legal, tax, information technology and a portion of a related party management fee incurred by RGHL Group. The total amount of these allocations from RGHL Group was $40 million, $37 million, $39 million, $42 million and $39 million in the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively, and $         million and $         million in the nine months ended September 30, 2019 and 2018, respectively. See Note 1—Description of Business and Basis of Presentation in our annual combined financial statements included elsewhere in this prospectus for additional information.

(5)

During the periods presented above, we had between $734 million and $2,084 million of borrowings under the RGHL Group Credit Agreement. Interest expense has been recognized based on the historical interest rates of the RGHL Group Credit Agreement and totaled $97 million, $85 million, $51 million, $40 million and $37 million in the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively, and $        million and $        million in the nine months ended September 30, 2019 and 2018, respectively. Deferred financing transaction costs and original issue discounts have been recognized in the same proportion as debt and are recorded as a reduction to the outstanding borrowings included in our combined balance sheets. As part of the Corporate Reorganization prior to this offering, our borrowings under the RGHL Group Credit Agreement will be reallocated to RGHL Group and we will be legally released from the RGHL Group Credit Agreement and from the guarantees of all the senior notes issued by entities of RGHL Group. See “Unaudited Pro Forma Combined Financial Data” for additional information.

(6)

Historically, we have reported significant interest bearing related party receivables and interest bearing long-term related party borrowings. These balances arose as part of wider RGHL Group cash management activities. In June 2019, the outstanding related party receivables were used to reduce the balances outstanding under various related party borrowings and accrued interest payable. As part of the Corporate Reorganization prior to this offering, any remaining balances will be settled. See “Unaudited Pro Forma Combined Financial Data” for additional information.

52

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

(7)

On January 1, 2019, we adopted ASC 842, using the modified retrospective method without the recasting of comparative periods’ financial information, as permitted by the transition guidance. Results as of and for the nine months ended September 30, 2019 are presented under ASC 842, while prior period amounts are not adjusted and continue to be reported under ASC 840, Leases, the accounting standard in effect for those periods presented.

53

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following unaudited pro forma combined financial data of RCP consist of unaudited pro forma combined statements of income for the nine months ended September 30, 2019 and for the year ended December 31, 2018, and an unaudited pro forma combined balance sheet as of September 30, 2019. The unaudited pro forma combined financial statements and the related notes should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” and our audited and unaudited combined financial statements and the related notes included elsewhere in this prospectus.

The unaudited pro forma combined statements of income give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or had become effective as of January 1, 2018. The unaudited pro forma combined balance sheet gives effect to the Pro Forma Transactions as if the Pro Forma Transactions had occurred or had become effective as of September 30, 2019.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma combined financial statements are for illustrative and informational purposes only and do not purport to represent what our financial position or results of operations would have been if we had operated as a stand-alone public company during the periods presented or if the transactions described below had actually occurred as of the dates indicated, nor does it project our financial position at any future date or our results of operations or cash flows for any future period.

The unaudited pro forma statements of income and balance sheet have been derived from the historical annual combined and interim combined financial statements included elsewhere in this prospectus. Our unaudited pro forma combined financial statements have been prepared to reflect adjustments to our historical combined financial statements that are: (1) directly attributable to the Pro Forma Transactions, (2) factually supportable and (3) with respect to the unaudited pro forma combined statements of income, expected to have a continuing impact on our results. The unaudited pro forma combined financial statements do not include non-recurring items, including, but not limited to                     .

The unaudited pro forma combined financial statements give effect to the following pro forma transactions (“Pro Forma Transactions”):

•	the legal entity reorganization of our companies so that they are all under a single parent entity, RCPI;

•	the execution of the RGHL TSA and the Rank TSA;

•

the execution of plant and asset transfer agreements (and related support agreements), manufacturing and supply agreements and certain other agreements to be entered into with RGHL Group that document and/or amend ongoing commercial arrangements that we have with RGHL Group;

•

the reallocation to an entity within RGHL Group of our portion of outstanding borrowings under the RGHL Group Credit Agreement and our subsequent legal release from the RGHL Group Credit Agreement and the legal release from the guarantees of all the senior notes issued by entities of RGHL Group;

•

the repurchase, for cash, of the U.S. trade receivables that we previously sold through RGHL Group’s securitization facility that are outstanding as of the time of the repurchase of such trade receivables;

•	the reclassification of RGHL Group’s historical net investment in us to additional paid-in capital and the establishment of share capital consisting of shares of Class B common stock;

•	the consummation of the Stock Split;

54

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

•

the repayment of related party borrowings owing to RGHL Group and the capitalization, as additional paid-in capital without the issuance of any additional shares, of the remaining balance of the related party borrowings owing to RGHL Group;

•	the execution of the New Credit Facilities and the incurrence of debt under the New Term Loan Facility;

•

the reorganization of our equity holdings such that RGHL Group will transfer its interests in us to PFL and, as such, ownership of our Class B common stock will be held outside the group of entities that will represent RGHL Group after this offering;

•

the sale by us of shares of Class A common stock in this offering, at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, representing the receipt of $         in net proceeds after deducting the underwriting discount and the estimated offering expenses payable by us; and

•	the issuance of the IPO grants.

RGHL Group currently provides certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, risk management, tax, treasury and other services. Following the closing of this offering, we expect RGHL Group and Rank to continue to provide many of these services on a fee basis under the RGHL TSA and Rank TSA described in “Certain Relationships and Related Party Transactions.”

Upon the closing of this offering, we will assume responsibility for all of our stand-alone public company costs, including the costs of certain corporate services currently provided by RGHL Group. We estimate that our annual selling, general and administrative expenses for these costs will be an aggregate of $         million to $        million (representing $        million to $        million of annual costs incremental to the 2018 allocated costs referred to above). In addition, as we transition away from the corporate services currently provided by RGHL Group, we believe that we may incur $         million to $        million of non-recurring transitional costs in both 2019 and 2020 to establish our own stand-alone corporate functions.

In addition, in connection with this offering, we will establish the 2020 incentive award plan for purposes of granting stock-based compensation awards to certain of our senior management, to our non-executive directors and to certain employees, to incentivize their performance and align their interests with ours. The maximum number of shares of Class A common stock initially available for issuance under the equity incentive awards granted pursuant to the plan is expected to equal                  shares. Upon the granting of stock-based compensation awards, and the vesting of such awards, we will recognize stock-based compensation expense. Historically, we have not granted any stock-based compensation awards. No adjustment has been made for these future equity incentive plan awards because the timing and amount of the awards to be granted is uncertain.

The unaudited pro forma combined statements of income also exclude certain non-recurring items that we expect to incur in connection with the Corporate Reorganization and this offering, including costs related to legal, accounting and other professional fees. We have incurred costs totaling $         million for transaction-related services during the nine months ended September 30, 2019 and we estimate an additional $        million to $        million will be incurred in 2019. We expect all of these costs to be expensed, as incurred.

Due to the scope and complexity of these activities, the amount of these estimated costs could increase or decrease materially and the timing of when they are incurred could change.

The above incremental stand-alone public company costs and non-recurring transition costs are not reflected in our unaudited pro forma combined financial statements as such amounts are estimates and not factually supportable.

55

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Combined

Balance Sheet As of September 30, 2019

(In Millions, Except Share and Per Share Data)

	Historical Combined	Pro Forma Adjustments	Pro Forma Consolidated
Assets
Cash and cash equivalents	$	$	$
Accounts receivable, net
Other receivables
Related party receivables
Inventories
Other current assets

Total current assets
Property, plant, and equipment, net
Operating lease right of use assets
Goodwill
Intangible assets, net
Related party receivables
Other assets

Total assets	$	$	$

Liabilities and Stockholders’ Equity
Accounts payable	$	$	$
Related party payables
Related party accrued interest payable
Current portion of long-term debt
Current portion of related party borrowings
Income tax payable
Accrued and other current liabilities

Total current liabilities
Long-term debt
Long-term operating lease liabilities
Long-term related party borrowings
Deferred income taxes
Long-term postretirement benefit obligation
Other liabilities

Total liabilities

Net Parent (deficit)
Accumulated other comprehensive income
Stockholders’ Equity:
Class A common stock, shares authorized, $0.001 par value; shares issued and outstanding on a pro forma basis
Class B common stock, shares authorized, $0.001 par value; shares issued and outstanding on a pro forma basis
Additional paid-in capital

Total equity (deficit)

Total liabilities and equity (deficit)	$	$	$

See accompanying Notes to Unaudited Pro Forma Combined Financial Data.

56

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Combined Statement of

Income For the Nine Months Ended

September 30, 2019

(In Millions, Except Share and Per Share Data)

	Historical Combined	Pro Forma Adjustments	Pro Forma Consolidated
Net revenues	$	$	$
Related party net revenues

Total net revenues
Cost of sales

Gross profit
Selling, general and administrative expenses
Other expense, net

Income from operations
Non-operating expense, net
Interest expense, net

Income before income taxes
Income tax expense

Net income	$	$	$

Earnings per Share, Basic and Diluted:
Basic			$
Diluted			$
Weighted Average Shares Outstanding:
Basic
Diluted

Unaudited Pro Forma Combined Statement of

Income For the Year Ended December 31, 2018

(In Millions, Except Share and Per Share Data)

	Historical Combined	Pro Forma Adjustments	Pro Forma Consolidated
Net revenues	$2,981	$	$
Related party net revenues	161

Total net revenues	3,142
Cost of sales	(2,310)

Gross profit	832
Selling, general and administrative expenses	(288)
Other expense, net	(31)

Income from operations	513
Non-operating expense, net	—
Interest expense, net	(280)

Income before income taxes	233
Income tax (expense) benefit	(57)

Net income	$176	$	$

Earnings per Share, Basic and Diluted:
Basic			$
Diluted			$
Weighted Average Shares Outstanding:
Basic
Diluted

See accompanying Notes to Unaudited Pro Forma Combined Financial Data.

57

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Notes to Unaudited Pro Forma Combined Financial Data

(a) Existing External Indebtedness

An adjustment to the unaudited pro forma combined balance sheet as of September 30, 2019 has been made to reflect (i) the reallocation of $         million of long-term debt that is outstanding under the RGHL Group Credit Agreement, and our subsequent release as a borrower and guarantor of this facility, in exchange for an increase in our related party borrowings, and (ii) the subsequent settlement of the related party borrowings.

An adjustment to the unaudited pro forma combined statements of income for the nine months ended September 30, 2019 and the year ended December 31, 2018 has been made to eliminate the interest expense related to our existing external indebtedness, as if it had been reallocated on January 1, 2018.

(b) Existing Related Party Borrowings

An adjustment to the unaudited pro forma combined balance sheet as of September 30, 2019 has been made to reflect the settlement of $         million of related party borrowings owing to RGHL Group as part of the Corporate Reorganization.

An adjustment to the unaudited pro forma combined statements of income for the nine months ended September 30, 2019 and the year ended December 31, 2018 has been made to eliminate the interest expense related to our existing related party indebtedness, as if it had been settled on January 1, 2018.

(c) New Credit Facilities

Prior to the closing of this offering, we will enter into the New Credit Facilities and incur $                 million of deferred financing transaction costs. In connection with our entrance into the New Credit Facilities we will incur $         million of indebtedness under the New Term Loan Facility resulting in interest expense of $         million annually (based on an assumed constant LIBO rate of         % for the period), including annual amortization of deferred financing transaction costs of $         million. A change of 12.5 basis points to the assumed annual weighted average interest rate of the New Term Loan Facility would change pro forma interest expense by $         million annually. We expect the New Revolving Facility to be undrawn upon closing of this offering.

The following table presents the pro forma adjustments to interest expense, net:

	Year ended December 31, 2018	Nine months ended September 30, 2019
(In millions)
New Term Loan Facility	$	$
RGHL Group Credit Agreement—U.S. Term Loan
Interest expense, related party borrowings
Interest income, related party receivables
Amortization of deferred financing transaction costs

Pro forma interest expense, net	$	$

58

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table presents the pro forma adjustments to long-term debt:

(In millions)
Reallocation of outstanding debt incurred under the RGHL Group Credit Agreement, comprising the current portion of $ million and the non-current portion of $ million
Receipt of proceeds under the New Term Loan Facility, presented as a current portion of $ million and a non-current portion of $ million
Deferred financing transaction costs associated with the New Credit Facilities

Total pro forma adjustments to long-term debt

(d) Cash and Cash Equivalents

The following table presents the pro forma adjustments to cash and cash equivalents:

(In millions)
Cash received from the issuance of million Class A shares
Cash received from proceeds of the New Term Loan Facility
Cash paid for costs associated with issuance of Class A shares
Cash paid for the New Credit Facilities financing transaction costs
Cash paid to settle related party borrowings
Cash paid to repurchase trade receivables sold through RGHL Group’s securitization facility
Cash paid for plant and asset transfers

Total pro forma adjustments to cash and cash equivalents

(e) Separation Adjustments and Operational Changes

In connection with this offering, we have entered, or will enter, into agreements that document and/or amend ongoing commercial arrangements we have with RGHL Group and Rank. These agreements will become effective no later than the closing of this offering.

Supply, warehousing and transportation agreements

We will enter into supply agreements with Pactiv to continue selling products to and buying products from Pactiv. These agreements will expire on December 31, 2024. We will also enter into a warehousing agreement with Pactiv to continue storing many of our finished goods in warehouses operated by Pactiv. The term of services under the warehousing agreement will vary by location and will not exceed three years. We will also enter into a transportation services agreement with Pactiv under which Pactiv will continue to provide us with certain transportation services. The term of the transportation services agreement is for          years, provided that we may terminate on          days’ notice.

Plant and asset transfers

The ownership or lease of certain plants, warehouses, equipment (including manufacturing lines), information technology assets, and inventory will be transferred to us from RGHL Group at net book value. Further, we will be transferring to RGHL Group certain equipment (including manufacturing lines) at net book value. The net effect of the agreements as reflected in the adjustments to the unaudited pro forma combined statements of income was an increase in revenues of $         million and $         million and a decrease in cost of sales of $         million and $         million, for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

59

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Transition services agreements

In connection with this offering, we will enter into the RGHL TSA whereby RGHL Group will continue to provide certain administrative services to us, including information technology service; accounting, treasury, financial reporting and transaction support; human resources; procurement; tax, legal and compliance related services and other corporate services for up to 24 months. These services will be consistent with administrative services provided to us by RGHL Group prior to this offering, and the charges will be at cost. In addition, under the RGHL TSA, we will provide certain services to RGHL Group, including human resources; compliance; and procurement consistent with services provided by us to RGHL Group prior to this offering, which will also be charged at cost and provided for a period of up to 24 months, and at each other’s request, certain tax, financial and other information will be provided to enable preparation of financial and tax reports of the respective parties and for other business purposes.

Also, in connection with this offering, we will enter into the Rank TSA whereby, upon our request, Rank will provide certain administrative services to us, including accounting, financial reporting, insurance procurement support, and other tax, legal and related services for up to 24 months, to be charged at an agreed hourly rate. In addition, we will provide, at Rank’s request, certain historical tax and financial information to enable Rank to prepare certain of its tax and financial reports.

The net effect of these agreements as reflected in the adjustments to the unaudited pro forma combined statements of income was $        million for the nine months ended September 30, 2019, and $        million for the year ended December 31, 2018.

Removal of historical related party management fee

As part of RGHL Group, our historical combined statements of income include an allocation of RGHL Group’s related party management fee. For further information refer to Note 9—Other Expense, Net of our annual combined financial statements included elsewhere in this prospectus. The allocation of this expense will cease in conjunction with this offering. An adjustment has been made to the unaudited pro forma combined statement of income to remove the allocated expense of $        million and $        million for the nine months ended September 30, 2019, and the year ended December 31, 2018, respectively.

Termination of RGHL Group securitization facility

Historically, we have sold substantially all of our U.S. trade receivables through RGHL Group’s securitization facility. This non-recourse factoring arrangement satisfied all of the conditions that result in the derecognition of our U.S. trade receivables. For further information refer to Note 2—Summary of Significant Accounting Policies of our annual combined financial statements included elsewhere in this prospectus. Prior to this offering, we will repurchase, for cash, the U.S. trade receivables that we previously sold through RGHL Group’s securitization facility that are outstanding as of the time of the repurchase of such trade receivables and end our participation in this facility. After the closing of this offering, we will collect our trade receivables in the ordinary course of business.

An adjustment to the unaudited pro forma combined balance sheet as of September 30, 2019, has been made to reinstate the trade receivables as if the repurchase had occurred as of that date.

An adjustment to the unaudited pro forma combined statements of income for the nine months ended September 30, 2019 and for the year ended December 31, 2018 has been made to eliminate (i) the loss recognized on the sale of trade receivables and (ii) the associated servicing income earned on the collection of these trade receivables on behalf of RGHL Group, as if participation in the RGHL Group securitization facility had ceased as of January 1, 2018.

60

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Restricted stock awards – IPO Grants

Adjustments to the unaudited pro forma combined balance sheet and the pro forma combined statements of income have been made related to the granting of restricted stock to certain of our employees at the closing of this offering. The IPO Grants are classified as a liability and will vest on a pro rata basis over a three-year period commencing from the closing date of this offering.

(f) Transaction Costs

An adjustment of $         million has been made to the unaudited pro forma combined statement of income to eliminate the non-recurring transaction costs we have incurred in connection with this offering, which are not recorded as a reduction to net stockholders’ equity resulting from this offering. These costs primarily relate to accounting, legal and other professional fees, all of which were incurred during the nine months ended September 30, 2019.

(g) Resulting Tax Effects

Adjustments to the unaudited pro forma combined statements of income have been made to reflect the income tax expense for the items described in (a) through (f) above, calculated at the U.S. federal statutory rate of 21%.

(h) Corporate Equity Structure

This adjustment reflects the corporate ownership changes made resulting in our entities being owned in a single combined structure with one parent, and the replacement of RGHL Group’s investment in us with issued capital, comprised of the par value of our outstanding Class A common stock and Class B common stock plus additional paid-in capital. The issuance of common stock was at a par value of $0.001 per share.

The following table presents the pro forma adjustments to Net Parent deficit, Accumulated other comprehensive income, Common stock and Additional paid-in capital:

As of September 30, 2019
	Proceeds from initial public offering / use of proceeds	Conversion of Net Parent deficit to additional paid-in capital	Adjustments for this offering and use of proceeds
(In millions)
Components of equity:
Net Parent deficit
Stockholders’ Equity:
Class A common stock
Class B common stock
Additional paid-in capital
Accumulated other comprehensive income

Pro Forma Earnings Per Share

The number of shares used to compute pro forma basic and diluted earnings per share is                 , which is the number of shares outstanding upon the closing of this offering of our Class A common stock.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our combined financial statements and the notes thereto and the unaudited pro forma combined financial data and notes thereto, each included elsewhere in this prospectus, as well as the information presented under “Selected Historical Combined Financial Data” and “Unaudited Pro Forma Combined Financial Data.” This discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risk, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this prospectus. See in particular “Special Note Regarding Forward–Looking Statements” and “Risk Factors.”

We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect our results of operations, financial position and cash flows in the future or what they would have been had we been a separate, stand-alone company during the periods presented.

Overview

We are a market-leading consumer products company with a presence in 95% of households across the United States. We produce and sell products across three broad categories: cooking products, waste & storage products and tableware. We sell our products under iconic brands such as Reynolds and Hefty and also under store brands that are strategically important to our customers. Overall, across both our branded and store brand offerings, over 65% of our revenue for the year ended December 31, 2018 came from products where we hold the #1 U.S. market share position in the category, and virtually all of our major product categories hold either a #1 or #2 U.S. market share position by revenue. We have developed our market-leading position by investing in our product categories and consistently developing innovative products that meet the evolving needs and preferences of the modern consumer.

Our mix of branded and store brand products is a key competitive advantage that aligns our goal of growing the overall product category with our customers’ goals and positions us as a trusted strategic partner to our retailers. Our Reynolds and Hefty brands have preeminent positions in their categories and carry strong brand recognition in household aisles. The combination of our store brand offerings, the shared goal of category growth and indispensable support in marketing, innovation, branding and promotions has enabled us to achieve the position of category captain level advisor across 29 customers, which represent 73% of U.S. category sales, based on Nielsen ACV in 2018.

We manage our operations in four operating and reportable segments: Reynolds Cooking & Baking, Hefty Waste & Storage, Hefty Tableware and Presto Products:

•

Reynolds Cooking & Baking: Through our Reynolds Cooking & Baking segment, we produce branded and store brand foil, parchment paper, disposable aluminum pans and slow cooker liners. Our branded products are sold under the Reynolds Wrap, Reynolds KITCHENS and E-Z Foil brands in the United States, the Diamond brand outside of North America and the ALCAN brand in Canada.

•

Hefty Waste & Storage: Through our Hefty Waste & Storage segment, we produce both branded and store brand trash and food storage bags. Our products are sold under brand names such as Hefty Ultra Strong, Hefty Strong Trash Bags and Hefty Slider Bags.

•

Hefty Tableware: Through our Hefty Tableware segment, we sell both branded and store brand disposable plates, bowls, platters, cups and cutlery. Our branded products, which include dishes and party cups, are sold under the Hefty brand.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

•	Presto Products: Through our Presto Products segment, we primarily sell store brand food storage bags, trash bags, disposable storage containers and plastic wrap.

Trends and Factors Impacting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Consumer Demand for our Products

Our business is largely impacted by the demands of our customers, and our success depends on our ability to anticipate and respond to changes in consumer preferences. Our products are household staples with a presence in 95% of households across the United States. We expect our household penetration to continue to increase with the underlying growth in the number of households in the United States and Canada, which is estimated to be approximately 1% from 2018 to 2023.

We also expect that consumers’ desire for convenience will continue to sustain demand for our products. Today’s consumers are focused on convenience, which extends into household products that improve ease of use and provide time savings, and they are willing to pay a higher price for innovative features and functionality. While advanced features are already prevalent in many of our products, we intend to continue investing in product development to accommodate the convenience-oriented lifestyles of today’s consumers, particularly through our Reyvolution initiatives.

Furthermore, while many consumers still prefer to purchase branded products, they are becoming increasingly comfortable purchasing store brand products across broader product categories. Branded products and store brand products accounted for 57% and 43% of our revenue, excluding business-to-business revenue, respectively, in the year ended December 31, 2018. Penetration of store brand products is growing at 0.9% per year across our categories in the aggregate, driven by retailer investment in quality and tiered product offerings. However, penetration and growth does vary by product category, with higher store brand growth and penetration in our disposable tableware than in our bakeware, storage and trash bag and foil product offerings. We intend to continue investing in both our branded and store brand products to grow the entire product category. Our scale across household aisles and ability to offer both branded and store brand products enables us to grow the overall category. Through our category captain level advisor roles with our retail partners, we offer marketing and consumer shopping strategies, both in store and online, which expand usage occasions and stimulate consumption.

Raw Material, Energy and Freight Price Fluctuations

Our business is impacted by fluctuations in the prices of the raw materials, energy and freight costs incurred in manufacturing and distributing our products as well as fluctuations in logistics costs related thereto. The primary raw materials used to manufacture our products are plastic resins and aluminum, and we also use commodity chemicals and energy. We are exposed to commodity and other price risk principally from the purchase of resin, aluminum, natural gas, electricity, carton board and diesel. We distribute our products and receive raw materials primarily by rail and truck, which exposes us to fluctuations in freight and handling costs caused by reduced rail and trucking capacity. Sales contracts for our products typically do not contain pass-through mechanisms for raw material, energy and freight cost changes, but we adjust prices, where possible, in response to such price fluctuations.

Resin prices have historically fluctuated with changes in the prices of crude oil and natural gas, as well as changes in refining capacity and the demand for other petroleum-based products. Aluminum prices have historically been volatile, as aluminum is a cyclical commodity with prices subject to global market factors. Raw material costs have also been impacted by governmental actions, such as tariffs and trade sanctions.

63

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are linked to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials.

We use various strategies to manage our cost exposures on certain raw material purchases, and we use naturally established forecast cycles to influence the purchase of raw materials. In addition, from time to time we have entered into hedging agreements, including commodity derivative contracts, to hedge commodity prices primarily related to aluminum, diesel and benzene with the objective of obtaining more predictable costs for these commodities. The realized and unrealized gains or losses arising from derivative instruments are recognized in cost of sales.

Furthermore, since we distribute our products and receive raw materials primarily by rail and truck, reduced availability of rail or trucking capacity and fluctuations in freight and handling costs have caused us to incur increased expenses in prior periods. Where applicable, we also adjust the prices of our products in response to fluctuations in production and distribution costs.

Our operating results are also sensitive to energy-related cost movements, including those impacting both our manufacturing operations and transportation and utility costs.

Competitive Environment

We operate in a marketplace influenced by large retailers with strong negotiating power over their suppliers. Current trends among these large retailers include increased demand for innovative new products from suppliers, requiring suppliers to maintain or reduce product prices and to deliver products within shorter lead times. We also face the threat of competition from new entrants to our markets as well as from existing competitors, including those overseas who may have lower production costs. In addition, the timing and amount in which our competitors invest in advertising and promotional spending may vary from quarter to quarter and impact our sales volumes and financial results. See “Business—Competition” for more detail on our competitors.

Reyvolution

We intend to continually reinvent and optimize our business through Reyvolution—an all-encompassing way of thinking, planning and evaluating our operations to accelerate future growth through product innovation, process automation and cost reduction. Through this program, we have made significant investment focused on reinforcing our existing product portfolio with new and on-trend products, reducing costs to drive increased profitability and refining automation and our manufacturing base to increase efficiency. For the two year period ended December 31, 2018, the impact of Reyvolution was approximately $176 million of Adjusted EBITDA benefit. Of the total, $126 million was generated through cost savings across our businesses, with $50 million of Adjusted EBITDA being generated through revenue initiatives. The impact of Reyvolution has been instrumental in mitigating the cost increases we have incurred related to operational cost inflation (primarily labor and benefits), increased raw material costs (primarily resin and aluminum) and the market driven cost increases we have incurred in logistics.

Reyvolution is expected to continue to positively impact our business going forward, as we are focused on making significant investment across our business to drive revenue growth, market share increases and Adjusted EBITDA margin expansion. In fiscal year 2018, 21% of our revenue was generated from products that were less than three years old. We are also focused on increasing automation through Reyvolution and utilizing digital capabilities to improve our operational efficiency in our intelligent manufacturing facilities. As a result, we anticipate a temporary increase in capital expenditures in future years associated with these initiatives.

Seasonality

Portions of our business are moderately seasonal. Overall, our strongest sales are in our fourth quarter and our weakest sales are in our first quarter. This is driven by higher levels of sales of cooking products around

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major U.S. holidays in our fourth quarter, primarily due to the holiday use of Reynolds Wrap, Reynolds Oven Bags and Reynolds Parchment Paper. Our tableware products generally have higher sales in the second quarter of the year, primarily due to outdoor summertime use of disposable plates, cups and bowls.

Sustainability

Interest in environmental sustainability has increased over the past decade, and we expect that this may play an increasing role in consumer purchasing decisions. For instance, there have been recent concerns about the environmental impact of single-use disposable products and products made from plastic, particularly polystyrene foam, affecting our products, especially our Hefty Tableware segment. While there is a focus on environmentally friendly products, survey results indicate that in most of our product categories, consumers continue to rank performance-related purchase criteria, such as durability and ease of use, followed by price, as top considerations, rather than sustainability. As our consumers may shift towards purchasing more sustainable products, we have focused much of our innovation efforts around sustainability. We offer a broad line of products made with recycled, renewable, recyclable and compostable materials. For instance, we recently launched 75% Unbleached Compostable Parchment Paper and redesigned our Hefty party cups to reduce the plastic by 10% while maintaining strength. We intend to continue sustainability innovation to ensure that we are at the leading edge of recyclability, renewability and compostability in order to offer our customers environmentally sustainable choices.

eCommerce

We expect that the trend of using eCommerce platforms to shop for household products will continue to affect our business due to the convenience of online ordering and subscription delivery. Overall, U.S. eCommerce revenues have grown at 14 to 15% per year since 2016, to 14% of retail sales in 2018, with growth expected to continue at a comparable rate over the next three years. We believe that our products are well-suited to sales through eCommerce channels, as they are shelf stable, inexpensive to ship due to most products being light in weight, and easy to transport. Additionally, the recurring purchase cycles for our products well position them to capitalize on continued growth of grocery pickup and subscription services.

Our Separation from RGHL Group

We have historically operated as part of RGHL Group’s broader corporate organization rather than as a stand-alone public company. RGHL Group performed or supported various corporate services for us, including executive management, supply chain, information technology, legal, finance and accounting, human resources, risk management, tax, treasury and other services. In addition, we have sold products to, and purchased products from, RGHL Group. Historically, these transactions involving RGHL Group may not have always been consummated on terms equivalent to those in an arm’s-length transaction. Sales to RGHL Group of products that we manufacture have been reflected as related party net revenues in our combined financial statements. Certain related party transactions are settled in cash and are reflected as related party receivables and payables in our combined balance sheets. The remaining related party transactions with RGHL Group are settled by either non-cash capital contributions from RGHL Group to us or non-cash capital distributions from us. These related party transactions are included as part of RGHL Group’s net investment in our combined balance sheets. We also utilize manufacturing and warehousing facilities and resources managed by RGHL Group to conduct our business. The expenses associated with these transactions are included in cost of sales in our combined statements of income. We believe that the assumptions and methodologies underlying the allocation of these expenses from RGHL Group are reasonable. However, such allocations do not necessarily reflect what the results of operations and financial position would have been had we operated as a stand-alone public company during the periods presented.

In conjunction with our anticipated separation from RGHL Group, we will enter into the RGHL TSA whereby RGHL Group will continue to provide certain administrative services to us, including information

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technology services; accounting, treasury, financial reporting and transaction support; human resources; procurement; tax, legal and compliance related services; and other corporate services for up to 24 months. In addition, we will enter into the Rank TSA whereby, upon our request, Rank will provide certain administrative services to us, including accounting, financial reporting, insurance procurement support, and other tax, legal and related services for up to 24 months. See “Certain Relationships and Related Party Transactions—Transactions to be Entered into in Connection with this Offering—Transition Services Agreements” for a description of these services. At the conclusion of these transitional arrangements, we will have to perform these services with internal resources or contract with third party providers. The previous arrangements we had with RGHL Group, as reflected in our combined financial statements included elsewhere in this prospectus, may be materially different from the arrangements that we have entered into, or will enter into, as part of our separation from RGHL Group.

Immediately prior to the closing of this offering, as part of the Corporate Reorganization, we will enter into the New Credit Facilities and portions of the related party borrowings owed to RGHL Group that are reflected on our combined balance sheets will be repaid. RGHL Group will contribute the remaining balance of related party borrowings owed by us to RGHL Group, if any, as a contribution of capital prior to the closing of this offering. In addition, $         million of indebtedness that is outstanding under RGHL Group’s senior secured credit facilities will be reallocated and we will be released as a borrower and guarantor from such facilities and released as a guarantor of RGHL Group’s outstanding senior notes. As a result, on a pro forma basis, our indebtedness will decrease by $         million and our interest expense will decrease by $         million, each for the year ended December 31, 2018.

Post-Offering Public Company Expenses

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In particular, we expect our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements following this offering will reflect the impact of these expenses.

In addition, in connection with this offering, we intend to establish the 2020 incentive award plan for purposes of granting stock-based compensation awards to certain of our senior management, to our non-executive directors and to certain employees, to incentivize their performance and align their interests with ours. The maximum number of shares of Class A common stock initially available for issuance under the equity incentive awards granted pursuant to the plan is expected to equal                  shares. In addition, restricted shares are expected to be issued pursuant to the IPO Grants. Upon the granting of stock-based compensation awards, and the vesting of such awards, we will recognize stock-based compensation expense. Accordingly, we expect to recognize a stock compensation charge of approximately $             million in the quarter in which this offering is consummated. Historically, we have not granted any stock-based compensation awards.

Components of the Combined Statements of Income

Net Revenues

Our revenues are derived primarily from the sale of our products to third parties, net of any sales incentives. Sales incentives include discounts, allowances and trade promotions. Revenue is recognized when control over products transfers to our customers, which generally occurs upon delivery or shipment of the products.

Related Party Net Revenues

Related party net revenues are derived from the sale of our products to RGHL Group. Our related party revenues are recognized primarily in our Reynolds Cooking & Baking segment.

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Cost of Sales

Cost of sales consists primarily of the cost of materials, packaging, labor and overhead associated with our manufacturing operations. Also included within cost of sales are the freight and logistics-related costs of delivering our products to our customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of general and administrative costs associated with all of our non-manufacturing personnel and advertising costs. The general and administrative costs include wages, benefits, travel expenses, legal fees, R&D costs and any professional fees or consulting services. Advertising costs include programs to support new and existing product lines. Our selling, general and administrative expenses include amounts that are allocated to us for services provided by RGHL Group, including, but not limited to, general corporate expenses related to group wide functions such as executive management, finance, legal, tax and information technology. For further information, refer to Note 1– Description of Business and Basis of Presentation in our annual combined financial statements included elsewhere in this prospectus.

Other Expense, Net

Other expense, net includes the factoring discount on the sale of our U.S. trade receivables through RGHL Group’s securitization facility and the allocated related party management fee.

Non-Operating Expense, Net

Non-operating expense, net includes the non-service cost component of net periodic postretirement costs and the defined benefit plan settlement loss that was recognized during fiscal year 2016.

Interest Expense, Net

Interest expense, net consists primarily of interest on external debt and related party borrowings, net of interest income primarily on related party receivables. In conjunction with the Corporate Reorganization and this offering, these historical items of interest expense and interest income will be replaced with interest expense associated with the New Credit Facilities.

Income Tax (Expense) Benefit

Income tax (expense) benefit consists of an estimate of federal, state and foreign income taxes based on enacted tax rates, as adjusted for allowable credits, deductions and uncertain tax positions. During the periods presented, our U.S. operations were included in a consolidated U.S. federal return as well as certain state and local tax returns filed by RGHL Group. The income tax (expense) benefit has been calculated on a separate return basis. In the future, as a stand-alone entity, we will file tax returns on our own behalf and our effective tax rate and deferred taxes may be different from those in the historical periods.

How We Assess the Performance of Our Business

In addition to financial measures determined in accordance with GAAP, we make use of the non-GAAP financial measures of Adjusted EBITDA and Adjusted Free Cash Flow in evaluating our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is defined as net income calculated in accordance with GAAP, plus the sum of income tax expense, net interest expense, depreciation and amortization and further adjusted to exclude unrealized gains

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and losses on derivatives, costs associated with rationalizing operations and administrative functions, factoring discounts, defined benefit plan settlement losses, amortization of actuarial gains, operational process engineering related consultancy costs and the allocated related party management fee.

We present Adjusted EBITDA because it is a key measure used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. In addition, our chief operating decision maker uses Adjusted EBITDA of each reportable segment to evaluate the operating performance of such segments.

The following is a reconciliation of our net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	Historical
	Nine months ended September 30,		Year ended December 31,
	2019	2018	2018	2017	2016
	(In millions)
Net income—GAAP	$	$	$176	$302	$79
Income tax expense (benefit)			57	(84)	54
Interest expense, net			280	322	391
Depreciation and amortization			87	90	97
Factoring discount(1)			22	19	15
Allocated related party management fee(2)			10	10	13
Unrealized losses (gains) on derivatives(3)			14	(4)	(8)
Business rationalization costs(4)			4	2	1
Defined benefit plan settlement loss(5)			—	—	9
Other(6)			(3)	(1)	(4)

Adjusted EBITDA (Non-GAAP)	$	$	$647	$656	$647

(1)

Reflects the loss on sale that we incur when we sell our U.S. trade receivables through RGHL Group’s securitization facility. For further information, refer to Note 9—Other Expense, Net in our annual combined financial statements included elsewhere in this prospectus.

(2)

Reflects our allocation, from RGHL Group, of a management fee that is charged by Rank to RGHL Group. We will not incur any portion of this management fee after closing of this offering. For further information, refer to Note 9—Other Expense, Net in our annual combined financial statements included elsewhere in this prospectus.

(3)

Reflects the mark-to-market movements in our commodity derivatives. For further information, refer to Note 7—Financial Instruments in our annual combined financial statements included elsewhere in this prospectus.

(4)	Reflects primarily employee termination costs associated with rationalizing our operations in Canada.
(5)

Reflects the settlement loss recognized on merging our defined benefit plan into a plan sponsored by RGHL Group. For further information, refer to Note 8—Benefit Plans in our annual combined financial statements included elsewhere in this prospectus.

(6)

Includes the amortization of actuarial gains related to our postretirement benefit plan. For further information, refer to Note 8—Benefit Plans in our annual combined financial statements included elsewhere in this prospectus.

Adjusted Free Cash Flow

Adjusted Free Cash Flow is defined as net cash provided by operating activities, less capital expenditures as set forth in the combined statements of cash flows less the increase in income taxes payable computed under the

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stand-alone return basis as set forth in the combined statements of cash flows. The adjustment for the increase in income taxes payable is included in our computation of Adjusted Free Cash Flow to be more representative of the after-tax cash flows for a stand-alone company. As detailed in Note 2—Summary of Significant Accounting Policies of our annual combined financial statements, our U.S. operations were included in a consolidated U.S. federal tax return and the settlement of our U.S. federal current tax is recognized directly as a movement in Net Parent deficit.

We present Adjusted Free Cash Flow because we believe that it provides management and investors a useful measurement of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, paying dividends, repaying debt and repurchasing our common stock.

The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable GAAP financial measure, to Adjusted Free Cash Flow for each of the periods indicated.

	Historical
	Nine months ended September 30,		Year ended December 31,
	2019	2018	2018	2017	2016
	(In millions)
Net cash provided by operating activities—GAAP	$	$	$530	$395	$393
Less: Capital expenditures			(82)	(56)	(43)
Less: Change in income taxes payable			(71)	(67)	(54)

Adjusted Free Cash Flow (non-GAAP)	$	$	$377	$272	$296

Results of Operations

The following discussion should be read in conjunction with our combined financial statements included elsewhere in this prospectus. Detailed comparisons of revenue and results are presented in the discussions of the operating segments, which follow our combined results discussion.

Aggregation of Segment Revenue and Adjusted EBITDA

(In millions)	Reynolds Cooking & Baking	Hefty Waste & Storage	Hefty Tableware	Presto Products	Unallocated(2)	Total Reynolds Consumer Products
Net revenues
2018	$1,159	$696	$757	$539	$(9)	$3,142
2017	1,068	638	731	531	(11)	2,957
2016	1,057	671	710	510	(13)	2,935
Adjusted EBITDA(1)
2018	$234	$172	$168	$85	$(12)	$647
2017	251	149	183	83	(10)	656
2016	244	151	185	78	(11)	647

(1)

Adjusted EBITDA for Reynolds Consumer Products is a non-GAAP measure. See “—How We Assess the Performance of Our Business” for details, including a reconciliation between net income and Adjusted EBITDA.

(2)	The unallocated net revenues represent the elimination of revenue on intercompany transactions. These transactions arise primarily from sales by Hefty Waste & Storage to Presto Products.

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Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

Total Reynolds Consumer Products

	For the year ended December 31,
(In millions, except for %)	2018	% of revenue	2017	% of revenue	Change	% change
Net revenues	$2,981	95%	$2,809	95%	$172	6%
Related party net revenues	161	5%	148	5%	13	9%

Total net revenues	3,142	100%	2,957	100%	185	6%
Cost of sales	(2,310)	(74)%	(2,095)	(71)%	(215)	(10)%

Gross profit	832	26%	862	29%	(30)	(3)%
Selling, general and administrative expenses	(288)	(9)%	(294)	(10)%	6	2%
Other expense, net	(31)	(1)%	(28)	(1)%	(3)	(11)%

Income from operations	513	16%	540	18%	(27)	(5)%
Non-operating expense, net	—	—	—	—	—	NM (1)
Interest expense, net	(280)	(9)%	(322)	(11)%	42	13%

Income before income taxes	233	7%	218	7%	15	7%
Income tax (expense) benefit	(57)	(1)%	84	3%	(141)	NM (1)

Net income	$176	6%	$302	10%	$(126)	(42)%

Adjusted EBITDA(2)	$647	21%	$656	22%	$(9)	(1)%

(1)	Not meaningful.
(2)

Adjusted EBITDA for Reynolds Consumer Products is a non-GAAP measure. See “—How We Assess the Performance of Our Business” for details, including a reconciliation between net income and Adjusted EBITDA.

Components of Change in Net Revenues for the Year Ended December 31, 2018 vs. the Year Ended December 31, 2017

	Price	Volume/Mix	Total
Reynolds Cooking & Baking	9%	—%	9%
Hefty Waste & Storage	3%	6%	9%
Hefty Tableware	3%	1%	4%
Presto Products	2%	—%	2%
Total RCP	5%	1%	6%

Total Net Revenues. Total net revenues for the year ended December 31, 2018 increased by $185 million, or 6%, to $3,142 million compared to the year ended December 31, 2017. The increase was primarily driven by a $149 million increase in pricing across all segments and $36 million in higher volume primarily in branded trash bag sales in our Hefty Waste & Storage segment. The price increases, most significant in Reynolds Cooking & Baking, were due to price increases taken in response to increased material costs, primarily aluminum and resin, and lower trade promotion spending.

Cost of Sales. Cost of sales for the year ended December 31, 2018 increased by $215 million, or 10%, to $2,310 million compared to the year ended December 31, 2017. The increase was primarily due to a $119 million increase in material costs, primarily aluminum and resin, a $30 million increase in logistics costs impacting all of our segments due to higher market driven freight rates, an $18 million increase related to unrealized losses on derivative contracts, a $15 million increase in manufacturing costs primarily due to inflationary increases and the impact of higher volume on variable costs. These cost increases were partially mitigated by cost savings driven

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by our Reyvolution initiatives which offset material cost increases, primarily aluminum and resin, and inflationary cost increases throughout our operations.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2018 decreased by $6 million, or 2%, to $288 million, compared to the year ended December 31, 2017. The decrease was primarily due to a $6 million decrease in depreciation due to certain technology assets becoming fully depreciated during the fiscal year 2018 and a $4 million decrease in advertising costs, partially offset by increased personnel-related costs.

Other Expense, Net. Other expense, net for the year ended December 31, 2018 increased by $3 million, or 11%, to $31 million, compared to the year ended December 31, 2017. For both periods, other expense, net, was primarily attributable to the factoring discount on the sale of U.S. trade receivables and the allocation of RGHL Group’s related party management fee. We have sold substantially all of our U.S. trade receivables through RGHL Group’s securitization facility. Prior to the closing of this offering, we will repurchase the U.S. trade receivables previously sold that are outstanding at the end of our participation in this facility, and the allocation of RGHL Group’s related party management fee will cease.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2018 decreased by $42 million, or 13%, to $280 million, compared to the year ended December 31, 2017. The decrease was primarily due to a $26 million increase in related party interest income and a $25 million decrease in related party interest expense, as a result of changes in interest rates and outstanding principal balances.

In June 2019, our interest bearing related party receivables were used to reduce amounts outstanding under various related party borrowings. Furthermore, immediately prior to the consummation of this offering, we will replace our outstanding borrowings, which comprise amounts outstanding under the RGHL Group Credit Agreement and related party borrowings, with the New Credit Facilities. For further details regarding the New Credit Facilities refer to “—Sources of Liquidity.”

Income Tax (Expense) Benefit. We recognized income tax expense of $57 million on income before income taxes of $233 million (an effective tax rate of 24%) for the year ended December 31, 2018 compared to an income tax benefit of $84 million on income before income taxes of $218 million (an effective tax rate of (39)%) for the year ended December 31, 2017. The effective tax rate in the current year reflects the U.S. federal tax rate of 21%. The unusual effective tax rate during the year ended December 31, 2017, reflects the impact of U.S. tax legislative changes enacted in late 2017 requiring the remeasurement of net deferred tax liabilities from 35% to 21%.

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2018 decreased by $9 million, or 1%, to $647 million, compared to the year ended December 31, 2017. Logistics costs increased by $30 million, due to increased market driven freight rates, and manufacturing costs increased by $15 million, primarily due to inflationary increases, partially offset by an increase of $24 million in pricing due to fewer trade promotions and the Adjusted EBITDA impact of higher volume, primarily in our Hefty Waste & Storage segment.

Segment Information

Reynolds Cooking & Baking

	For the year ended December 31,
(In millions, except for %)	2018	2017	Change	% change
Total segment net revenues	$1,159	$1,068	$91	9%
Segment Adjusted EBITDA	234	251	(17)	(7)%
Segment Adjusted EBITDA Margin	20%	24%

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Total Segment Net Revenues. Reynolds Cooking & Baking total segment net revenues for the year ended December 31, 2018 increased by $91 million, or 9%, to $1,159 million compared to the year ended December 31, 2017. The increase was primarily due to $93 million in price increases taken in response to increased material costs, primarily aluminum, and lower trade promotion spending, partially offset by lower volume.

Adjusted EBITDA. Reynolds Cooking & Baking Adjusted EBITDA for the year ended December 31, 2018 decreased $17 million, or 7%, to $234 million compared to the year ended December 31, 2017. The decrease in Adjusted EBITDA was primarily driven by $88 million of higher material and manufacturing costs due to increased aluminum prices and inflationary cost increases as well as higher logistics costs due to market driven increases in freight rates and the impact of lower volume. The effects of these unfavorable changes in Adjusted EBITDA were partially offset by $93 million in price increases, as discussed above.

Hefty Waste & Storage

	For the year ended December 31,
(In millions, except for %)	2018	2017	Change	% change
Total segment net revenues	$696	$638	$58	9%
Segment Adjusted EBITDA	172	149	23	15%
Segment Adjusted EBITDA Margin	25%	23%

Total Segment Net Revenues. Hefty Waste & Storage total segment net revenues for the year ended December 31, 2018 increased by $58 million, or 9%, to $696 million compared to the year ended December 31, 2017. The increase was primarily due to a $38 million increase in volume primarily due to strong sales of our branded trash bags and $22 million in price increases taken in response to higher material costs, primarily resin and lower trade promotion spending.

Adjusted EBITDA. Hefty Waste & Storage Adjusted EBITDA for the year ended December 31, 2018 increased $23 million, or 15%, to $172 million compared to the year ended December 31, 2017. The increase in Adjusted EBITDA was primarily driven by $22 million in price increases, as discussed above, $17 million attributable to the higher volume noted above and $6 million in lower advertising spending. The effects of these favorable changes in Adjusted EBITDA were partially offset by $18 million of higher material and manufacturing costs, driven by increased resin prices and inflationary cost increases.

Hefty Tableware

	For the year ended December 31,
(In millions, except for %)	2018	2017	Change	% change
Total segment net revenues	$757	$731	$26	4%
Segment Adjusted EBITDA	168	183	(15)	(8)%
Segment Adjusted EBITDA Margin	22%	25%

Total Segment Net Revenues. Hefty Tableware total segment net revenues for the year ended December 31, 2018 increased by $26 million, or 4%, to $757 million compared to the year ended December 31, 2017. The increase was primarily due to $22 million in price increases primarily taken in response to higher material costs, primarily resin, and higher volume primarily driven by the introduction of new products, partially offset by softness in certain channels.

Adjusted EBITDA. Hefty Tableware Adjusted EBITDA for the year ended December 31, 2018 decreased $15 million, or 8%, to $168 million compared to the year ended December 31, 2017. The decrease in Adjusted EBITDA was primarily attributable to $22 million of higher manufacturing and material costs due to resin cost increases and inflationary cost increases and $16 million of higher logistics costs as a result of higher market driven freight rates. These costs increases were partially offset by $22 million of price increases, as discussed above.

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Presto Products

	For the year ended December 31,
(In millions, except for %)	2018	2017	Change	% change
Total segment net revenues	$539	$531	$8	2%
Segment Adjusted EBITDA	85	83	2	2%
Segment Adjusted EBITDA Margin	16%	16%

Total Segment Net Revenues. Presto Products total segment net revenues for the year ended December 31, 2018 increased by $8 million, or 2%, to $539 million compared to the year ended December 31, 2017. The increase was primarily due to $13 million in price increases taken in response to higher material costs, primarily resin.

Adjusted EBITDA. Presto Products Adjusted EBITDA for the year ended December 31, 2018 increased $2 million, or 2%, to $85 million compared to the year ended December 31, 2017. The increase in Adjusted EBITDA was primarily driven by $5 million of lower manufacturing costs driven by our Reyvolution initiatives and lower employee related costs, partially offset by $6 million of higher logistics costs due to market driven freight increases.

Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

Total Reynolds Consumer Products

	For the year ended December 31,
(In millions, except for %)	2017	% of revenue	2016	% of revenue	Change	% change
Net revenues	$2,809	95%	$2,792	95%	$17	1%
Related party net revenues	148	5%	143	5%	5	3%

Total net revenues	2,957	100%	2,935	100%	22	1%
Cost of sales	(2,095)	(71)%	(2,048)	(70)%	(47)	(2)%

Gross profit	862	29%	887	30%	(25)	(3)%
Selling, general and administrative expenses	(294)	(10)%	(325)	(11)%	31	10%
Other expense, net	(28)	(1)%	(28)	(1)%	—	—

Income from operations	540	18%	534	18%	6	1%
Non-operating expense, net	—	—%	(10)	—%	(10)	100%
Interest expense, net	(322)	(11)%	(391)	(13)%	69	18%

Income before income taxes	218	7%	133	5%	85	64%
Income tax (expense) benefit	84	3%	(54)	(2)%	138	NM (1)

Net income	$302	10%	$79	3%	$223	282%

Adjusted EBITDA(2)	$656	22%	$647	22%	$9	1%

(1)	Not meaningful.
(2)

Adjusted EBITDA for Reynolds Consumer Products is a non-GAAP measure. See “—How We Assess the Performance of Our Business” for details, including a reconciliation between net income and Adjusted EBITDA.

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Components of Change in Net Revenues for the Year Ended December 31, 2017 vs. the Year Ended December 31, 2016

	Price	Volume/Mix	Total
Reynolds Cooking & Baking	1%	—%	1%
Hefty Waste & Storage	—%	(5%)	(5%)
Hefty Tableware	1%	2%	3%
Presto Products	2%	2%	4%
Total RCP	1%	—%	1%

Total Net Revenues. Total net revenues for the year ended December 31, 2017 increased by $22 million, or 1%, to $2,957 million compared to the year ended December 31, 2016. The increase was primarily due to $36 million of price increases primarily taken in response to higher material costs, partially offset by a $13 million decline in volume. The decline in volume was primarily due to the exit of certain store brand products in our Hefty Waste & Storage segment.

Cost of Sales. Cost of sales for the year ended December 31, 2017 increased by $47 million, or 2%, to $2,095 million compared to the year ended December 31, 2016. The increase was primarily due to $65 million of increased material and manufacturing costs driven by increased resin and aluminum prices and inflationary increases, partially offset by the impact of lower volume. These cost increases were partially mitigated by cost savings driven by our Reyvolution initiatives which offset material cost increases, primarily aluminum and resin, and inflationary cost increases throughout our operations.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2017 decreased by $31 million, or 10%, to $294 million compared to the year ended December 31, 2016. The decrease was primarily due to a $26 million decrease in advertising spending driven by the launch in 2016 of several new product lines and a general decrease in advertising spending in the Reynolds Cooking & Baking and Hefty Waste & Storage segments.

Other Expense, Net. Other expense, net for the year ended December 31, 2017 remained unchanged at $28 million compared to the year ended December 31, 2016. Other expense, net, for both periods, was primarily attributable to the factoring discount on the sale of U.S. trade receivables to RGHL Group and the allocation of a related party management fee. We have sold substantially all of our U.S. trade receivables through RGHL Group’s securitization facility. In conjunction with this offering, we will repurchase the U.S. trade receivables previously sold that are outstanding at the end of our participation in this facility. The allocation of the related party management fee will also cease.

Non-Operating Expense, Net. Non-operating expense, net for the year ended December 31, 2017 decreased by $10 million, or 100%, to nil compared to the year ended December 31, 2016. The net decrease was primarily attributable to a $9 million defined benefit plan settlement loss in 2016 following the merger of our defined benefit pension plan into a plan sponsored by RGHL Group.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2017 decreased by $69 million, or 18%, to $322 million compared to the year ended December 31, 2016. The decrease was primarily due to a $74 million decrease in related party interest expense and a $12 million increase in related party interest income, partially offset by a $34 million increase in interest expense on borrowings under the RGHL Group Credit Agreement. The changes in related party interest income and interest expense are primarily the result of changes in interest rates and outstanding principal balances. The increase in interest expense on the RGHL Group Credit Agreement borrowings is primarily attributable to an increase in outstanding borrowings.

In June 2019, our interest bearing related party receivables were used to reduce amounts outstanding under various related party borrowings. Furthermore, immediately prior to the consummation of this offering, we will

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replace our outstanding borrowings, which comprise amounts outstanding under the RGHL Group Credit Agreement and related party borrowings, with the New Credit Facilities. For further details regarding the New Credit Facilities refer to “—Sources of Liquidity.”

Income Tax (Expense) Benefit. We recognized an income tax benefit of $84 million on profit before income taxes of $218 million (an effective tax rate of (39)%) for the year ended December 31, 2017 compared to income tax expense of $54 million on profit before income taxes of $133 million (an effective tax rate of 41%) for the year ended December 31, 2016. The unusual effective tax rate during the year ended December 31, 2017, reflects the impact of U.S. tax legislative changes enacted in late 2017 requiring the remeasurement of net deferred tax liabilities from 35% to 21%.

Adjusted EBITDA. Adjusted EBITDA increased $9 million, or 1%, to $656 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. Price increases of $36 million, as discussed above, a decrease of $26 million in advertising spending associated with the launch in 2016 of several new products that did not repeat and $14 million of higher volume were partially offset by $65 million of higher material and manufacturing costs due to increased material costs, primarily resin and aluminum, and inflationary cost increases.

Segment Information

Reynolds Cooking & Baking

	For the year ended December 31,
(In millions, except for %)	2017	2016	Change	% change
Total segment net revenues	$1,068	$1,057	$11	1%
Segment Adjusted EBITDA	251	244	7	3%
Segment Adjusted EBITDA Margin	24%	23%

Total Segment Net Revenues. Reynolds Cooking & Baking total segment net revenues for the year ended December 31, 2017 increased by $11 million, or 1%, to $1,068 million compared to the year ended December 31, 2016. This increase was primarily driven by $16 million in price increases taken in response to higher material costs, primarily aluminum, and lower trade promotion spending, partially offset by lower volume.

Adjusted EBITDA. Reynolds Cooking & Baking Adjusted EBITDA for the year ended December 31, 2017 increased $7 million, or 3% to $251 million compared to the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily attributable to the $16 million increase in pricing, as discussed above, and lower advertising spend of $9 million due to the launch in 2016 of a new product and the related increase in advertising spending that did not repeat in 2017. These were partially offset by an increase of $12 million in material and manufacturing costs.

Hefty Waste & Storage

	For the year ended December 31,
(In millions, except for %)	2017	2016	Change	% change
Total segment net revenues	$638	$671	$(33)	(5)%
Segment Adjusted EBITDA	149	151	(2)	(1)%
Segment Adjusted EBITDA Margin	23%	23%

Total Segment Net Revenues. Hefty Waste & Storage total segment net revenues for the year ended December 31, 2017 decreased by $33 million, or 5% to $638 million compared to the year ended December 31, 2016. The decrease was primarily due to lower volume driven by the exit of certain store brand products, which was partially offset by higher volume of our branded products, including the 2016 launch of our Hefty Ultra Strong product line.

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Adjusted EBITDA. Hefty Waste & Storage Adjusted EBITDA for the year ended December 31, 2017 decreased $2 million, or 1%, to $149 million compared to the year ended December 31, 2016. The decrease in Adjusted EBITDA was primarily driven by an increase of $18 million in material and manufacturing costs, partially offset by a decrease of $15 million in advertising spending primarily due to the launch in 2016 of our Hefty Ultra Strong product line.

Hefty Tableware

	For the year ended December 31,
(In millions, except for %)	2017	2016	Change	% change
Total segment net revenues	$731	$710	$21	3%
Segment Adjusted EBITDA	183	185	(2)	(1)%
Segment Adjusted EBITDA Margin	25%	26%

Total Segment Net Revenues. Hefty Tableware total segment net revenues for the year ended December 31, 2017 increased by $21 million, or 3%, to $731 million compared to the year ended December 31, 2016. The increase was primarily due to $9 million in price increases taken in response to higher material costs, primarily resin, and $11 million in higher volume partially due to new products.

Adjusted EBITDA. Hefty Tableware Adjusted EBITDA for the year ended December 31, 2017 decreased $2 million, or 1%, to $183 million compared to the year ended December 31, 2016. The decrease in Adjusted EBITDA was primarily attributable to $24 million of higher material costs, partially offset by $9 million of price increases, as discussed above, $6 million of lower manufacturing costs driven by our Reyvolution initiatives and the impact of higher volume.

Presto Products

	For the year ended December 31,
(In millions, except for %)	2017	2016	Change	% change
Total segment net revenues	$531	$510	$21	4%
Segment Adjusted EBITDA	83	78	5	6%
Segment Adjusted EBITDA Margin	16%	15%

Total Segment Net Revenues. Presto Products total segment net revenues for the year ended December 31, 2017 increased by $21 million, or 4%, to $531 million compared to the year ended December 31, 2016. The increase was primarily due to $10 million in higher volume and $10 million of price increases taken in response to higher material costs, primarily resin.

Adjusted EBITDA. Presto Products Adjusted EBITDA for the year ended December 31, 2017 increased $5 million, or 6%, to $83 million compared to the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily attributable to the price increases noted above, the impact of higher volume and lower employee-related costs. These increases were partially offset by higher material and manufacturing costs.

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Historical Cash Flows

The following table discloses our cash flows for the years presented:

	For the year ended December 31,
(In millions)	2018	2017	2016
Net cash provided by operating activities	$530	$395	$393
Net cash used in investing activities	(554)	(364)	(584)
Net cash provided by (used in) financing activities	24	(40)	180

Net increase (decrease) in cash and cash equivalents	$—	$(9)	$(11)

Cash provided by operating activities

Net cash from operating activities increased by $135 million, or 34%, to $530 million for the year ended December 31, 2018 compared to $395 million for the year ended December 31, 2017. The net increase in cash inflows from operating activities was primarily attributable to net changes in related party receivables, payables and accrued interest.

Net cash from operating activities increased by $2 million, or 1%, to $395 million for the year ended December 31, 2017 compared to $393 million for the year ended December 31, 2016. The net increase in cash inflows from operating activities was primarily driven by a $112 million reduction in interest payment and increased earnings, partially offset by an unfavorable change of $69 million in net working capital, primarily driven by higher raw material costs and a strategic build of inventory, and an unfavorable change in related party receivables and payables.

Cash used in investing activities

Net cash used in investing activities increased by $190 million, or 52%, to $554 million for the year ended December 31, 2018 compared to $364 million for the year ended December 31, 2017. These amounts and movements were primarily attributable to changes in net cash advanced to RGHL Group as part of wider RGHL Group cash management activities. Excluding these related party items, cash outflows from investing activities increased by $26 million, or 46%, to $82 million for the year ended December 31, 2018 from $56 million for the year ended December 31, 2017. These amounts represent expenditures on the acquisition of property, plant and equipment. This increase in expenditure was associated with cost reduction projects related to our Reyvolution program and increased foil spooling capabilities.

Net cash used in investing activities decreased by $220 million, or 38%, to $364 million for the year ended December 31, 2017 compared to $584 million for the year ended December 31, 2016. These amounts and movements were primarily attributable to changes in net cash advanced to RGHL Group as part of wider RGHL Group cash management activities. Excluding these related party items, cash outflows from investing activities increased by $13 million, or 30%, to $56 million for the year ended December 31, 2017 from $43 million for the year ended December 31, 2016. These amounts represent expenditures on the acquisition of property, plant and equipment. This increase in expenditure was associated with cost reduction projects related to increased environmental, health and safety spending.

Cash provided by (used in) financing activities

Net cash from financing activities was a net inflow of $24 million for the year ended December 31, 2018, a change of $64 million from a net outflow of $40 million for the year ended December 31, 2017. The change in cash flows from financing activities was primarily attributable to changes in related party balances.

Net cash from financing activities was a net outflow of $40 million for the year ended December 31, 2017, a change of $220 million from a net inflow of $180 million for the year ended December 31, 2016. The change in

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cash flows from financing activities was primarily attributable to changes in related party balances, partially offset by a $146 million reduction in the repayment of long-term debt.

Sources of Liquidity

Historically, our principal sources of liquidity have been our existing cash and cash equivalents, cash generated from operating activities and related party borrowings from RGHL Group. Our net cash provided by operating activities included the sale of substantially all of our U.S. trade receivables through RGHL Group’s securitization facility. In conjunction with this offering, RGHL Group’s securitization facility will be amended and we will repurchase, for cash, the U.S. trade receivables previously sold under the securitization facility that are outstanding as of the time of the repurchase of such trade receivables.

Following the consummation of this offering, our principal sources of liquidity will be existing cash and cash equivalents, cash generated from operating activities and available borrowings under the New Revolving Facility.

New Credit Facilities

Prior to this offering, we expect to enter into the New Credit Facilities with Credit Suisse AG, Cayman Islands Branch as administrative agent, collateral agent and a letter of credit issuer and certain other parties party thereto.

The New Credit Facilities will provide for a New Term Loan Facility in an aggregate principal amount of $             million and New Revolving Facility in an aggregate principal amount of $         million, which New Revolving Facility is expected to be undrawn upon the closing of this offering.

The initial borrower under the New Credit Facilities will be one or more domestic wholly-owned subsidiaries of RCPI (collectively, the “Borrower”). The New Revolving Facility will include a sub-facility for letters of credit. In addition, the New Credit Facilities will provide that the Borrower will have the right at any time, subject to customary conditions, to request incremental term loans or incremental revolving credit commitments in amounts and on terms set forth therein. The lenders under the New Credit Facilities will not be under any obligation to provide any such incremental loans or commitments, and any such addition of or increase in loans will be subject to certain customary conditions precedent and other provisions.

Interest rate and fees

Borrowings under the New Credit Facilities are expected to bear interest, at the Borrower’s option, at a rate per annum equal to an applicable margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.5% and (3) the LIBO rate for a one month interest period plus 1.00% or (b) a LIBO rate determined by reference to the a screen-based LIBO rate for the interest period relevant to such borrowing, in each case, subject to interest rate floors.

Prepayments

It is expected that the New Term Loan Facility will contain customary mandatory prepayments, including with respect to excess cash flow, asset sale proceeds and proceeds from certain incurrences of indebtedness.

It is expected that the Borrower may voluntarily repay outstanding loans under the New Term Loan Facility at any time without premium or penalty, other than customary breakage costs with respect to LIBOR loans; provided, however, that we expect that any voluntary prepayment, refinancing or repricing of the New Credit Facilities in connection with certain repricing transactions that occur prior to the six-month anniversary of the closing of the New Term Loan Facility will be subject to a prepayment premium of 1.00% of the principal amount of the term loans so prepaid, refinanced or repriced.

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Amortization and maturity

The New Term Loan Facility is expected to amortize in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount thereon, with the balance being payable on the date that is seven years after the closing of the New Credit Facilities. The New Revolving Facility will mature five years after the closing of the New Credit Facilities.

Guarantee and security

All obligations under the New Credit Facilities and certain hedge agreements and cash management arrangements provided by any lender party to the New Credit Facilities or any of its affiliates and certain other persons will be unconditionally guaranteed by RCPI, the Borrower (with respect to hedge agreements and cash management arrangements not entered into by the Borrower) and certain of RCPI’s existing and subsequently acquired or organized direct or indirect material wholly-owned U.S. restricted subsidiaries, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences.

All obligations under the New Credit Facilities and certain hedge agreements and cash management arrangements provided by any lender party to the New Credit Facilities or any of its affiliates and certain other persons, and the guarantees of such obligations, will be secured, subject to permitted liens and other exceptions, by: (i) a perfected first-priority pledge of all the equity interests of each wholly-owned material restricted subsidiary of RCPI, the Borrower or a subsidiary guarantor, including the equity interests of the Borrower (limited to 65% of voting stock in the case of first-tier non-U.S. subsidiaries of RCPI, the Borrower or any subsidiary guarantor) and (ii) perfected first-priority security interests in substantially all tangible and intangible personal property of RCPI, the Borrower and the subsidiary guarantors (subject to certain other exclusions).

Certain covenants and events of default

The New Credit Facilities are expected to contain a number of covenants that, among other things, will restrict, subject to certain exceptions, our ability and the ability of the restricted subsidiaries of the Parent to:

•	incur additional indebtedness and guarantee indebtedness;

•	create or incur liens;

•	engage in mergers or consolidations;

•	sell, transfer or otherwise dispose of assets;

•	pay dividends and distributions or repurchase capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make investments, loans and advances

•	enter into certain transactions with affiliates;

•	enter into agreements which limit the ability of our restricted subsidiaries to incur restrictions on their ability to make distributions; and

•	enter into amendments to certain indebtedness in a manner materially adverse to the lenders.

The New Credit Facilities are expected to contain a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of          :1.00, applicable solely to the New Revolving Facility. The financial covenant will be tested on the last day of any fiscal quarter (commencing with the first full fiscal quarter after the closing date of the New Credit Facilities) only if the aggregate principal amount of borrowings under the revolving facility and drawn but unreimbursed letters of credit, exceeds     % of the total amount of commitments under the New Revolving Facility on such day.

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If an event of default occurs, the lenders under the New Credit Facilities will be entitled to take various actions, including the acceleration of amounts due under the New Credit Facilities and all actions permitted to be taken by secured creditors.

We believe that our projected cash position, cash flows from operations and, following the consummation of this offering, borrowings under the New Credit Facilities will be sufficient to meet the needs of our business.

Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2018, on a historical basis:

(In millions)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Long-term debt(1)	$2,464	$129	$255	$2,080	$—
Related party borrowings, including accrued interest(1)	5,609	1,004	448	3,803	354
Operating leases	54	11	17	11	15
Unconditional capital expenditure obligations	29	29	—	—	—
Postretirement benefit plan obligations	47	3	6	6	32

Total contractual obligations	$8,203	$1,176	$726	$5,900	$401

(1)

Total obligations for long-term debt and related party borrowings consist of the principal amounts, fixed and floating rate interest obligations, including related party accrued interest payable as of December 31, 2018. The interest rates on the floating rate debt balances have been assumed to be the same as the rates in effect as of December 31, 2018. In June 2019, we net settled certain related party balances and related party accrued interest. For further information, refer to Note 15—Subsequent Events of our annual combined financial statements included elsewhere in this prospectus. As part of the Corporate Reorganization, the existing long-term debt and related party borrowings will be settled and we will also enter into the New Term Loan Facility, with repayments expected to be $             (less than one year), $             (one to three years), $             (three to five years) and $             (greater than five years).

As of December 31, 2018, our liabilities for uncertain tax positions totaled $1 million. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above.

Off-Balance Sheet Arrangements

Other than operating leases entered into in the normal course of business, we have no material off-balance sheet obligations.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we are subject to risks from adverse fluctuations in interest rates and commodity prices. We have historically managed commodity price risks through commodity derivatives. We are not a party to leveraged derivatives and, by policy, do not use financial instruments for speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as establishing sales arrangements that permit the pass-through of changes in commodity prices to customers. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2018. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk.

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Our interest rate risk arises primarily on significant borrowings that are drawn under our portion of the RGHL Group Credit Agreement and certain related party borrowings.

In conjunction with this offering all of our obligations under the historical debt commitments, both those with third party financial institutions and those with RGHL Group, will be settled, and we will incur $         million of interest bearing borrowings under the New Credit Facilities. Based on the expected outstanding borrowings under the New Term Loan Facility as of the closing of this offering with all other variables remaining constant, a 100-basis point increase (decrease) in the interest rates under the New Term Loan Facility would result in a $         million increase (decrease) in interest expense, per annum, on our borrowings.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin, aluminum, natural gas, electricity, carton board and diesel. We use various strategies to manage cost exposures on certain material purchases with the objective of obtaining more predictable costs for these commodities. From time to time, we enter into hedging agreements, including commodity derivative contracts, to hedge commodity prices primarily related to aluminum, diesel and benzene.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when material costs change and when we can pass through these material cost changes to our customers or (b) fix our input costs for a period. The following table provides the details of our outstanding commodity derivative contracts as of December 31, 2018.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	Metric tonne	34,711	$1,925.00 - $2,499.50	Jan. 2019 – Dec. 2019
Aluminum Midwest Premium swaps	Metric tonne	4,130	$403.45 - $407.85	Jan. 2019 – Dec. 2019
Benzene swaps	U.S. liquid gallon	1,882,258	$2.28 - $3.02	Feb. 2019 – June 2019
Diesel swaps	U.S. liquid gallon	3,449,492	$2.88 - $3.40	Jan. 2019 – Dec. 2019

Commodity derivative contracts are valued using observable market commodity index prices less the contract rate multiplied by the notional amount or based on pricing models that rely on market observable inputs such as commodity prices. As of December 31, 2018, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $9 million. During the year ended December 31, 2018, we recognized a $14 million unrealized loss and a $4 million realized loss in cost of sales in the combined statement of income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2018, would have resulted in a $1 million (decrease) increase in unrealized losses recognized in the combined statement of income assuming all other variables remain constant.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our combined financial statements. Specific areas requiring the application of management’s estimates and judgments include, among others, assumptions pertaining to benefit plan assumptions, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, sales incentives and income taxes. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. The most critical accounting policies and estimates are those that are most important to the portrayal of our financial condition and results of operations and require us to

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make the most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. Our most critical accounting policies and estimates are related to revenue recognition, the valuation of goodwill and intangible assets and income taxes. A summary of our significant accounting policies and use of estimates is contained in Note 2–Summary of Significant Accounting Policies of our annual combined financial statements included elsewhere in this prospectus.

Revenue Recognition—Sales Incentives

We routinely commit to one-time or ongoing trade-promotion programs with our customers. Programs include discounts, allowances, shelf-price reductions, end-of-aisle or in-store displays of our products and graphics and other trade-promotion activities conducted by the customer, such as coupons. Collectively, we refer to these as sales incentives or trade promotions. Costs related to these programs are recorded as a reduction to revenue. Our trade promotion accruals are primarily based on estimated volume and incorporate historical sales and spending trends by customer and category. The determination of these estimated accruals requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of a promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade-promotion programs with customers could impact our results of operations and trade promotion accruals depending on how actual results of the programs compare to original estimates.

Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets

We test our goodwill and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired. No impairments were identified as a result of our impairment review performed annually during the fourth quarter of fiscal years 2018, 2017 and 2016.

Goodwill

Our reporting units for goodwill impairment testing purposes are Reynolds Cooking & Baking, Hefty Waste & Storage, Hefty Tableware and Presto Products. No instances of impairment were identified during the fiscal year 2018 annual impairment review. All of our reporting units had fair values that significantly exceeded recorded carrying values. However, future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill as described below could result in significantly different estimates of the fair values.

In our evaluation of goodwill impairment, we have the option to first assess qualitative factors such as the maturity and stability of the reporting unit, the magnitude of the excess fair value over carrying value from the prior year’s impairment testing, other reporting unit operating results as well as new events and circumstances impacting the operations at the reporting unit level. If the result of a qualitative test indicates a potential for impairment, a quantitative test is performed, wherein we compare the estimated fair value of each reporting unit to its carrying value. In all instances where a quantitative test was performed, the estimated fair value exceeded the carrying value of the reporting unit and none of our reporting units were at a risk of failing the quantitative test. If the estimated fair value of any reporting unit had been less than its carrying value, an impairment charge would have been recorded for the amount by which the reporting unit’s carrying amount exceeds its fair value.

To determine the fair value of a reporting unit as part of our quantitative test, we use a capitalization of earnings method under the income approach. Under this approach, we estimate the forecasted Adjusted EBITDA of each reporting unit and capitalize this amount using a multiple. The Adjusted EBITDA amounts are consistent with those we use in our internal planning, which gives consideration to actual business trends experienced and the long-term business strategy. The selection of a capitalization multiple incorporates consideration of

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comparable entity trading multiples within the same industry and recent sale and purchase transactions. Changes in such estimates or the application of alternative assumptions could produce different results.

Indefinite-Lived Intangible Assets

Our indefinite-lived intangible assets consist of certain trade names. We test indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amount of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying amount and the estimated fair value. When a quantitative test is performed we use a relief from royalty computation under the income approach to estimate the fair value of our trade names. This approach requires significant judgments in determining (i) the estimated future branded revenue from the use of the asset; (ii) the relevant royalty rate to be applied to these estimated future cash flows; and (iii) the appropriate discount rates applied to those cash flows to determine fair value. Changes in such estimates or the use of alternative assumptions could produce different results. No instances of impairment were identified during the fiscal year 2018 annual impairment review. Each of our indefinite-lived intangible assets had fair values that significantly exceeded recorded carrying values.

Long-Lived Assets

Long-lived assets, including finite-lived intangible assets, are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. Our impairment review requires significant management judgment, including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. We review business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s carrying value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Income Taxes

Prior to the closing of this offering, our U.S. operations were included in a consolidated U.S. federal return as well as certain state and local tax returns filed by RGHL Group. We also file certain separate U.S. state and local and foreign income tax returns. The income tax expense (benefit) included in our combined statements of income has been calculated using the separate return basis. It is possible that we will make different tax accounting elections and assertions subsequent to our shares being issued to the public. Therefore, our income taxes, as presented in our combined financial statements included elsewhere in this prospectus may not be indicative of our income taxes in the future. Where we have been included in the tax returns filed by RGHL Group, any income taxes payable resulting from the separate return basis have been reflected in our combined balance sheets in Net Parent deficit.

Considerable management judgment is necessary to assess the inherent uncertainties related to the interpretations of complex tax laws, regulations and taxing authority rulings.

Recent Accounting Pronouncements

New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2—Summary of Significant Account Policies of our annual combined financial statements included elsewhere in this prospectus.

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BUSINESS

Overview

Our mission is to simplify daily life so consumers can enjoy what matters most.

We are a market-leading consumer products company with a presence in 95% of households across the United States. We produce and sell products across three broad categories: cooking products, waste & storage products and tableware. We sell our products under iconic brands such as Reynolds and Hefty, and also under store brands that are strategically important to our customers. Overall, across both our branded and store brand offerings, over 65% of our revenue for the year ended December 31, 2018 came from products where we hold the #1 U.S. market share position in the category, and in virtually all of our major product categories we hold either a #1 or #2 U.S. market share position by revenue. We have developed our market-leading position by investing in our product categories and consistently developing innovative products that meet the evolving needs and preferences of the modern consumer.

Our mix of branded and store brand products is a key competitive advantage that aligns our goal of growing the overall product category with our customers’ goals and positions us as a trusted strategic partner to our retailers. Our Reynolds and Hefty brands have preeminent positions in their categories and carry strong brand recognition in household aisles. The combination of our store brand offerings, the shared goal of category growth and indispensable support in marketing, innovation, branding and promotions has enabled us to achieve the position of category captain level advisor across 29 customers, which represent 73% of U.S. category sales, based on Nielsen ACV in 2018.

Our leading brand portfolio

Our products are typically used in the homes of consumers of all demographics on a daily basis and meet the convenience-oriented preferences of today’s consumer across a broad range of household activities. We help make daily life easier by assisting with preparation, cooking, mealtime and cleanup and by providing convenient storage and indoor/outdoor disposal solutions. Our diverse product portfolio includes aluminum foil, disposable bakeware, trash bags, food storage bags and disposable tableware. Our products are known for their quality, which is recognized by our consumers and retail partners alike. Our consumers know they can rely on our trusted brands. These factors generate loyalty which empowers us to develop and launch new products that expand usage occasions and transition our portfolio into adjacent categories.

We have strong relationships with a diverse set of customers including leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores, home improvement stores, military outlets and eCommerce retailers. Our customer relationships have been built on a long history of trust. Our portfolio of branded and store brand products allows our retail partners to manage multiple household aisles with a single vendor. Many of our products have had a prominent position on the shelves of major retailers for decades and have become an integral part of household aisles. We believe our strong brand recognition and customer loyalty lead to robust product performance.

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As a category captain level advisor for many of our retail partners, we provide the insights retailers require to grow entire product categories. We provide our customers with category management expertise, including assortment analytics and promotion strategies, which is supported by innovation and consumer-focused insights. We believe that championing our categories helps cement our retailer relationships and will drive growth across all of our product lines. This approach, combined with our leading products, capabilities and service, further differentiates us from our competitors.

While our products have been trusted for generations, we place significant emphasis on constantly improving them. Innovation is a key component of our corporate culture and we aim to continually evolve across our segments through both the introduction of new features on our existing product portfolio and the development of new product solutions. Our objective is to generate 20% of our revenue each year from new products introduced within the prior three years. All of our key product lines include newly developed innovative products such as our Hefty Ultra Strong trash bags, Reynolds KITCHENS Slow Cooker Liners, Parchment Pop Up Sheets, 75% Unbleached Compostable Parchment Paper, Hefty branded party cups, store brand party cups and our Presto store brand square-shaped snack bags. We believe our commitment to innovation has driven our growth and is a key reason why consumers continue to choose our products.

We put safety first, treat people with respect and act ethically to operate a business that is sustainable for the long-term. We never compromise our values in the face of market forces and we remain committed to strong rules of governance. We strive to operate with respect for the environment, and we are committed to sustainability across three key areas: our product portfolio, supply chain and communities. We currently deliver sustainable solutions across all of our product lines and are focused on innovation that further develops the eco-friendly profile of our product portfolio.

We have an attractive financial profile with steady, organic revenue growth, robust margins and disciplined capital expenditures. These attributes allow us to generate significant free cash flow. In the year ended December 31, 2018, we generated $3.1 billion in revenue, $176 million in net income and $647 million in Adjusted EBITDA. Since 2014, our income from operations margin and Adjusted EBITDA margin have grown by 364 and 242 basis points to 16% and 21%, respectively, in the year ended December 31, 2018. We have driven margin expansion mainly through our consistent focus on improving operational efficiency, managing costs throughout the cycle and driving innovation. Our revenue, net income and Adjusted EBITDA in the year ended December 31, 2018 reflect a CAGR of 2.2%, 110.3% and 5.5%, respectively, since 2014. In the year ended December 31, 2018, we generated $530 million of net cash provided by operating activities, spent $82 million on capital expenditures and generated $377 million in Adjusted Free Cash Flow. See “Prospectus Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business” for a reconciliation of Adjusted EBITDA to net income and of Adjusted Free Cash Flow to net cash provided by operating activities.

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History

Each of our businesses and brands have long heritages, beginning over 70 years ago with the introduction of Reynolds Wrap aluminum foil in 1947 and subsequently the introduction of our Hefty waste and food storage bags in the 1960s. RCP was primarily formed through the combination of three businesses: the Reynolds cooking products business, the Presto waste and food storage bag business and the Hefty trash bag, food storage bag and tableware business. The graphic below shows a timeline of our history from 1947 to today.

Our ‘Reyvolution’ Culture

We have a unique corporate culture that aims to continually reinvent and optimize our business. We have formalized our approach into an ethos we refer to as ‘Reyvolution.’ Reyvolution is an all-encompassing way of thinking, planning and evaluating our operations to accelerate future growth through product innovation, process automation and cost reduction. Through this disciplined process and mindset, we aim to drive revenue growth, market share increases and margin expansion. We are focused on long-term planning and goal-setting strategies as well as our near term operating results. We believe it is critical to embrace new technology and, through this program, we have made significant investment across our business to accelerate optimization opportunities. Reyvolution is focused on four key areas:

•	Growth—support our products and customers through a holistic approach to our categories

•	Innovation—reinforce our existing product portfolio with new and on-trend products

•	Cost reduction—optimize our processes to drive increased profitability

•	Automation—continuously refine our manufacturing base to increase efficiency

Reyvolution includes a collective, cross-functional effort to drive growth across our business. This systematic program includes collaborative partnerships across our business units, monthly meetings with top executives and rigorous measurement of initiatives and progress against internal benchmarks. The program has yielded significant results both on the top and bottom line. For the two year period ended December 31, 2018, the impact of Reyvolution was approximately $176 million of Adjusted EBITDA benefit. Of the total, $126 million was generated through cost savings across our businesses, with $50 million of Adjusted EBITDA being

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generated through revenue initiatives. Our Reyvolution initiatives also include internal goals for innovation. Our objective is to generate 20% of our revenue from new products introduced within the prior three years. In fiscal year 2018, 21% of our revenue was generated from products that were less than three years old. Reyvolution will continue to impact everything we do on a daily basis.

Reyvolution success stories can be found across all of our business segments. For example, we have been able to leverage the success of the unique designs of our Hefty party cup to launch new innovative products. Within our Presto segment, we have incorporated consumer research and competitive insights to develop an “easy to grip and open” color grip opening zipper. Our focus on automation has led to the utilization of digital capabilities to significantly improve our operational efficiency and the effectiveness of our intelligent factories. Our dedication to continuous improvement has also been supported by strategic investments which allow us to utilize higher levels of post-consumer aluminum in our manufacturing processes at a lower cost.

By achieving our objectives year-in and year-out, producing the highest quality and most convenient-to-use products and maintaining a commitment to the safety of our employees, we have built a company that is trusted by our customers, vendors, employees and, most importantly, the consumers who use our products.

Our Segments and Products

The pie charts below show the breakdown of our revenue for the fiscal year ended December 31, 2018 by our segments and products.

Our segments	Our products
FY2018 revenue	FY2018 revenue

Our Segments

We manage our operations in four reportable segments: Reynolds Cooking & Baking, Hefty Waste & Storage, Hefty Tableware and Presto Products.

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Reynolds Cooking & Baking: Reynolds Cooking & Baking generated $1.2 billion in revenue and $234 million in Adjusted EBITDA (a 20% Adjusted EBITDA margin) for the year ended December 31, 2018 and has grown its revenue at a 4.7% CAGR from 2016 to 2018. Through our Reynolds Cooking & Baking segment, we produce branded and store brand foil, disposable aluminum pans, parchment paper, freezer paper, wax paper, plastic wrap, baking cups, oven bags and slow cooker liners. Our branded products are sold under the Reynolds Wrap, Reynolds KITCHENS and E-Z Foil brands in the United States and selected international markets, under the ALCAN brand in Canada and under the Diamond brand outside of North America. With our flagship Reynolds Wrap products, we

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hold the #1 market position in the U.S. consumer foil market measured by revenue and volume. We have no significant branded competitor in this market. Reynolds is one of the most recognized household brands in the United States and has been the top trusted brand in the consumer foil market for over 70 years, with greater than 50% market share in virtually all of its categories. This sustained leadership provides us with a platform for continued product innovation and expansion into adjacent categories. Reynolds Wrap has been one of the most trusted household brands in the United States since 1947, and Reynolds has aided brand awareness of 98%, according to a 2015 brand awareness study.

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Hefty Waste & Storage: Hefty generated $696 million in revenue and $172 million in Adjusted EBITDA (a 25% Adjusted EBITDA margin) for the year ended December 31, 2018 and has grown its revenue at a 2.2% CAGR from 2016 to 2018. Through our Hefty segment, we produce both branded and store brand trash and food storage bags. Our products are sold under the Hefty Ultra Strong, Hefty Strong Trash Bags, Hefty Renew and Hefty Slider Bags brands. Hefty is a well-recognized leader in the food storage bag and trash bag categories. We have the #1 market share in U.S. outdoor trash bags. Our robust product portfolio includes a full suite of indoor and outdoor and contractor bags. It also includes sustainable solutions such as blue and clear recycling bags, compostable bags, bags made from recycled materials and the Hefty EnergyBag Program.

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Hefty Tableware: Tableware generated $757 million in revenue and $168 million in Adjusted EBITDA (a 22% Adjusted EBITDA margin) for the year ended December 31, 2018 and has grown its revenue at a 3.3% CAGR from 2016 to 2018. Through our Tableware segment, we sell both branded and store brand disposable and compostable plates, bowls, platters, cups and cutlery. Our Hefty branded products include dishes and party cups. Hefty branded party cups were the #1 party cup in America by market share in 2018. Our branded products use our Hefty brand to represent both quality and great price, and we bring this same quality and value promise to all of our store brands as well. We sell across a broad range of materials and price points in all retail channels, allowing our consumers to select the product that best suits their price, function and aesthetic needs.

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Presto Products: Presto generated $539 million in revenue and $85 million in Adjusted EBITDA (a 16% Adjusted EBITDA margin) for the year ended December 31, 2018 and has grown its revenue at a 2.7% CAGR from 2016 to 2018. Through our Presto segment, we primarily sell store brand products in four main categories: food storage bags, trash bags, reusable storage containers and plastic wrap. Presto is a market leader in food storage bags and differentiates itself by providing access to category management, consumer insights, marketing, merchandising and R&D resources. As a result, through Presto we had a 57% share of the U.S. store brand food storage bag category and a 26% share of the total category in 2018. Our store brand products are national brand equivalent (or better) and we offer consumer-desired features, including compostable bags and products made with plant-based and recycled materials. Our Presto segment also includes our growing specialty business, which serves other consumer products companies by providing Fresh-Lock and Slide-Rite resealable closure systems. We have extended our innovative product technology from our food storage bag products and are growing it through this unique channel.

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Our Products

Our portfolio consists of three main product groups: waste & storage products, cooking products and tableware. All of our key product lines include newly developed innovative products such as our Hefty branded Ultra Strong trash bags, Reynolds KITCHENS Slow Cooker Liners, Parchment Pop Up Sheets, 75% Unbleached Compostable Parchment Paper and compostable Hefty paper plates. We have the #1 branded market share in product categories that comprised over 65% of our total revenue in fiscal year 2018. We are also a leading store brand supplier in many of the same categories.

Our key product categories

	Waste & storage products	Cooking products	Tableware
FY18 revenue (in millions)	$1,226	$1,159	$757

FY16 – FY18 revenue CAGR	2.5%	4.7%	3.3%

Brands

Products	Indoor bags Outdoor bags Sustainable bags Slider storage bags Press-to-close storage bags Reusable storage containers	Aluminum foil Aluminum bakeware Parchment paper Slow cooker liners Oven bags Freezer paper Wax paper	Party cups Tableware Sustainable tableware Platters Cutlery

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Our Competitive Strengths

Leading market positions in attractive consumer categories reinforced by well-recognized, iconic brands that resonate with consumers

We hold the #1 or #2 market position by revenue in virtually all of our product categories and are well positioned to capitalize on their growth. Over 65% of our revenue comes from brands that are #1 in their respective categories. We invest in both our branded and store brand products, which allows us to focus on growing the entire product category. We have preeminent market positions across both branded and store brand products with total market share of 44% across all of our major product categories in 2018.

Leading market share in core categories across both branded and store brand (% total combined market share in 2018)
Aluminum foil	Convenience cooking	Trash bags
(Total category: $794 million of 2018 revenues)	(Parchment, wax and freezer paper, slow cooker liners, oven bags and baking cups) (Total category: $257 million of 2018 revenues)	(Total category: $2,665 million of 2018 revenues)

Food storage bags	Foam dishes	Plastic cups
(Total category: $1,623 million of 2018 revenues)	(Total category: $751 million of 2018 revenues)	(Total category: $601 million of 2018 revenues)

Source: Nielsen xAOC 2018.

We participate in large and growing consumer product categories, with an average growth rate of 3.8% year-over-year from 2017 to 2018. Our categories continue to experience consistent growth, with foil and food storage bags growing at 5.1% and 2.9%, respectively, year-over-year from 2017 to 2018. Our categories are supported by strong demographic profiles, consumer demand for convenience and evolving consumer needs. We continue to drive category growth through our innovation driven new product development and relationships with leading retailers.

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Our iconic brands, such as Reynolds and Hefty, have developed strong brand recognition within their categories. Our brands are recognized across all demographics and generations for their quality, strength and reliability. Reynolds Wrap has been one of the top trusted household brands in the United States since 1947. According to a 2015 brand awareness study, Reynolds Wrap has aided brand awareness of 98%. Additionally, Hefty has aided brand awareness of 95%, according to a 2017 brand awareness study.

Our brands have #1 positions across nearly all our categories
Category	Brand	Position	Brand share of total category
Aluminum foil (U.S.)			63%
Aluminum foil (Canada)			71%
Parchment paper			52%
Wax paper			63%
Slow cooker liners			76%
Oven bags			94%
Freezer paper			97%
Slider bags			32%
Party cups			20%
Foam dishes			43%
Trash bags			19%

Source: Nielsen xAOC 2018.

Long-term strategic relationships with a diverse set of leading customers

Our customer relationships across leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores, home improvement stores, military outlets and eCommerce retailers are based on a long history of trust. With many of our customers, we have maintained an ongoing relationship since the inception of our Reynolds brand over 70 years ago. Our experienced sales force, which averages over 10 years of experience at RCP, and the superb service we provide our customers, drive our superior levels of ongoing customer satisfaction. The majority of our products are made in the United States, and our strategically located national manufacturing footprint provides logistics advantages and certainty of supply for our retail partners. Our short supply chain relative to competitors and the vendor-managed inventory we offer our major customers are highly valued by our customers because it reduces the inventory they have to carry and limits product shortages.

We have over 70 years of technical knowledge about our products. We deploy this experience across our business segments to deliver custom innovation solutions. This, together with our low cost manufacturing capabilities and consistent product quality, enables us to provide our customers with a compelling value proposition. For example, in addition to our renowned branded products, our store brand products are subject to the same high degree of quality control as branded products and as a result consistently receive a “Pass” rating when tested against the national brands at third-party laboratories.

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We work to make not only our individual products successful but also to provide our retail partners with the insights and recommendations they need to grow entire product categories. We provide our retailers with category management expertise that is supported by innovation and consumer focused insights and includes assortment and promotion strategies. Our ability to provide best-in-class shopper insights directly results in stronger customer loyalty.

We believe these value-added services differentiate us from our competitors and strengthen our customer relationships. This is evidenced by our relationships with our largest retail customers, who we partner with to sell our branded products and to produce their store brand products.

Demonstrated track record of new product development

We have a strong track record of innovation, focused on the addition of innovative features to our existing products and the development of new products that address consumers’ unmet needs. Additionally, we strive to further enhance our core product portfolio. We are able to identify emerging consumer trends through our extensive consumer insights, allowing us to develop products with the features and functions that consumers are looking for. We believe we were the first to introduce a food storage bag, the first to introduce a slider closure on food storage bags, the first to introduce the drawstring trash bag, the first to introduce the “gripper” feature on trash bags, the first to add an unscented odor block feature to trash bags and the first to add non-stick coating to aluminum foil. We have a robust track record of developing and launching successful new products.

Hefty Ultra Strong	Reynolds KITCHENS Slow Cooker Liner	Store brand square snack bags

• Addresses top consumer dissatisfactions such as odors, drawstring breaks and bag tears	• Addresses key pain point of soaking/scrubbing the slow cooker	• Addresses consumer need for taller bags that can fit a larger assortment of snacks in terms of size and shape

• Utilizes Arm & Hammer patented odor neutralizer for revitalized scents	• BPA-free product that offers convenience for household meal preparation	• Unique square shape that is easier to fill and close and offers more optionality than rectangular bags

• Uses active tear-resistant technology and higher grade resin for stronger bags and improved performance	• Provides fast and easy clean up in seconds	• Multipurpose storage that seals in flavor and freshness for food items

We have invested considerable resources to develop proprietary products and efficient manufacturing capabilities and we actively protect our intellectual property. We have a significant number of registered patents and registered trademarks, including Reynolds and Hefty, as well as several copyrights, which, along with our trade secrets and manufacturing know-how, help support our ability to add value within the market and sustain our competitive advantages. We also look to partner with both our suppliers and customers to drive innovation through the entire supply chain.

As sustainability becomes more central to the consumer’s purchasing decision, we remain focused on developing new eco-friendly products, and we are continuously investing in our capabilities to improve our ability to utilize recycled materials. We currently have environmentally friendly options across the vast majority of our product categories, such as compostable trash bags and store brand bags made from plant-based resins and recyclable materials. We believe we are well positioned to capitalize on these trends as aluminum, one of our

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core inputs, is infinitely recyclable and is supported as a green, recoverable material. We have, for example, launched Reynolds Wrap 100% Recycled Foil into retail distribution and we have recently launched 75% Unbleached Compostable Parchment Paper. We have a strong pipeline of new products in development, many of which are part of our broader sustainability initiatives.

Innovation is a significant component of our culture and is further instilled through Reyvolution. We have devoted significant resources towards this endeavor and believe that our highly experienced R&D teams will remain on the cutting edge.

Well-invested manufacturing footprint that serves as a competitive moat

We have a robust and well invested manufacturing footprint which includes 17 manufacturing facilities and over 5,000 employees. Our facilities are strategically located across the United States and Canada, and the majority of our products are proudly made in the United States. Our low-cost and efficient manufacturing facilities enable us to optimize distribution, minimize lead times and reduce freight costs. This significant production base, built over decades, positions us well versus our competitive peer set. We estimate that it would require more than $2.5 billion to replicate our manufacturing assets, and we believe it would be exceedingly difficult to replicate our proprietary manufacturing know-how and in-house developed technology that enables us to run our facilities faster, with greater automation and with higher quality control. Our unique manufacturing capabilities enable us to produce a broad selection of differentiated products that help drive growth while providing a substantial barrier to entry.

Through Reyvolution, we are focused on lean manufacturing initiatives to reduce material usage, improve uptime and increase productivity across every site. We are heavily automated today and are committed to further investments in automation, including recent initiatives focused on the automation of repetitive manual tasks to increase operating efficiency and consistency, while protecting ourselves from labor fluctuations. Our automation processes and proprietary manufacturing technologies are difficult for competitors to replicate.

Our operations have significant scale and substantial vertical integration, which provides us with competitive advantages. Our substantial vertical integration gives us increased independence from suppliers and the ability to control costs more efficiently. It also partially insulates us from import volatility. We have a robust network of suppliers allowing us to be nimble in our input material purchasing.

Attractive financial performance with strong free cash flow generation

We have an attractive financial profile with steady organic revenue growth, strong margins and disciplined capital expenditures. These attributes allow us to generate robust free cash flow.

Since 2014, our income from operations margin and Adjusted EBITDA margin have grown by 364 and 242 basis points to 16% and 21%, respectively, in the year ended December 31, 2018. We have driven margin expansion mainly by managing costs, increasing our volumes and manufacturing efficiency and driving innovation. We are able to deliver attractive Adjusted EBITDA margins due to the high value-added nature of our products. We defend our margin position through innovation driven growth, cost savings and effective purchasing. The vertically integrated nature of our business provides further insulation for our margin profile.

We plan to continue leveraging Reyvolution to deliver incremental operational productivity savings, improve our business mix and increase the effectiveness of our sales force. Historically our business has relatively low capital expenditure requirements, averaging $60 million per year over the past three fiscal years, which drives our high rate of free cash flow conversion.

Commitment to sustainability and values

We put safety first, treat people with respect and operate ethically to help ensure that we manage our business on a sound long-term foundation. We never compromise our values, regardless of market forces, and we

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remain committed to strong rules of governance. We manage our business for long-term results, as evidenced by the robust Reyvolution initiative pipeline across all facets of our business. We believe corporate responsibility is the obligation of all employees. Our management team is committed to maintaining our culture, which has been an important component of our success.

We strive to operate with respect for the environment and are committed to sustainability across three key areas: our product portfolio, supply chain and communities. We engage with our employees and partner with our customers to explore sustainability topics like plant and distribution route efficiency. We participate at the forefront of emerging municipal programs that generate new community based solutions and also end-to-end recycling solutions with our Hefty EnergyBag Program in partnership with a key supplier. We are longstanding members of the Sustainable Packaging Coalition, an industry working group dedicated to a more robust environmental vision for packaging, and the Forest Stewardship Council through their voluntary program for responsible forest management. We are committed to using recycled, renewable, recyclable, compostable and other sustainable materials in our products, which drives our product-oriented sustainability initiatives. Currently, 33% of the products that we sell in the United States are recyclable.

Management team with a strong track record of innovation-driven growth

We have a deep bench of talented managers led by Lance Mitchell, our President and Chief Executive Officer, who has over 35 years of industry experience. Both our CEO and CFO have played a pivotal role in the successful integration of the Reynolds and Hefty businesses. We have continued to assemble a leading team through strategic hires and have expanded our organizational capabilities in new product development. Through the lens of Reyvolution, our management team is focused on their vision for RCP, which includes a culture of innovation, excelling at quality and service, creating products people love and constantly evolving the business. Our management team’s key accomplishments include integrating, developing and growing a company with a strong ethics-driven and safety-focused culture while still achieving best-in-class market share and strong financial results. In addition, we attribute our lower than industry standard turnover rates to our collaborative, trustworthy company culture and our unwavering commitment to safety and to our people. Our strong management team is well positioned to effectively manage the business into the future with a depth of talented and dedicated employees already primed to lead the next generation of RCP.

Our Business Strategies

Key elements of our business strategy include:

Champion our categories and grow with our customers

We participate in large consumer categories with strong household penetration. Our combined branded and store brand share is significant in our categories. Our products appeal to consumers of all demographics and have a multitude of usage occasions. Our scale across household aisles and ability to offer trusted branded and store brand products enable us to grow the overall category and has earned us the opportunity to provide category captain level advisor insights at the majority of our retail partners. Our respected and trusted category managers provide our customers with category management expertise, insight and analytics to help them drive consumer traffic and spending. Through marketing and consumer education strategies, both inside the store and out, we expand usage occasions and stimulate consumption. Our new product innovation drives incremental growth within our categories. These factors and our focus on offering a high quality portfolio of branded and store brand products provide tremendous value to our retailers versus our competition.

Continued investment behind our market-leading brand portfolio

We have iconic brands and a proven ability to innovate, which enable us to approach adjacencies strategically and enhance our brand relevance with consumers. We plan to continue our investment in marketing

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and advertising to grow the revenues of our product offerings and the categories in which they participate. Our innovative approach to advertising, and early adoption of new channels such as digital, social media and experiential events, have addressed the full range of consumer constituents and resulted in powerful penetration growth, market share growth and increased usage occasions, even in some of our more mature categories. For example, we have worked closely with advertisers to integrate aluminum foil, parchment paper, slow cooker liners and oven bags into recipes, which has resulted in over 40,000 integrated online recipes which offer simplified solutions in the kitchen. Additionally, our successful Hefty advertising campaigns have driven a 5% market share growth in the trash bag category over the last four years. We have a strong competency in measuring, monitoring and improving the efficiency of our marketing spending through internal proprietary analytical techniques. We believe there is a significant opportunity to use our existing brand equity and expand into adjacent categories.

Strengthen presence across distribution channels

In addition to traditional grocery, we believe there is significant opportunity to expand within the club, home improvement, dollar-store and eCommerce channels across our full product portfolio. Building on Hefty’s brand dominance in large trash bags, we have provided new consumer insights to the home improvement and club channels, which have generated growth and new distribution. For example, the introduction of the new Hefty Load ‘n Carry product in the home improvement channel has energized Hefty’s relationships with DIYers and generated significant interest from these retail partners. Additionally, we see opportunity for our Reynolds products in the home improvement and club channels, with recent new customer wins and SKU expansion driving future growth.

eCommerce penetration is expected to increase, due to the convenience of online ordering and subscription delivery, particularly for easy-to-ship household product categories. Given our strong relationship with online retailers, we are well-positioned to compete profitably and gain share in this growing channel. We provide both branded and private brand products through this channel, to address the consumer’s need for convenience and value. Furthering our eCommerce strategy, we recently launched a full line of store brand aluminum foil, trash bags and food storage bags as the exclusive supplier to the eCommerce leader. Additionally, most of our products are compatible with the eCommerce channel because they are shelf stable and efficient to transport. The recurring nature of consumer purchase cycles for our products positions us well to capitalize on continued growth of grocery pickup and subscription services.

Finally, given our brand strength, technical expertise and the extensive use of products within our categories around the world, we see opportunities to selectively expand internationally. We currently sell to 54 countries around the world; however, this currently represents a small percentage of our annual revenue. During fiscal year 2018, North America represented 99% of our total sales. We estimate our addressable market outside the United States and Canada to be approximately $7.3 billion.

Drive growth through new and innovative products

We are an innovation driven company, and through Reyvolution, new product development plays a significant role in our growth strategy. Our innovation capabilities, combined with our investments in consumer-focused market research, will allow us to continue our track record of successful new product launches. We proactively collaborate with our retail partners on customized product innovation. Our product innovation pipeline focuses on use occasions including meals and snacks on-the-go as well as sustainability and the needs of the millennial consumer. Our objective is to generate 20% of our revenue each year from new products introduced within the prior three years. In fiscal year 2018, 21% of our revenue was generated from products that were less than three years old.

More recently, through Hefty, we launched a new Ultra Strong product line that takes advantage of our triple action technology, which Nielsen awarded the 2018 Innovation Award (one of only 25 nationally). Our

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Reynolds KITCHENS Parchment Pop Up Sheets and Presto store brand square-shaped snack bags have been great successes with consumers, providing products better aligned with usage needs than the existing options on the shelf. Furthermore, Hefty sliders storage bags with the Stand & Fill feature, launched in 2019, are preferred over the competition by 73% of consumers.

We have focused much of our innovation efforts around sustainability, and we offer a broad line of products that are better for the planet. We are focusing on products made with recycled, renewable, recyclable and compostable materials. For example, we recently launched 75% Unbleached Compostable Parchment Paper and redesigned our Hefty party cups to reduce the plastic by 10% while maintaining strength.

Systematically improve operational efficiency and reduce cost

We have cultivated a continuous improvement mindset oriented towards cost reduction, productivity improvements and lean manufacturing. We are focused on improving the ways in which we develop and manufacture products with data-driven decision making and robust lean business principles. Deep manufacturing expertise across our portfolio provides us with trade secret manufacturing know-how that delivers technical advantages and a low-cost competitive position. Our scale enables us to purchase inputs efficiently and increases our purchasing flexibility. We have implemented a simplified go-to-market strategy that fully leverages our customer relationships and scale and reduces overhead. We also continue to invest in automating repetitive manual tasks to increase operating efficiency and consistency, while reducing our exposure to labor fluctuations. We use digital capabilities to significantly improve our operational efficiency and effectiveness. We have launched an “intelligent factory program” to establish an integrated, data-driven culture that transforms our operations through digitally-connected people, assets and processes.

Drive shareholder returns through balanced capital allocation

We believe our strong free cash flow enables us to invest in and grow our business organically, reduce our indebtedness and pursue strategic M&A to create value for our stockholders. We also expect to return capital to our stockholders through regular dividend payments. We expect to pay a regular quarterly cash dividend on our common stock of $         per share beginning in the                 quarter of fiscal year 20        , subject to declaration by our board of directors. See “Dividend Policy” for additional details.

Our Industry

Waste & Storage Products

The U.S. waste and storage products category generated $4.3 billion of sales across Nielsen tracked channels in 2018. Waste and storage products include branded and store brand trash bags and food storage bags sold through our Hefty and Presto segments. The table below shows overall category size, recent growth and category share of store brand and branded in the waste and storage products category within the United States.

			Category share
	Category size ($ million) ‘18	CAGR ‘16-‘18	% Store Brand	% Branded

Trash bags	$2,665	0.7%	47%	53%
Food storage bags	$1,623	0.7%	46%	54%

Source: Nielsen xAOC 2016-2018.

We have leading market shares across the full suite of our trash and food storage bag products. Hefty trash bags can be found in 59% of all U.S. households. Through our Presto segment, we are the largest supplier of store brand food storage bags in the United States with a 57% share of the store brand market. Additionally, we

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have a 35% share of the overall branded and store brand market. Hefty led the slider bag segment with a 32% share. The table below shows our market share across the waste and storage products category.

	Branded			Total RCP
	Revenues ($ million)	% of total category	Rank	Branded and Store Brand ($ million)	% of total category	Rank

Trash bags	$500	19%	#2	$963	36%	#1
Food storage bags	$134	8%	#2	$562	35%	#2

Source: Nielsen xAOC 2018.

Within the trash bags category there is limited shelf space for multiple brands and significant investment is required to build brand equity with consumers. Our cost competitive manufacturing and effective marketing enable us to succeed in our product categories. In trash bags, consumers are increasingly purchasing bags with added features such as flex, drawstring and various scent choices. We deliver on these consumer trends and the consumer’s desire for value and quality with our high performing product portfolio. “Better Bag, Better Value” is our operating philosophy and our competitive advantage.

Within food storage bags, consumers are migrating to higher-count pack sizes while seeking a right-sized bag to avoid waste. Additionally, consumers are trading up from traditional non-reclosable bags to products with more convenient closures such as press-to-close and sliders. Our success in this category is a result of high quality, scale, significant technical know-how and a competitive cost position.

We offer a wide range of sustainable solutions, including compostable bags and products made from plant-based and recycled materials. Our Hefty EnergyBag Program continues to expand, helping communities increase recycling rates and unlock the value of hard-to-recycle plastics by converting them into useful resources such as energy, fuel or durable building materials.

Cooking Products

Cooking products includes branded and store brand aluminum foil, aluminum bakeware and convenience cooking products, primarily sold through our Reynolds Cooking & Baking segment. Within the convenience cooking category, we sell parchment paper, slow cooker liners, oven bags, wax paper, freezer paper and baking cups. The overall cooking products category generated approximately $1.1 billion of sales in the U.S. across Nielsen tracked channels in 2018. The table below shows overall category size, recent growth and category share of store brand and branded in the cooking products category within the United States.

			Category share
	Category size ($ million) ‘18	CAGR ‘16-‘18	% Store Brand	% Branded

Foil (excl. foodservice)	$794	1.3%	36%	64%
Convenience cooking	$257	4.4%	28%	72%

Source: Nielsen xAOC 2016 – 2018.

We have leading market shares in the U.S. across the cooking products category. Reynolds Wrap is the largest brand within the U.S. foil market and is nearly 50 times the size of all other foil brands combined. It is a renowned cooking aide, found in 82% of U.S. households according to a 1Q Panel survey fielded in July 2019. We have a leadership position within virtually all of our convenience cooking subcategories including a 94%

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share in branded oven bags, a 76% share in slow cooker liners, a 97% share in freezer paper and a 63% share in wax paper. The table below shows our market share across the cooking products category.

	Branded			Total RCP
	Revenues ($ million)	% of total category	Rank	Branded and Store Brand ($ million)	% of total category	Rank

Foil (excl. foodservice)	$500	63%	#1	$547	69%	#1
Convenience cooking	$143	56%	#1	$155	60%	#1

Source: Nielsen xAOC 2018.

We solve key kitchen pain points for consumers by enabling speed and ease, eliminating mess, and enhancing the quality of meals. We foster a love for cooking by serving as a trusted “kitchen assistant”, which gives consumers confidence in the kitchen. Consumers are gravitating towards meals with simple ingredients and this trend aligns well with foil usage in single sheet pan meals and foil pouch cooking. Many consumers, including millennials, are avid grillers and desire high quality foil products that can withstand heat and enhance their cooking. Aluminum foil is infinitely recyclable and is supported as a green material. We have introduced Reynolds Wrap 100% Recycled Foil to meet consumers’ growing demand for sustainable products. We have approximately 80 new product ideas in the pipeline to further capitalize on this and other emerging consumer needs and preferences.

Tableware

Our Tableware products include branded and store brand disposable plates, cups, bowls, platters and cutlery. The disposable tableware category generated $4.5 billion of sales in the U.S. across Nielsen tracked channels in 2018 across disposable dishes, cups and cutlery. Within this group, we have leading market shares in plastic cups and foam dishes, which together accounted for $1.4 billion of sales in this category in 2018. We have significant space to grow in this category, and our strong brand equity in foam plates and plastic cups positions us well to grow in other category adjacencies by leveraging our customer relationships and innovation, as demonstrated by our recent launches of hot cup and compostable molded fiber products. The table below shows overall category size, recent growth and category share of store brand and branded in the tableware products category within the United States.

			Category share
	Category size ($ million) ‘18	CAGR ‘16-‘18	% Store Brand	% Branded

Disposable dishes	$2,903	3.4%	58%	42%
Foam dishes	$751	0.1%	55%	45%
Disposable cups	$977	0.4%	61%	39%
Plastic cups	$601	0.2%	70%	30%
Party cups	$334	0.4%	65%	35%

Source: Nielsen xAOC 2016 – 2018.

The Hefty Party Cup was the #1 branded party cup in America with 20% market share, driven both by the iconic red party cup as well as our seasonal color cups for summer and holiday entertaining. Within this category, everyday occasions account for the largest percentage of disposable tableware use as time-starved consumers seek to alleviate the daily stress of washing the dishes, while sharing meals with friends and family, at home or on-the-go. Consumer satisfaction among heavy users of our products is very high. In addition to our strong Hefty

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branded portfolio we also collaborate with our customers as a full service store brand supplier across the disposable tableware aisle. The table below shows our market share across the tableware category.

	Branded			Total RCP
	Revenues ($ million)	% of total category	Rank	Branded and Store Brand ($ million)	% of total category	Rank

Disposable dishes	$331	11%	#2	$539	19%	#3
Foam dishes	$326	43%	#1	$535	71%	#1
Disposable cups	$78	8%	#3	$290	30%	#2
Plastic cups	$74	12%	#2	$286	48%	#1
Party cups	$68	20%	#1	$157	47%	#1

Source: Nielsen xAOC 2018.

Our ability to compete across both branded and store brand products allows us to grow with the category and deliver a differentiated suite of category management insights, product development leadership and innovation to our customers. We continue to see opportunities for growth within tableware by expanding penetration of existing channels and capitalizing on our strong brand equity to expand into adjacent growth categories, such as hot cups, compostable molded fiber dishes and Elegantware® tableware for home entertainment.

Our product innovation pipeline focuses on usage occasions, including meals and snacks on-the-go, as well as the needs of the millennial consumer. We offer eco-friendly options across our portfolio, such as our compostable Hefty paper plates and our plastic cups made with 30% post-consumer recycled PET. We have redesigned cups to decrease the amount of material by 10% in each cup while maintaining functionality and are expanding our offering of renewable and compostable products as part of our broader sustainability initiatives.

Sustainability

We are committed to corporate responsibility and strive to maintain strong and transparent environmental, social and governance practices. Our sustainability efforts are led by a sustainability committee, which is comprised of a cross functional group of employees who receive senior-level input. This committee is responsible for promoting RCP initiatives across segments and engaging with our employee base. We strive to bring the best sustainability solutions to our customers by partnering with them to support their initiatives through our innovative portfolio of products, industry-leading insights, and state-of-the-art manufacturing facilities. RCP has a comprehensive approach to sustainability that is focused on the following three key areas.

Product Portfolio

We offer sustainable and eco-friendly products across our portfolio. We are focused on sustainable innovation and offer a broad line of eco-friendly products made with recycled, renewable and compostable materials. We have launched several eco-friendly products including recycled aluminum foil and unbleached compostable parchment paper, compostable tableware, and plant-based resin food storage bags. We continue to devote resources towards sustainability research and believe this will allow us to stay on the cutting edge. For example, we have found ways to expand aluminum scrap utilization and have developed unique foam alternatives. In addition, by streamlining our packaging, we reduced the amount of plastic in each Hefty party cup by 10%, saving 2.7 million pounds of plastic annually while maintaining product strength and quality. Furthermore, our products provide efficient food storage solutions that preserve leftovers and reduce food waste.

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Supply Chain

We have developed an end-to-end approach to reduce our carbon footprint and support increased use of renewable and recycled materials across our supply chain. Our sustainable supply chain strategy is centered on the utilization of better materials through proprietary development, better product design, efficient shipments of products and continuous process improvement. We have developed plant and office initiatives focused on material recycling, collection and after-life usage of, for example, oil, metal, corrugate and resin. Additionally, we have long-standing programs focused on energy efficiency, emission reduction, waste water management and landfill minimization. For instance, we have recently invested heavily in air compressor energy efficiency and LED lighting. We were one of the first to switch to more compact packaging from cut-and-fold to bag-on-a-roll technology, which reduced packaging materials by 45%, decreased shipping cube per order by 30% and increased shelf display capacity by 25%. We also partner with key suppliers to identify renewable and recyclable materials, develop sustainable capabilities, and identify end markets that facilitate the recycling process overall. We work with our suppliers to develop closed loop resin recycling paths and with municipalities to increase recycling.

Communities

We seek to promote sustainable communities through our products. We encourage employees to identify sustainable solutions, support community outreach especially in the communities near our facilities, lead by example and educate themselves and others about sustainability overall. Our efforts to expand these programs are focused on adding communities to the program and developing demand for post-consumer recycled plastics. We also continue to expand our Hefty EnergyBag Program which now serves over 500,000 households, turning hard to recycle plastics into useful items such as AgFuel, railroad ties and park benches.

We are also proud members of the Sustainable Packaging Coalition, an industry working group dedicated to a more robust environmental vision for packaging. We have included the How2Recycle labelling on our packaging since 2016, which helps encourage recycling behavior of consumers through clear, concise labelling. We also support the Forest Stewardship Council (“FSC”) by participating in their voluntary program for responsible forest management. The FSC is supported by the World Wildlife Fund, the Sierra Club, Greenpeace, the Resources Defense Council and the National Wildlife Federation. We have the FSC certification on all of our parchment items, as well as wax paper sandwich bags.

Customers

Our customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, dollar stores, drug stores, home improvement stores, military outlets and eCommerce retailers. We sell both branded and store brand products across our customer base. We generally sell our branded products pursuant to informal trading policies and our store brand products under one year or multi-year agreements. Sales to our top ten customers accounted for 69%, 68% and 67% of our total revenue in fiscal years 2018, 2017 and 2016, respectively. Walmart accounted for 28%, 27% and 26% and Sam’s Club accounted for 12%, 12% and 12% of our total revenue in fiscal years 2018, 2017 and 2016, respectively. Sales to Sam’s Club are concentrated more heavily in our Tableware segment.

During fiscal year 2018, North America and the United States represented 99% and 98% of our total sales, respectively.

Sales, Category Management and Marketing

Through our sales and marketing organization, we are able to manage our relationships with customers at the national, regional and local levels, depending on their needs. We believe that our dedicated sales representatives, category management teams and our participation in both branded and store brand products create a significant competitive advantage.

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Sales

We have a direct sales force organized by customer type, including national accounts, regional accounts and eCommerce. Our sales force is responsible for sales across each of our segments and our portfolio of branded and store brand products. We have a best-in-class sales organization comprised of approximately 100 experienced professionals who are committed to providing exceptional service to our customers. We take pride in the average tenure of our sales force of over 10 years at RCP, low turnover rate, relevant industry experience and data-driven sales process. We complement our internal sales platform by selectively utilizing third-party brokers for certain products and customers. In addition to sales professionals, each of our top 20 customers has a dedicated customer support team, including customer service representatives, category management teams and a logistics and transportation team.

Category Management

We provide our customers with category management expertise across household aisles, including merchandising, assortment, pricing, promotion strategies, points of distribution and on-shelf placement, supported by market intelligence and consumer-focused insights. Category managers act as advisors to customers, providing support to retailers on overall SKU strategy and brand/product selection. We implemented this strategy upon creation of the combined Reynolds Consumer Products business in 2010 and have since achieved this premier category captain level advisor position at 29 retailers. These 29 retailers represent 73% of ACV across total U.S. retailers (xAOC), as defined by Nielsen. We believe this value-added service differentiates us from our competitors and strengthens our customer relationships. In addition, this service lends us credibility as an unbiased advisor to customers and leverages our focus on category growth. Today we have 23 category managers serving all of our customers.

Marketing

Each of our segments has its own marketing team, focused on growth through product development, innovation, promotion, pricing and advertising. We apply our marketing expertise to both our brands and store brand products. We engage with consumers across nearly every marketing channel, including experiential, social media platforms, sports marketing and public relations in addition to traditional media advertising. Our marketing teams also lead insightful consumer market research, which fuels our innovation process. We have an in-house visual branding team that executes rapid graphics changes across both our branded and store brand products. These in-house capabilities allow us to serve our customers better and bring new products to market more efficiently.

New Product Development

In fiscal year 2018, we generated 21% of our revenue from new products that were launched in the prior three years. Our new product development is an integrated, continual process, with collaboration across teams, including research and development, marketing, category management and engineering. Through our investments, we have generated increased revenue and a portfolio of intellectual property assets including approximately 750 patents globally. Research and development costs were $29 million, $27 million and $30 million for the fiscal years 2018, 2017 and 2016, respectively. Our new product development process is customer centric and profit-driven. Our new product development team leverages extensive work and data from our marketing team. We believe that innovation should be centered on consumer needs and wants, identified through extensive market research and testing. Our continuous reinvention of our core products, development of new products, expansion into adjacent categories and consistent collaboration and partnership with our customers enables us to remain a leader in our categories.

Competition

The U.S. household consumer products market is mature and highly competitive. Our competitive set consists of consumer products companies, including large and well-established multinational companies as well

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as smaller regional and local companies. These competitors include The Clorox Company, S.C. Johnson & Sons, Inc., Poly-America, Handi-Foil Corporation, Republic Plastics, Ltd., Trinidad Benham Corporation, Inteplast Group, Ltd. and Dart Container Corporation. Within each product category, most of our products compete with other widely advertised brands and store brand products.

Competition in our categories is based on a number of factors including price, quality and brand recognition. We benefit from the strength of our brands, a differentiated portfolio of quality branded and store brand products, as well as significant capital investment in our manufacturing facilities. We believe the strong recognition of the Reynolds brand and Hefty brand among U.S. consumers gives us a competitive advantage. In addition, our largest customers choose us for our customer service, category management services and commitment to “Made in the U.S.A.” products.

Seasonality

Portions of our business are moderately seasonal. Overall, our strongest sales are in our fourth quarter and our weakest sales are in our first quarter. This is driven by higher levels of sales of cooking products around major U.S. holidays in our fourth quarter, primarily due to the holiday use of Reynolds Wrap, Reynolds Oven Bags and Reynolds Parchment Paper. Our tableware products generally have higher sales in the second quarter of the year, primarily due to outdoor summertime use of disposable plates, cups and bowls.

Manufacturing and Distribution

We have demonstrated manufacturing expertise in casting, spooling, converting, resin extrusion, injection molding, machining, joining and thermoforming. We operate 16 manufacturing facilities strategically located across the United States and one manufacturing facility located in Canada. This allows us to optimize distribution and minimize lead times and freight costs. Virtually all of our manufacturing plants are dedicated to one of our segments. We are the only integrated aluminum foil manufacturer in North America, processing aluminum from ingot to the finished good. Our manufacturing processes in cooking and waste and storage products are also vertically integrated from resin pellets to the finished goods. We utilize third party manufacturers for certain products for which we do not have in-house manufacturing expertise. We also maximize our manufacturing facilities by contracting out excess capacity, for example by selling rolled aluminum from our Malvern facility to third parties.

We utilize two routes of distribution to deliver our products to our customers. In many cases, we ship directly from our warehouses to the customer distribution center. Given the breadth of our product offerings, we are also able to optimize truckloads and reduce inventory for our retail partners by shipping trucks from third-party mixing centers filled with SKUs across all of our product categories. Approximately 60% of all orders are delivered from a mixing center and our remaining orders are shipped directly from our manufacturing facilities.

Raw Materials and Suppliers

We have a diverse supplier base, and are not reliant on any single supplier for our primary raw materials, including polyethylene, polystyrene and aluminum. In fiscal year 2018, the total value of raw materials we consumed was $1,489 million and represented 66% of our total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 39% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 29%. We also purchase raw material additives, secondary packaging materials and finished products for resale. We source a significant majority of our resin requirements from domestic suppliers. We have a track record of actively managing and/or successfully passing along to customers raw material price fluctuations. We also enter into hedging agreements at the request of certain customers who want to mitigate the risk of changes in raw material costs in their product pricing.

Centralized purchasing enables us to leverage the global purchasing power of our operations and reduces our dependence on any one supplier. We generally have one to two year contracts with resin suppliers and multi-

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year contracts with aluminum suppliers, which have historically provided us with a steady supply of raw materials. In certain instances, we purchase selected finished goods from third-party suppliers to supplement capacity and source specialty items. We have not historically experienced any significant interruptions of key raw material supplies.

Product Quality Management

Our segments each maintain end-to-end quality procedures through strong corporate leadership, comprehensive integrated quality controls across manufacturing operations, collaboration with suppliers and contract manufacturers, analytical capabilities and physical property testing. We have continuous improvement programs focused on cost reduction, productivity enhancements and improving product quality. Our store brand products are subject to the same degree of quality control as our branded products and many have “national brand equivalent” certification from third parties. Ensuring product quality is essential to brand equity and consumer trust. We use a six sigma methodology to measure the quality of our products, as well as receiving customer feedback through in home tests, interviews and complaint monitoring. Our commitment to quality has driven reductions in year-over-year consumer complaint rates across all of our segments, including a 38% reduction in Reynolds Wrap and store brand aluminum foil, an 18% reduction in our ALCAN aluminum foil, a 49% reduction in our bakeware products and a 35% reduction in Hefty party cups.

Furthermore, our manufacturing operations are designed to achieve the highest degree of product safety through disciplined control of primary materials and retail traceability of products. Supplier controls that are in place throughout our facilities aim to ensure product and process controls, a safe and healthy work environment, environmental compliance and product safety. We review our facilities at least annually for full compliance, and appropriate remediation procedures are taken if necessary. Our high workforce engagement and industry leading safety rates at plants reflect our commitment to the safety and well-being of our employees. Safety is a top priority in all aspects of our business, and we continue to make steady improvements in safety metrics. For instance, we had an Occupational Health and Safety Administration Recordable Incident Rate of under 1.00 for the last three years (as compared to an industry average of 3.5), with a 20% improvement from prior years.

Intellectual Property

We have a significant number of registered patents and registered trademarks, including Reynolds and Hefty, as well as several copyrights, which, along with our trade secrets and manufacturing know-how, help support our ability to add value within the market and sustain our competitive advantages. We have invested a considerable amount of resources in developing proprietary products and manufacturing capabilities, and we employ various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect our intellectual property. While in the aggregate our patents are of material importance to us, we believe that we are not dependent upon any single patent or group of patents.

Other than licenses for commercially available software, we do not believe that any of our licenses from third parties are material to us taken as a whole. We do not believe that any of our licenses to intellectual property rights granted to third parties are material to us taken as a whole.

Employees

As of July 1, 2019, we employed approximately 5,000 people located primarily in our U.S. and Canada manufacturing facilities. Approximately 23% of our employees are covered by collective labor agreements. We have not experienced any significant union-related work stoppages over the last ten years. We believe our relationships with our employees and labor unions are satisfactory.

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Information Systems

We utilize predominantly commonplace commercially available third-party technology and systems to support our operations, including for financial reporting, inventory management, customer and supply chain management and category management.

A single enterprise resource planning (“ERP”) ecosystem is used by all of our facilities for operations, procurement, receiving, warehousing, inventory management and order processing. Our ERP environment provides us with the ability to transact with customers and vendors in real time, optimize manufacturing in support of our demand signals and order cycles, efficiently process orders and shipments and manage inventory. We also use targeted information technology systems and analytics to support business intelligence and processes across our sales channels, including in relation to trade management, industry trends, demand forecasting and segment planning and reporting.

We continue to innovate and invest in information systems and technology to enhance the customer experience, drive sales and create operating efficiencies. Over the last five years, we have consolidated acquired facilities into our common ERP landscape, and added modern analysis systems that provide us additional functionality and scalability in order to better support operational and financial decision-making, using the latest data management technology. These investments also include a specific focus on in-plant real-time analysis in support of differentiated operational efficiency and production quality. We believe our existing systems are scalable to support future growth.

Principal Properties

Our corporate headquarters are located in Lake Forest, Illinois. In addition, our production and distribution network consists of 16 manufacturing facilities in the United States and one manufacturing facility in Canada, which are used to produce the products sold in all four of our business segments. The following table sets forth the location, use, size, whether owned or leased and lease expiration date, if applicable, of our principal properties:

Location	Use	Square Footage	Owned / Lease Expiration
1900 W. Field Court, Lake Forest, Illinois	Headquarters	70,400	December 31, 2024
6500 Tomken Road, Mississauga, Ontario	Manufacturing and Warehouse	67,757	June 28, 2029
1333 Highway 270, Malvern, Arkansas	Manufacturing	307,627	Owned
100 Diamond Avenue, Red Bluff, California	Manufacturing and Warehouse	260,551	Owned
2226 East Morton Avenue, Jacksonville, Illinois	Warehouse	319,506	Owned
2226 East Morton Avenue, Jacksonville, Illinois	Manufacturing	355,000	Owned
500 East Superior Avenue, Jacksonville, Illinois	Manufacturing	490,000	Owned
777 Wheeling Road, Wheeling, Illinois	Manufacturing and Warehouse	460,336	Owned
3041 Wilson Avenue, Louisville, Kentucky	Warehouse	307,250	January 31, 2023
2827 Hale Road, Louisville, Kentucky	Manufacturing	650,000	Owned

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Location	Use	Square Footage	Owned / Lease Expiration
14201 Meacham Farm Drive, Huntersville, North Carolina	Warehouse and Manufacturing	582,980	November 30, 2027
63 Green Mountain Road, Hazelton, Pennsylvania	Warehouse	205,622	June 30, 2022
31 Progress Avenue, Tamaqua, Pennsylvania	Manufacturing	110,000	Owned
2625 Beltline Road, Carrollton, Texas	Manufacturing and Warehouse	410,000	December 31, 2021
3000 Pegasus Drive, Temple, Texas	Manufacturing	239,072	Owned
2412 Wilsonart Drive, Temple, Texas	Warehouse	250,000	March 31, 2023
1110 East 200 Street, Lewiston, Utah	Manufacturing and Warehouse	182,200	Owned
2001 Reymet Road, Richmond, Virginia	Manufacturing	470,000	Owned
2225 Philpott Road, South Boston, Virginia	Manufacturing and Warehouse	252,000	Owned
670 North Perkins Street, Appleton, Wisconsin	Manufacturing	465,337	Owned
1919 West College Avenue, Appleton, Wisconsin	Warehouse	152,000	February 1, 2030
1999 Royalton Street, Waupaca, Wisconsin	Manufacturing	45,000	Owned
204 East Third Avenue, Weyauwega, Wisconsin	Manufacturing and Warehouse	178,850	Owned

We believe that all of our properties are in good operating condition and are suitable to adequately meet our current needs.

Regulatory

As many of our products are used in food packaging, our business is subject to regulations governing products that may contact food in all the countries in which we have operations. Future regulatory and legislative change can affect the economics of our business activities, lead to changes in operating practices, affect our customers and influence the demand for and the cost of providing products and services to our customers. We have implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believe these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the multinational scope of our business, compliance cannot be guaranteed.

We are subject to various national, state, local, foreign and international environmental, health and safety laws, regulations and permits. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of our employees, regulate the materials used in and the recycling of our products and impose liability, which can be strict, joint and several, for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances related to our current and former sites, as well as at third party sites where we or our predecessors have sent hazardous waste

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for disposal. Many of our manufacturing facilities require environmental permits, such as those limiting air emissions. Compliance with these permits can require capital investment and, in some cases, could limit production.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic waste. Programs have included banning certain types of products, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic bags and packaging material and requiring retailers or manufacturers to take back packaging used for their products.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has in the past considered legislation to reduce emissions of greenhouse gases. In addition, the Environmental Protection Agency is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. A number of states and local governments in the United States have also announced their intentions to implement their own programs to reduce greenhouses gases. These initiatives may cause us to incur additional direct costs in complying with any new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs that could get passed through to us resulting from our suppliers and customers also incurring additional compliance costs.

Legal Proceedings

From time to time, we are a party to various claims, charges and litigation matters arising in the ordinary course of business. Management and legal counsel regularly review the probable outcome of such proceedings. We have established reserves for legal matters that are probable and estimable, and at December 31, 2018 and 2017, these reserves were not significant. While we cannot feasibly predict the outcome of these matters with certainty, we believe, based on examination of these matters, experience to date and discussions with counsel, that the ultimate liability, individually or in the aggregate, will not have a material adverse effect on our business, financial position, results of operations or cash flows.

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MANAGEMENT

Executive Officers and Directors

We are currently reviewing the composition of our board of directors and our committees in light of this offering. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate. The following table presents the names of the current executive officers. We intend to appoint additional directors prior to the consummation of this offering.

Name	Age	Position
Executive Officers
Lance Mitchell	60	President and Chief Executive Officer and Director
Michael Graham	57	Chief Financial Officer
Francis Arseneault	43	President, Hefty Waste & Storage
Stephan Pace	57	President, Walmart/Sam’s and eCommerce
Craig Cappel	48	President, Reynolds Cooking & Baking
Rachel Bishop	45	President, Hefty Tableware
Judith Buckner	50	President, Presto Products

Executive Officers

Lance Mitchell

Mr. Mitchell has served as RCP’s President and Chief Executive Officer since 2011. From 2006 to 2011, Mr. Mitchell served as President of Closure Systems International (part of RGHL Group since 2008). Mr. Mitchell worked at Owens Corning Fiberglas Corporation from 1981 to 1986 in a variety of sales and marketing positions and from 1986 to 2005 he served in a variety of management positions at Avery Dennison Corporation, BF Goodrich, The Geon Company and PolyOne Corporation. Mr. Mitchell received a B.S. in Business from Bowling Green State University.

Michael Graham

Mr. Graham has served as RCP’s Chief Financial Officer since 2016. Mr. Graham joined RCP after serving as the CFO of Graham Packaging (part of RGHL Group) from 2011 to 2016. Prior to joining Graham Packaging, Mr. Graham led and managed several merger and integration activities for RGHL and served as CFO of Reynolds Packaging from 2008 to 2010, collaboratively leading the integration of Reynolds Packaging into RGHL. Mr. Graham served as Group Controller and CFO of Alcoa’s Flat Rolled & Extruded Aluminum Group from 2004 to 2007. From 1986 to 2003 Mr. Graham served in a variety of management positions at Honeywell International Inc. and AlliedSignal, Avaya Communications and General Mills, Inc. Mr. Graham received a B.A. in Finance from Howard University.

Francis Arseneault

Mr. Arseneault has served as RCP’s President of Hefty Waste & Storage since 2019. Prior to this role, he served as President of Presto Products from 2014 to 2019. Mr. Arseneault’s previous experience includes roles of increasing responsibility in sales and marketing in the Canadian division of Alcoa Reynolds from 2001 to 2004 and from 2006 to 2010, and as General Manager of RCP’s international business from 2010 until joining Presto Products in 2014. Mr. Arseneault received a B.Sc. in Marketing and International Business from the HEC Montreal business school of the University of Montreal.

Stephan Pace

Mr. Pace has served as RCP’s President of Walmart/Sam’s and eCommerce since 2015. Prior to this role, Mr. Pace served as RCP’s Chief Customer Officer and Senior Vice President of Sales beginning in 2010. He

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served as Vice President of Sales for Pactiv’s Consumer Products Division prior to RGHL’s acquisition of Pactiv in 2010. Mr. Pace joined Pactiv in 2001 and held several senior management positions. Prior to joining Pactiv, he served in a variety of sales and marketing roles at Unilever plc and Procter & Gamble Company. Mr. Pace received a B.A. in Economics from Wesleyan University. He serves on the Board of Advisors for Tierra Nueva Fine Cocoa, d/b/a The Whole Coffee Company.

Craig Cappel

Mr. Cappel has served as RCP’s President of Reynolds Cooking & Baking since 2018. From 2015 to 2018, he served as President of Hefty Tableware. From 2013 to 2015, Mr. Cappel served as the Chief Procurement and Technology Officer for RGHL Group, leading global sourcing and technology across multiple businesses. From 1997 to 2013, Mr. Cappel was with Pactiv as Vice President of Business Development and Innovation and various other leadership roles across innovation, engineering technology, new business development and business management. From 1994 to 1997, he served as an engineer at TE Connectivity, Ltd. (formerly Amp Incorporated). Mr. Cappel received a B.S. from the College of Engineering Technology at the Rochester Institute of Technology and an M.S. in Product Design and Development Management from Northwestern University.

Rachel Bishop

Ms. Bishop has served as RCP’s President of Hefty Tableware since 2019. Prior to joining RCP, she served as Chief Strategy Officer from 2014 to 2017 and President, Snacks from 2017 to 2019 at TreeHouse Foods, Inc. Ms. Bishop was at The Walgreen Company from 2009 to 2014 where she most recently served as Group Vice President of Retail Strategy. From 2001 to 2009, Ms. Bishop was at McKinsey & Company, where she worked with consumer businesses on a broad range of sales, marketing, and operational topics with a focus on growth strategy development and implementation. Ms. Bishop earned a Ph.D in Materials Science and Engineering with a minor in Technology Management from Northwestern University. She holds B.S. degrees in Materials Science and Engineering and in Geophysics from Brown University.

Judith Buckner

Ms. Buckner has served as RCP’s President of Presto Products since 2019. She previously served as Senior Vice President, Business Transformation of RCP from 2017 to 2019. Ms. Buckner first joined RCP in 2000 as an Engineering Manager and has held various other leadership roles including Director of Manufacturing, Plant Manager, Director of Engineering and New Product Development and Vice President of Operations and Engineering. Her prior experience includes various engineering and leadership roles in product development and operations at Hoechst-Celanese/Invista from 1991 to 2000. Ms. Buckner earned a B.S. in Chemical Engineering from Purdue University.

Board Structure and Compensation of Directors

Upon closing of this offering, our board of directors will consist of seven members. Our board has determined that each of                      and                      is independent under applicable                    rules.

Our board of directors will be divided into three classes serving staggered three-year terms, as set forth in our amended and restated certificate of incorporation and our amended and restated bylaws. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in                     ,         and                     , respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

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Directors who are also full-time officers or employees of the Company will receive no additional compensation for serving as directors. All other non-employee independent directors will receive an annual retainer of $         . Each non-employee independent director will also receive a fee of $         for each board meeting and each committee meeting attended. In addition, the chairman of the audit committee will receive an annual fee of $        , the chairman of the nominating and corporate governance committee will receive an annual fee of $         and the chairman of the compensation committee will receive an annual fee of $        .

Director Independence

We are a “controlled company” under the rules of the                     . As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the rules, including the requirements that within one year of the closing of this offering we have a board that is composed of a majority of “independent directors,” as defined under the rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we are a controlled company, we are required to comply with the rules of the SEC and the                     relating to the membership, qualifications and operations of the audit committee, as discussed below.

The rules of the                     define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Upon closing of this offering, PFL will own no shares of our Class A common stock and                      shares of our Class B common stock, representing     % of the total outstanding shares of common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full) or     % of the combined voting power of both classes of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). Through its control of shares of common stock representing a majority of the votes entitled to be cast in the election of directors, PFL will control the vote to elect all of our directors. Accordingly, we will qualify as a “controlled company” and will be able to rely on the controlled company exemption from the director independence requirements of the                     relating to the board of directors, compensation committee and nominating and corporate governance committee. If we cease to be a controlled company and the Class A common stock continues to be listed on the                     , we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.

Our board of directors has determined that                      and                      are independent directors under the rules.

Role of Board of Directors in Risk Oversight

Our Chief Executive Officer, other executive officers and other members of our management team regularly report to the non-executive directors and the audit committee to discuss any financial, legal, cybersecurity or regulatory risks, to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Internal Audit reports functionally and administratively to our Chief Financial Officer and directly to the audit committee. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by PFL.

Board Committees

Audit Committee

The members of our audit committee are                     ,                       and                     .                      is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current                      listing standards and SEC rules and regulations. Each member of

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our audit committee is financially literate. In addition, our board of directors has determined that                      is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee are                     ,                       and                     .                     is the chairman of our compensation committee. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are                     ,                      and                      .                     is the chairman of our nominating and corporate governance committee.                     meets the requirements for independence under the current                     listing standards. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Ethics

In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other

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executive and senior financial officers. Upon closing of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

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EXECUTIVE COMPENSATION

Introduction

This Compensation Discussion and Analysis section describes our compensation approach and programs for our named executive officers (“NEOs”), which include our Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated executive officers for the year ended December 31, 2018. Our NEOs for 2018 were:

•	Lance Mitchell, President and Chief Executive Officer;

•	Michael Graham, Chief Financial Officer;

•	David Bryla, President, Hefty Waste & Storage;

•	Stephan Pace, President, Walmart/Sam’s & eCommerce; and

•	Craig Cappel, President, Reynolds Cooking & Baking.

Mr. Cappel became the President of Reynolds Cooking & Baking in October 2018. Prior to that, he served as the President of Hefty Tableware. Mr. Bryla’s employment with RCP terminated in June 2019.

The following discussion relates to the compensation of our NEOs whose compensation is disclosed below, as well as the overall principles underlying our executive compensation policies as we move towards becoming a public company. Except as otherwise indicated below, the compensation objectives, strategy, and decisions that were applicable to us and our NEOs for 2018 were consistent with the compensation objectives, strategy, and decisions that were generally applicable to RGHL for 2018.

Our Compensation Objectives and Philosophy

As a wholly-owned business of RGHL Group, we have shared the compensation objectives of RGHL, including attracting and retaining top talent, motivating and rewarding the performance of senior executives in support of achievement of strategic, financial and operating performance objectives and ensuring that our total compensation packages are competitive in comparison to those offered by our peers. Our NEOs, as well as our employees generally, have participated in compensation and benefits plans and programs which have included other businesses of RGHL, including as described below under “Other Compensation,” and a number of these plans and programs are being replicated as stand-alone plans in conjunction with this offering. These plans and programs are intended to align our compensation programs with our business objectives, promote good corporate governance and seek to achieve our compensation objectives.

To ensure that management’s interests are aligned with those of our stockholders and to motivate and reward individual initiative and effort, our executive compensation program emphasizes a pay-for-performance compensation philosophy so that attainment of enterprise-wide, business unit and individual performance goals are rewarded. Through the use of performance-based plans that emphasize attainment of enterprise-wide and/or business unit goals, we seek to foster teamwork and commitment to performance. The introduction of tools such as equity ownership and long-term equity-based incentive compensation programs, discussed below, in conjunction with this offering is important to ensure that the efforts of management are consistent with the objectives of our stockholders.

Risk Assessment of Compensation Programs

RGHL does not believe that our compensation arrangements, including financial performance measures used to determine short-term and long-term incentive payout amounts, provide our executives with an incentive to engage in business activities or other behavior that would expose us or our stockholders to excessive risk that are reasonably likely to have a material adverse effect.

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Executive Compensation Process

Role of RGHL Executives and RCP’s Compensation Committee Going Forward

Prior to the Corporate Reorganization and the closing of this offering, we were a wholly-owned business of RGHL Group and executives of RGHL were primarily responsible for determining our compensation strategy and philosophy.

In connection with this offering, RGHL executives established our initial compensation and benefits programs and approved initial compensation for our executive officers and senior executives, including our NEOs. To assist in this task, RGHL has engaged Pearl Meyer, an independent compensation consultant, to provide an analysis of base salary, short-term incentive (“STI”) compensation and long-term incentive (“LTI”) compensation for senior executives with similar responsibilities, including positions within business groups, within the companies in the Benchmark Comparison Group. RGHL also directed Pearl Meyer to compare RCP executive officers’ compensation by percentile ranking to the compensation received by officers in comparable positions at Benchmark Comparison Group companies, discussed below. RGHL has used these rankings as a component in determining base salary, annual STI compensation, and LTI compensation for our NEOs and other senior executives to take effect in conjunction with this offering. RGHL has also taken into account general industry data where such information may be helpful.

We have established a compensation committee of directors (“Compensation Committee”) who, following the closing of this offering, will assume responsibility for determining our compensation philosophy, structuring our compensation and benefits programs and determining appropriate payments and awards to our executive officers, including our NEOs. The Compensation Committee will also be responsible for implementing, monitoring and evaluating our executive compensation philosophy and objectives and overseeing the compensation program for senior executives. The Compensation Committee’s responsibilities and authority are described fully in the Committee’s charter.

Role of the Independent Compensation Consultant and Our Peer Group

In conjunction with this offering, we have identified a group of peer companies which we will use as our benchmark for compensation matters (“Benchmark Comparison Group”). The Benchmark Comparison Group will be reviewed from time to time by our Compensation Committee. The Benchmark Comparison Group includes the following companies:

• AptarGroup, Inc. • Church & Dwight Co., Inc. • Edgewell Personal Care Company • Energizer Holdings, Inc. • Greif, Inc. • Hasbro, Inc. • Helen of Troy Limited • Nu Skin Enterprises, Inc.

•  Owens-Illinois, Inc.

•  Sealed Air Corporation

•  The Scotts Miracle-Gro Company

•  Silgan Holdings Inc.

•  Snap-on Incorporated

•  Spectrum Brands Holdings

•  The Clorox Company

•  Tupperware Brands Corporation

The criteria considered in selecting peer companies for the Benchmark Comparison Group include the following:

•	size, as measured by revenue, market capitalization and enterprise value;

•	industry category, including consumer household and personal products, household appliances, containers and packaging; and

•	competition for sources of talent.

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Role of Management

Subsequent to this offering, our CEO will make recommendations to the Compensation Committee for base salary, STI, LTI and any other elements of our compensation program for each NEO (other than the CEO, whose compensation is determined solely by the Compensation Committee). Our CEO will also provide recommendations to the Compensation Committee on other elements of our compensation program for senior executives, including, for example, the design and metrics under our STI and LTI programs. While the Compensation Committee will consider the CEO’s recommendations with respect to the compensation of such NEOs, the Compensation Committee independently evaluates the recommendations and makes all final compensation decisions relating to the NEOs.

In the case of compensation for employees below the most senior level, the Compensation Committee will delegate certain authority to our management to make determinations in accordance with guidelines established by the Compensation Committee.

Elements of Compensation

The components of executive compensation for our NEOs, and the primary objectives of each, are summarized in the chart below:

Compensation Element	Description	Form	Objective
Base salary	Fixed based on level of responsibility, experience, tenure and qualifications	Cash	• Support talent attraction and retention

STI Compensation in the Form of an Annual Incentive Program	Variable based on the achievement of annual financial metrics	Cash	• Link pay and performance • Drive the achievement of short-term business objectives

LTI Compensation	Variable based on the achievement of longer-term goals and stockholder value creation	Cash	• Support talent attraction and retention • Link pay and performance • Drive the achievement of longer-term goals

Other Compensation and Benefits Programs	Employee health, welfare and retirement benefits	Group medical benefits Life and disability insurance 401(k) plan participation Nonqualified Deferred Compensation Plan and the Pactiv Retirement Plan	• Support talent attraction and retention

RCP has been a subsidiary of RGHL, and executive compensation has been set with this in mind. RGHL recognizes that as a result of this offering, RCP will become a stand-alone organization and has adopted programs for RCP that it feels, considering the advice from its consultants, are appropriate for a stand-alone publicly-traded company. Comparisons with the Benchmark Comparison Group (and compensation survey data where applicable) have been undertaken to recognize the increased independence of the NEOs and to adopt compensation programs that are more consistent with the public company market.

Because of the ability of our NEOs to directly influence our overall performance, and consistent with its philosophy of linking pay to performance, the compensation programs will allocate a significant portion of compensation paid to our NEOs to both short-term and long-term performance-based incentive programs. In addition, as an employee’s responsibility and ability to affect our financial results of RCP increases, base salary becomes a relatively smaller component of total compensation while long-term and at-risk incentive compensation becomes a larger component of total compensation. See “—2018 Summary Compensation Table.”

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In conjunction with this offering, target total direct compensation for our NEOs will be composed of the following:

Chief Executive Officer		Other Named Executive Officers
Base Salary	%	Base Salary	%
Short-term incentive	%	Short-term incentive	%
Long-term incentive	%	Long-term incentive	%

Base Salary

Base salaries are set at competitive levels necessary to attract and retain top performing senior executives, including our NEOs, and are intended to compensate senior executives for their job responsibilities and level of experience. RGHL has set a total compensation goal at approximately the 50th percentile of the Benchmark Comparison Group (and, for our Business Unit Presidents, the overall general industry), adjusted to reflect each executive’s individual performance and contributions. Additionally, going forward the Compensation Committee will attempt to set each of the elements of total compensation at or around the 50th percentile of the Benchmark Comparison Group. However, as there were certain elements of compensation not available to RCP when it was wholly-owned by RGHL, such as equity-based compensation, the Compensation Committee recognizes that it will take time before all of the individual elements of total compensation can reach the 50th percentile goal. In certain cases, including when an executive is recruited from another company or where it is otherwise appropriate to retain or incentivize an executive, the base salary may exceed the levels indicated in order to attract, and ultimately retain, the executive.

2018 Annual Incentive Compensation

Our 2018 annual incentive program (“2018 AIP”) provided an opportunity for our senior executives, including our NEOs, to earn an annual incentive, paid in cash, based on the achievement of certain financial targets and strategic priorities.

The table below discloses the annual incentive targets for each NEO under the 2018 AIP.

Name	Incentive Target (%)
Lance Mitchell
Michael Graham
David Bryla Stephan Pace
Craig Cappel

2018 AIP Design

The 2018 AIP was designed to motivate our senior executives to achieve annual financial and other business goals based on our strategic, financial, and operating performance objectives. For our senior executives, including our NEOs, 90% of the payout under the 2018 AIP was determined by Adjusted EBITDA year over year growth (“Adjusted EBITDA Growth”). The remaining 10% was measured by working capital achievements. Based on the combined result for the Adjusted EBITDA Growth and working capital results, a participant could earn up to 200% of the target value. Additionally, an individual’s calculated payout amount could be increased or decreased at management’s discretion to take into account their performance and contribution to RCP.

The Adjusted EBITDA Growth component was calculated on a scale where the threshold payout was 50% of the incentive target upon achievement of 95% Adjusted EBITDA Growth. The percentage payout increases on a non-linear scale with award payouts capped at 200% of target upon achievement of 108% Adjusted EBITDA Growth. The working capital achievements component was based on the achievement of discrete projects.

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Based on Adjusted EBITDA Growth and achievement of working capital targets in 2018, the calculated payment was 89.6% of target, based on the following factors:

Metric	2017 EBITDA Actual ($m)	2018 EBITDA Actual ($m)	Payout Attainment (%)	Weight (%)	Final Payout (%)
Adjusted EBITDA Growth
Working Capital
Total

The actual payments made in respect of the year ended December 31, 2018 for the NEOs are discussed below. Where an adjustment was made to the calculated result, the percentage adjustment and factors included in making such adjustment are also included.

Name	STI Target Percentage (%)	Payment From Annual Incentive Plan ($)	Variation From Calculated Amount (%)	Factors Considered in Making the Adjustment
Lance Mitchell
Michael Graham
David Bryla
Stephan Pace
Craig Cappel

2018 Long-Term Incentive Compensation

A small number of key executives, including the NEOs, participate in a cash-based long-term incentive program (“RGHL LTIP”). Pursuant to the RGHL LTIP, participants receive a grant at the beginning of a three-year performance period that can be earned over such period in annual instalments based upon the attainment of certain Adjusted EBITDA Growth metrics set at the beginning of the period. Each grant will provide for a “Target Opportunity Award” (based on a percentage of base salary) that can be achieved over the three-year period. The performance results achieved in the first year of the three-year period will establish the total amount of the award (which is expressed as a percentage of the Target Opportunity Award) that can be payable over the specified three-year period. If the business does not meet the performance threshold level in the first year, the participant is no longer eligible to earn any amount over the three-year period. If the business meets the threshold in the first year, the participant will receive the first payment, but the second and third payments may be withheld depending on business results in the second and third years.

The 2018 grant was based on Adjusted EBITDA Growth and potential payouts ranged from an award of 25% of the target value for 95% Adjusted EBITDA Growth up to 125% of the target value for 108% Adjusted EBITDA Growth. The actual result of 99.24% Adjusted EBITDA Growth translated to a payout equal to 71.64% of the target value. The first of three installments with respect to the 2018 grant was paid in early 2019. See the “—2018 Summary Compensation Table” section below for the amounts earned in 2018 under grants made in 2016, 2017 and 2018 under the RGHL LTIP.

The below table sets forth the potential payments remaining under the 2017, 2018 and 2019 grants for amounts earned in fiscal year 2019, 2020 and 2021.

Name	2019 Grant Target Value	2018 Grant Target Value	2018 Grant Calculated Award (%)	2018 Grant Calculated Award ($)	2018 Grant 2nd Instalment ($)	2018 Grant 3rd Instalment ($)	2017 Grant 3rd Instalment ($)
Lance Mitchell
Michael Graham
David Bryla
Stephan Pace
Craig Cappel

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We will not issue any new grants under the RGHL LTIP after this offering. A participant is not eligible to receive any award if they are not employed by RCP at the time the award is paid.

Other Compensation—Retirement and Welfare Benefits

The retirement and welfare benefit programs are a necessary element of the total compensation package to ensure a competitive position in attracting and retaining a committed workforce. Participation in these programs is not tied to performance.

Our specific contribution levels to these programs are adjusted annually to maintain a competitive position while considering costs.

•

Employee Savings Plan. All non-union employees in the United States, including our NEOs, are eligible to participate in a tax-qualified retirement savings plan under Section 401(k) of the Code. RGHL makes a 2% non-elective contribution and matching contributions of 100% of the first 6% of an employee’s elective deferral contribution.

•	Pactiv Retirement Plan. Certain employees, including Mr. Bryla, Mr. Pace and Mr. Cappel, have frozen benefits under the Pactiv Retirement Plan, a defined benefit pension plan maintained by Pactiv.

•

Welfare Plans. Our executives are also eligible to participate in our broad-based health and welfare plans (including medical, dental, vision, life insurance and disability plans) upon the same terms and conditions as other employees.

Executive Benefits and Perquisites

RCP employees who are at a designated salary grade or above may defer a portion of their salary and bonus each year into the Reynolds Services Inc. Nonqualified Deferred Compensation Plan, which is a tax deferred plan. The company also makes contributions to this plan mirroring percentage contributions made to the 401(k) plan. This program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. In conjunction with this offering, an identical plan will be created for eligible RCP employees. The amounts deferred are unsecured obligations of RCP, receive no preferential standing, and are subject to the same risks as any of RCP’s other unsecured obligations.

RGHL provides the NEOs with limited perquisites and other personal benefits, including reimbursement of relocation costs. Additionally, RCP purchases tickets to various cultural, charitable, civic, entertainment and sporting events for business development and relationship building purposes, and to maintain its involvement in communities in which RCP operates and its employees live. Occasionally, its employees, including its NEOs, make personal use of tickets that would not otherwise be used for business purposes. Following this offering, the Compensation Committee will periodically review the levels of perquisites and other personal benefits provided to our NEOs. The Compensation Committee intends to maintain only those perquisites and other benefits that it determines to be necessary components of total compensation and that are not inconsistent with stockholder interests.

Attributed costs of the personal benefits described above for our NEOs for the fiscal year ended December 31, 2018 are included in the column entitled “All Other Compensation” of the 2018 Summary Compensation Table.

Compensation Programs Following this Offering

RGHL has established STI and LTI programs for RCP for fiscal year 2020. The STI program will allow participants, including the NEOs, to earn a cash awards (determined as a percentage of the participant’s base salary) based on RCP’s attainment of Adjusted EBITDA (90%) and working capital (10%) goals in fiscal year 2020. The targets and threshold levels for these performance metrics will be set by the Compensation Committee in the                      fiscal quarter of 20    .

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We believe that a significant portion of each senior executive’s compensation should be dependent on long-term value created for our stockholders. In conjunction with this offering, RGHL implemented an LTI program, which is designed to align the awards for the senior executives with the results achieved for stockholders. The LTI program for 2020 consists of restricted stock awards and performance share awards. The restricted stock will generally vest over a three-year period, with 1/3 vesting each year. The performance shares will be earned at the end of a three-year period based on the attainment of specified performance metrics, which include earnings per share and Adjusted EBITDA, over the three-year period. The target and threshold levels for these performance metrics will be set by the Compensation Committee in the                      fiscal quarter of 20    .

Employment Agreements with the NEOs

Mr. Mitchell entered into an amended and restated employment agreement with Reynolds Consumer Products LLC on July 8, 2019. Messrs. Cappel, Graham and Pace also each entered into employment agreements with Reynolds Consumer Products LLC on July 8, 2019. Such employment agreements generally provide for base salary, STI compensation opportunity and LTI compensation opportunity and certain other benefits, including severance entitlements. These agreements, along with any additional agreements with our NEOs, are described under the heading “—Employment and Other Agreements” below. The consequences of their termination of employment, whether or not in connection with a “change in control,” are described below in “Potential Payments Upon Termination or Change in Control.”

Tax and Accounting Implications

Tax Considerations of Our Executive Compensation

Section 162(m) of the Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million. The existing regulations under Section 162(m) will provide us, as a new publicly-traded company, transition relief from the $1 million deduction limitation until our first stockholders meeting at which directors are elected in the year that is three years following the closing of this offering. However, the IRS has requested comments from interested stakeholders on the application of Section 162(m) to new publicly-traded companies in light of the Tax Cuts and Jobs Act, which was passed at the end of 2017, and which made significant changes to Section 162(m). It is possible that the IRS might narrow or eliminate the transition relief.

Following this offering, our Compensation Committee intends to monitor regulatory developments and consider the potential effects of Section 162(m) of the Code on the deductibility of compensation paid to our executives. Although our Compensation Committee is mindful of the benefits of tax deductibility when determining executive compensation, we may approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for our executive officers.

Accounting for Our Stock-Based Compensation

We will account for stock-based payments, including grants under each of our equity compensation plans in accordance with the requirements of FASB ASC Topic 718.

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2018 Summary Compensation Table

The following table sets forth information concerning the compensation paid to our NEOs during our fiscal year ended December 31, 2018.

Name	Year	Salary ($)	Non-Equity Incentive Plan Compensation (1) ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings (2) ($)	All Other Compensation (3) ($)	Total ($)
Lance Mitchell	2018
Michael Graham	2018
David Bryla	2018
Stephan Pace	2018
Craig Cappel	2018

(1)

In 2018, the company operated an annual incentive plan and a long term non-equity incentive compensation plan as described more fully above in the section entitled “—Elements of Compensation.” Awards under the annual incentive plan in respect of the 2018 year were as follows:

Name	Payment From Annual Incentive Plan ($)
Lance Mitchell
Michael Graham
David Bryla
Stephan Pace
Craig Cappel

The balance of the amounts reported under the Non-Equity Incentive Plan Compensation column represents amounts earned in 2018 under grants made in 2016, 2017 and 2018 under the LTIP. These amounts are calculated on the following basis:

Name	2018 Grant 1st Instalment ($)	2017 Grant 2nd Instalment ($)	2016 Grant 3rd Instalment ($)	Total ($)
Lance Mitchell
Michael Graham
David Bryla
Stephan Pace
Craig Cappel

(2)

Mr. Bryla, Mr. Pace, and Mr. Cappel receive benefits under the Pactiv Retirement Plan. In 2018, there was a decrease in the value of plan benefits for Mr. Pace and Mr. Cappel, so these values are reported as $0. There was no aggregate earnings or interest on the Reynolds Services, Inc. Nonqualified Deferred Compensation Plan.

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(3)	The company makes contributions to the 401(k) plan and Reynolds Services, Inc. Nonqualified Deferred Compensation Plan. The applicable amounts for the 2018 year were:

Name	Contributions To 401(k) Plan ($)	Contributions To Nonqualified Deferred Compensation Plan ($)
Lance Mitchell
Michael Graham
David Bryla
Stephan Pace
Craig Cappel

Other benefits reported under All Other Compensation include group life insurance and wellness credits.

Health and welfare benefits are not reported to the extent these benefits are generally available to all other salaried and non-union hourly employees.

2018 Grants of Plan-Based Awards

The following table sets forth information concerning grants of plan-based awards made to the NEOs named in the 2018 Summary Compensation Table during our fiscal year ended December 31, 2018.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
		Threshold ($)	Target ($)	Maximum ($)
Lance Mitchell
Michael Graham
David Bryla
Stephan Pace
Craig Cappel

There have been no equity-based compensation programs, and consequently there were no outstanding equity awards as of December 31, 2018. We intend to adopt, subject to the approval of our shareholders, the 2020 incentive award plan in connection with this offering.

2018 Pension Benefits

The following table sets forth information with respect to each plan that provides for payments or other benefits at, following, or in connection with retirement.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Lance Mitchell	—
Michael Graham	—
David Bryla	Pactiv Retirement Plan
Stephan Pace	Pactiv Retirement Plan
Craig Cappel	Pactiv Retirement Plan

Mr. Bryla, Mr. Pace and Mr. Cappel have legacy entitlements under the Pactiv Retirement Plan, an ERISA-qualified defined benefit plan maintained by Pactiv.

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2018 Nonqualified Deferred Compensation

The following table sets forth information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Name	Executive Contributions in Last FY ($)	Reynolds Consumer Products Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FY ($)
Lance Mitchell
Michael Graham
David Bryla
Stephan Pace
Craig Cappel

Potential Payments Upon Termination or Change in Control

The following table sets forth the expected benefits to be received by each NEO in each of the following termination scenarios. This table assumes a termination date of December 31, 2018, the last business day of the year. The receipt of benefits is generally subject to executing and not revoking a release of claims. Other relevant assumptions and explanations are set forth in the footnotes following the table.

Termination without Cause or for Good Reason Whether or Not in Connection with a Change in Control

Lance Mitchell
Cash
Other Benefits(1)

Michael Graham
Cash
Other Benefits

David Bryla
Cash
Other Benefits

Stephan Pace
Cash
Other Benefits

Craig Cappel
Cash
Other Benefits

(1)

If Mr. Mitchell’s employment is terminated by us without cause, he and his eligible family members are entitled to continue to receive benefits under (or benefits comparable to) RGHL’s medical, dental and disability insurance programs.

Employment and Other Agreements

On July 8, 2019, we entered into employment agreements with Messrs. Mitchell, Graham and Cappel and on July 18, 2019, we entered into an employment agreement with Mr. Pace, which are summarized below.

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Messrs. Mitchell, Graham, Pace and Cappel also all entered into agreements dated July 8, 2019, wherein they are entitled to transaction bonuses if this offering is completed or if there is a sale of the business, each a “Triggering Event,” by June 30, 2020. Subject to not voluntarily leaving their employment prior to the payment date, 50% of the transaction bonus (the amount of which varies based upon whether the Triggering Event is the closing of this offering or a sale of the business) will be paid 30 days after the applicable Triggering Event and the remaining 50% will be paid six months after the applicable Triggering Event.

Messrs. Mitchell, Graham, Pace and Cappel also entered into retention agreements wherein they are eligible to receive both cash and restricted stock subject to certain vesting requirements as described more fully below in the section entitled “—Executive Retention Plan.”

Mr. Mitchell

Pursuant to Mr. Mitchell’s employment agreement, he receives a base salary of $             and a target annual incentive opportunity equal to         % of his base salary.

Termination of Employment

If Mr. Mitchell is terminated without “cause,” as such term is defined in his employment agreement, he is entitled to 12 months of his base salary plus a prorated target annual bonus. In addition, if within 12 months following a Sale of Business, Mr. Mitchell is terminated without cause or resigns following a material reduction in his remuneration or scope of duties, Mr. Mitchell is entitled to 24 months of base salary plus a prorated target annual bonus. Mr. Mitchell and his eligible dependents will also be eligible for COBRA continuation coverage for 12 months following a termination without cause whether or not in connection with a Sale of Business.

Restrictive Covenants

Mr. Mitchell is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Mr. Graham

Pursuant to Mr. Graham’s employment agreement, he receives a base salary of $             and a target annual incentive opportunity equal to         % of his base salary.

Termination of Employment

If Mr. Graham is terminated without “cause,” as such term is defined in his employment agreement, he is entitled to 12 months of his base salary. In addition, if within 12 months following a Sale of Business, Mr. Graham is terminated without cause or resigns following a material reduction in his remuneration or scope of duties, Mr. Graham is entitled to 24 months of base salary plus a prorated target annual bonus. Mr. Graham and his eligible dependents will also be eligible for COBRA continuation coverage for 12 months following a termination without cause whether or not in connection with a Sale of Business.

Restrictive Covenants

Mr. Graham is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Mr. Pace

Pursuant to Mr. Pace’s employment agreement, he receives a base salary of $             and a target annual incentive opportunity equal to         % of his base salary.

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Termination of Employment

If Mr. Pace is terminated without “cause,” as such term is defined in his employment agreement, he is entitled to 12 months of his base salary. In addition, if within 12 months following a Sale of Business, Mr. Pace is terminated without cause or resigns following a material reduction in his remuneration or scope of duties, Mr. Pace is entitled to 24 months of base salary plus a prorated target annual bonus. Mr. Pace and his eligible dependents will also be eligible for COBRA continuation coverage for 12 months following a termination without cause whether or not in connection with a Sale of Business.

Restrictive Covenants

Mr. Pace is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Mr. Cappel

Pursuant to Mr. Cappel’s employment agreement, he receives a base salary of $             and a target annual incentive opportunity equal to         % of his base salary.

Termination of Employment

If Mr. Cappel is terminated without “cause,” as such term is defined in his employment agreement, he is entitled to 12 months of his base salary. In addition, if within 12 months following a Sale of Business, Mr. Cappel is terminated without cause or resigns following a material reduction in his remuneration or scope of duties, Mr. Cappel is entitled to 24 months of base salary plus a prorated target annual bonus. Mr. Cappel and his eligible dependents will also be eligible for COBRA continuation coverage for 12 months following a termination without cause whether or not in connection with a Sale of Business.

Restrictive Covenants

Mr. Cappel is subject to customary restrictive covenants, including non-competition and non-solicitation covenants during his employment and for one year following termination of employment for any reason.

Executive Retention Plan

RGHL has approved a cash and equity retention plan applicable to RCP’s NEOs and certain other key executives. The retention plan was implemented to further ensure leadership continuity, and its objectives are to retain executives through this offering and beyond. Awards under the retention plan are payable in cash and equity based on the criteria set forth below.

Cash Retention Plan: The retention plan is paid in one, two or three instalments. If the executive resigns or is terminated for cause before the end of the retention period, the executive must repay any instalments which have already been paid to him or her.

Restricted Stock: In conjunction with this offering, RCP will issue restricted stock on the offer date to the NEOs and certain other persons. Contingent upon the closing of a successful offering, vesting for the restricted stock will occur over a three year period with 1/3 vesting after 12 months, 1/3 vesting after 24 months and 1/3 vesting after 36 months. Each of these executives must be an employee of RCP or one of its affiliates on the applicable vesting date to receive these shares.

2018 Director Compensation

Our directors did not receive any additional compensation for their service in their capacity as a director in the year ended December 31, 2018. Following the closing of this offering, we intend to implement a new director compensation program, the terms of which have not yet been determined.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”

Historical Transactions with RGHL Group

Prior to this offering, we have operated as part of RGHL Group’s broader corporate organization rather than as a public company. RGHL Group has performed or supported various corporate services for us, and we have engaged in various transactions with RGHL Group. The previous arrangements we had with RGHL Group are described below.

Supply, Warehousing and Transportation Arrangements with Pactiv

We have arrangements with Pactiv, a member of RGHL Group, pursuant to which we sell products to Pactiv, primarily aluminum foil and aluminum foil containers. For the years ended December 31, 2018, 2017 and 2016, revenues from products sold to Pactiv were $161 million, $148 million and $143 million, respectively. In addition, we have arrangements whereby Pactiv sells products to us, primarily tableware. For the years ended December 31, 2018, 2017 and 2016, the costs of products purchased from Pactiv were $511 million, $492 million and $494 million, respectively.

We have arrangements to store certain of our finished goods in warehouses leased and operated by Pactiv, and we have stored certain of Pactiv’s finished goods in our warehouses. In addition, Pactiv has historically provided us with transportation services, including scheduling and coordinating truck deliveries, managing carrier agreements and relationships, claims management and other related transportation services, such as mixing and loading our products, together with products made by Pactiv for us, for shipment. For the years ended December 31, 2018, 2017 and 2016, Pactiv charged us freight and warehousing costs of $143 million, $120 million and $117 million, respectively. For the years ended December 31, 2018, 2017 and 2016, we charged Pactiv warehousing costs of $2 million each year.

Defined Benefit Plans

Prior to December 1, 2016, certain of our employees participated in a defined benefit plan that we sponsored. On November 30, 2016, this plan was merged into another defined benefit plan within RGHL Group and the future obligations under this plan became the responsibility of RGHL Group. As a result of this merger, we recorded a settlement loss of $9 million, which represented the release of the accumulated other comprehensive income balance attributable to the plan obligations as of the date of the merger.

Starting December 1, 2016, certain of our employees participated in a defined benefit plan sponsored by RGHL Group. We recorded expense of $3 million in cost of sales for each of the years ended December 31, 2018 and 2017 relating to our employees’ participation in this RGHL Group sponsored plan.

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Administrative Services and Lease

We have historically relied on RGHL Group to provide certain administrative services, including executive management, human resources, procurement, finance, legal, tax and information technology services and use of space in our headquarters building in Lake Forest, Illinois. Total costs allocated to us for these functions were $40 million, $37 million and $39 million for the years ended December 31, 2018, 2017 and 2016, respectively. These amounts also include allocations of a portion of a related party management fee incurred by RGHL Group of $10 million, $10 million and $13 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Intercompany Indebtedness

We have entered into various interest-bearing lending arrangements with RGHL Group. During the years ended December 31, 2018, 2017 and 2016 we incurred borrowings of $338 million, $416 million and $634 million, respectively, from RGHL Group and repaid borrowings of $314 million, $456 million and $261 million, respectively. During the years ended December 31, 2018, 2017 and 2016 we advanced loans of $537 million, $508 million and $650 million, respectively, to RGHL Group and received repayments of $65 million, $200 million and $109 million, respectively. In addition to these amounts, during the year ended December 31, 2016, $162 million of non-current related party receivables was settled by offsetting the balance against our current income taxes payable.

During the year ended December 31, 2016, we incurred $1,350 million of additional borrowings under the RGHL Group Credit Agreement. The cash associated with these additional borrowings, net of $16 million in non-lender fees, was received directly by RGHL Group which resulted in an offsetting reduction in related party borrowings owing to RGHL Group.

The weighted average contractual interest rate related to our related party borrowings as of December 31, 2018, 2017 and 2016, was 6.00%, 6.28% and 6.79%, respectively. The weighted average contractual interest rate related to our non-current related party receivables as of December 31, 2018, 2017 and 2016, was 2.92%, 1.67% and 0.95%, respectively.

In June 2019, related party receivables were used to reduce the balances outstanding under various related party borrowings. As a result, prior to the Corporate Reorganization, we had borrowings due to RGHL Group, which as of June 30, 2019 were $2,228 million, bear interest at rates of 1% to 3% per annum and mature in 2022 and thereafter.

Contributions of Property, Plant and Equipment

During the years ended December 31, 2018, 2017, and 2016, property, plant and equipment related to our Hefty Tableware segment of $17 million, $5 million and $4 million, respectively, were contributed to us by RGHL Group.

Transactions to be Entered into in Connection with this Offering

Transition Services Agreements

In connection with this offering, we will enter into the RGHL TSA whereby RGHL Group will continue to provide certain administrative services to us, including information technology service; accounting, treasury, financial reporting and transaction support; human resources; procurement; tax, legal and compliance related services; and other corporate services. These services will be consistent with administrative services provided to us by RGHL Group prior to this offering and the charges will be at cost. In addition, we will provide certain services to RGHL Group under the RGHL TSA, consistent with services provided by us to RGHL Group prior to this offering, which will also be charged at cost; and at each other’s request, certain tax, financial and other information will be provided to enable preparation of tax and financial reports of the respective parties and for other business purposes.

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Also, in connection with this offering, we will enter into the Rank TSA whereby, upon our request, Rank will provide certain administrative services to us, including accounting, financial reporting, insurance procurement support and other tax, legal and related services, to be charged at an agreed hourly rate. In addition, we will provide, at Rank’s request, certain historical tax and financial information to enable Rank to prepare certain of its tax and financial reports.

The services provided under the RGHL TSA and the Rank TSA (excluding the provision of information) will terminate within 24 months, as specified in each of these agreements. The party receiving services may terminate certain specified services by giving prior written notice in accordance with the terms of the RGHL TSA and the Rank TSA, as applicable.

Plant and Asset Transfers

Prior to the closing of this offering, the ownership or lease of certain plants, warehouses, equipment (including manufacturing lines), information technology assets, and inventory, will be transferred to us from RGHL Group at net book value in an amount totaling $             million. Further, we will be transferring to RGHL Group certain equipment (including manufacturing lines). While the assets have been reflected in our historical combined financial statements included elsewhere in this prospectus, the cash payable to RGHL Group for these transfers will remain on our balance sheet until the transfers become effective on November 1, 2019.

Leases with Pactiv

We lease our corporate headquarters in Lake Forest, Illinois from Pactiv. We occupy approximately 70,000 square feet at market rent with a term of five years, with one five year renewal option. We also lease approximately              square feet in Pactiv’s Canandaigua, NY facility for certain research and development activities. The Canandaigua lease is at market rent and has a term of          years. We have the right to terminate the lease after          years.

Supply, Warehousing and Transportation Agreements with Pactiv

We will enter into supply agreements to continue selling products to and buying products from Pactiv, as described above. These agreements will expire on December 31, 2024. Certain of the products we manufacture and sell to Pactiv are made using equipment in our plants that is owned by Pactiv, and certain of the products that Pactiv manufactures and sells to us are made using equipment in Pactiv’s plants that is owned by us. Under the supply agreements, we and Pactiv agree to maintain the other party’s equipment that is in such party’s plants, provided that any required capital expenditures related to such equipment are the equipment owner’s responsibility. At the end of the term of each of the supply agreements, the relevant equipment owner can remove its equipment or sell it to the other party for $1.00.

We will enter into a warehousing agreement with Pactiv to continue storing many of our finished goods in warehouses operated by Pactiv. The term of the warehouse agreement varies by location and will not exceed three years. The warehousing agreement provides that we and Pactiv will cooperate and negotiate in good faith with respect to possible renewals as such terms expire.

The prices and other terms of these agreements were negotiated on what we believe to be an arm’s-length basis. Upon the expiration of these agreements we will be required to renegotiate such agreements with Pactiv on mutually agreeable terms, or enter into other arrangements for such shared space or services (either by performing such services through our employees or contracting with other providers) or for the supply or sale of such products.

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Tax Matters Agreement

Allocation of taxes

In connection with the distributions to be effected as part of the Corporate Reorganization, we and RGHL Group will enter into a Tax Matters Agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, we will be responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) (i) imposed with respect to tax returns that include only us and/or any of our subsidiaries for any periods or portions thereof and (ii) imposed with respect to tax returns filed on a consolidated, combined, unitary or similar basis that include both us and/or any of our subsidiaries, on the one hand, and a member of RGHL Group, on the other hand, to the extent such taxes are attributable to our businesses for any periods or portions thereof after the closing of this offering.

Neither party’s obligations under the Tax Matters Agreement will be limited in amount or subject to any cap. The Tax Matters Agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the Tax Matters Agreement will provide for cooperation and information sharing with respect to tax matters.

RGHL Group will generally be responsible for preparing and filing any tax return that includes a member of RGHL Group, including those that also include us and/or any of our subsidiaries. We will generally be responsible for preparing and filing any tax returns that include only us and/or any of our subsidiaries.

The party responsible for preparing and filing any tax return will generally have primary authority to control tax contests related to any such tax return. We will generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries.

Preservation of the tax-free status of the distributions

Pursuant to the Tax Matters Agreement, we will also agree to certain covenants that contain restrictions intended to preserve the tax-free status of the distributions to be effected as part of the Corporate Reorganization. We may take certain actions prohibited by these covenants only if we obtain and provide to RGHL an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case reasonably satisfactory to RGHL, to the effect that such action would not jeopardize the tax-free status of these transactions, or if we obtain prior written consent of RGHL, in its sole and absolute discretion, waiving such requirement. We will be barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free status of these distributions, for all relevant time periods. In addition, during the time period ending two years after the date of the distributions to be effected as part of the Corporate Reorganization, these covenants will include specific restrictions on our:

•	discontinuing the active conduct of our trade or business;

•

issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements) in excess of 25% of our then-outstanding shares of common stock, in the aggregate;

•

amending our certificate of incorporation (or other organizational documents) or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock;

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction which would cause us to undergo a 50% or greater change in our stock ownership.

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We will generally agree to indemnify members of RGHL Group against any and all tax-related liabilities incurred by them relating to these distributions to the extent caused by any action undertaken by us. This indemnification will apply even if RGHL has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Policies and Procedures for Transactions with Related Parties

In connection with this offering, we have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the approval or ratification of our audit committee or other independent body of our board of directors. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our audit committee or other independent body of our board for review, consideration and approval. In approving or rejecting any such proposal, our audit committee or other independent body of our board is to consider the relevant facts of the transaction, including the risks, costs and benefits to us and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of                 , 2019 (as adjusted to give effect to the Corporate Reorganization), by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our Class A common stock and Class B common stock;

•	each of the directors and NEOs individually; and

•	all directors and executive officers as a group.

The number of shares of common stock outstanding after this offering includes                  shares of Class A common stock being offered for sale by us in this offering,                  shares of Class A common stock to be issued as part of the IPO Grants, and assumes no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address for each listed stockholder is: c/o Reynolds Consumer Products Inc., 1900 W. Field Court, Lake Forest, Illinois, 60045. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering				Shares Beneficially Owned After the Offering(1)
	Class A Common Stock		Class B Common Stock		Class A Common Stock		Class B Common Stock
Name and Address of Beneficial Owner	Number	%	Number	%	Number	%	Number	%
5% Stockholders
PFL(2)	—	—		100%	—	—		100%
Executive Officers
Lance Mitchell	—	—	—	—			—	—
Michael Graham	—	—	—	—			—	—
Francis Arseneault	—	—	—	—			—	—
Stephan Pace	—	—	—	—			—	—
Craig Cappel	—	—	—	—			—	—
Rachel Bishop	—	—	—	—			—	—
Judith Buckner	—	—	—	—			—	—
Directors

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)

PFL is a direct wholly-owned subsidiary of PHL, which is wholly-owned by Mr. Graeme Hart. The principal business address of PFL, PHL and Mr. Graeme Hart is c/o Rank Group Limited, Floor 9, 148 Quay Street, Auckland, 1010 New Zealand.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Upon the closing of this offering, our amended and restated certificate of incorporation and bylaws will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Following the closing this offering, our authorized capital stock will consist of                  shares of Class A common stock, par value $0.001 per share,                  shares of Class B common stock, par value $0.001 per share and                  shares of preferred stock, par value $0.001 per share.

Class A and B Common Stock

Common stock outstanding. Prior to the closing of this offering (after giving effect to the Corporate Reorganization) there were no shares of Class A common stock outstanding and                  shares of Class B common stock outstanding which were held of record by one stockholder. Upon closing of this offering, there will be                  shares of Class A common stock and                  shares of Class B common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, after giving effect to the sale of the shares of common stock offered hereby and the IPO Grants. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Voting rights. The holders of our Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders.

Dividend rights. Holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. The holders of Class A common stock and Class B common stock are entitled to receive equally, identically and ratably such dividends, if any. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of the Company, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock.

Other rights. Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, after the closing of this offering, each share of Class B common

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stock, will convert automatically into one share of Class A common stock upon the sale or transfer of such share of Class B common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect upon the closing of this offering, including transfers to affiliates of the initial holder of the Class B common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock when the total number of shares of Class B common stock outstanding represent less than 10% of the total combined number of shares of Class A common stock and Class B common stock outstanding.

Once transferred and converted into Class A common stock, such Class A common stock may not be converted back to Class B common stock. No Class B common stock is authorized to be issued after the closing of this offering except pursuant to any stock split.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors will consist of between five and eleven directors. The exact number of directors will be fixed from time to time by resolution of the board. Upon the closing of this offering, our board of directors will consist of seven directors. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a board resolution approved by a majority of the remaining directors in office.

Staggered Board

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our board of directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in                 ,             and                 , respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors. An election of the directors shall be determined by a plurality of votes cast by the stockholders entitled to vote on the election. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

Limits on Written Consents

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that from and after the date on which PFL (together with all other entities beneficially owned by Mr. Graeme Hart) no longer beneficially owns more than 50% of the combined voting power of both classes of our outstanding common stock, holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

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Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may be called only by our Chief Executive Officer, the chairman of our board of directors, a majority of the directors, and stockholders holding 50% of the combined voting power of both classes of our outstanding common stock (which ability of stockholders to call special meetings will terminate once PFL (together with all other entities beneficially owned by Mr. Graeme Hart) beneficially owns less than 50% of the combined voting power of both classes of our outstanding common stock). Our amended and restated certificate of incorporation and our amended and restated bylaws will specifically deny any power of any other person to call a special meeting.

Amendment of Certificate of Incorporation

The provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock, voting together as a single class, for as long as PFL (together with all other entities beneficially owned by Mr. Graeme Hart) beneficially owns more than 50% of the combined voting power of both classes of our outstanding common stock. From and after the date on which PFL (together with all other entities beneficially owned by Mr. Graeme Hart) no longer beneficially owns more than 50% of the combined voting power of both classes of our outstanding common stock, the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of common stock will be required to amend provisions of our amended and restated certificate of incorporation.

Amendment of Bylaws

Our amended and restated bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•

the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose; or

•

the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock, voting together as a single class for as long as PFL (together with all other entities beneficially owned by Mr. Graeme Hart) beneficially owns more than 50% of the combined voting power of both classes of our outstanding common stock. From and after the date on which PFL (together with all other entities beneficially owned by Mr. Graeme Hart) no longer beneficially owns more than 50% of the combined voting power of both classes of our outstanding common stock, the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding shares of common stock will be required to amend provisions of our bylaws.

Other Limitations on Stockholder Actions

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

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Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

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Our amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or

•	any action asserting a claim governed by the internal affairs doctrine.

In each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Further, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Delaware Business Combination Statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon the closing of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

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Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

We have applied to list the common stock on the                under the symbol “REYN.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is                 .

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

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MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions of cash or other property will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA”), you will be required to provide a properly executed applicable IRS Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

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Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as of gross proceeds of dispositions of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

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Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering and the issuance of the IPO Grants, we will have                  shares of Class A common stock outstanding and                  shares of Class B common stock outstanding assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, the                  shares of Class A common stock, or                  shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The shares of Class A common stock issued pursuant to the IPO Grants will be subject to vesting conditions. The remaining                  shares of Class B common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.

After 180 days from the date of this prospectus (subject to volume limitations).

At various times after 180 days from the date of this prospectus (subject to volume limitations).

Rule 144

In general, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

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Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Class A common stock subject to issuance under our 2020 incentive award plan and the IPO Grants, which will be adopted in connection with this offering. We expect to file this registration statement as promptly as possible after the completion of this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to vesting or transfer restrictions that may be applicable to such awards. We expect that the registration statement on Form S-8 relating to the IPO Grants and our 2020 incentive award plan, which will be adopted in connection with this offering, will cover approximately              shares of Class A common stock.

Registration Rights

In connection with this offering, we will enter into an agreement that will provide that PFL will be entitled to various rights with respect to the registration of the offer and sale of the shares it holds under the Securities Act. If the offer and sale of these shares is registered, these shares will become freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Lock-up Agreements

We, our directors, our executive officers and PFL have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of                     . See “Underwriting” for a description of the lock-up agreements applicable to our shares.

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UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom                      are acting as representatives, the following respective number of shares of Class A common stock:

Name	Number of Shares

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in this offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted the underwriters a 30-day option to purchase on a pro rata basis up to             additional shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $        per share. The underwriters and selling group members may allow a discount of $        per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to brokers/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses we will pay.

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of                      for a period of 180 days after the date of this prospectus.

Our executive officers and directors and PFL have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of

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these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of                      for a period of 180 days after the date of this prospectus.

We have applied to list our shares of Class A common stock on the                 , under the symbol “REYN.”

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives and will not necessarily reflect the market price of the Class A common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the Class A common stock will trade in the public market subsequent to this offering or that an active trading market for the Class A common stock will develop and continue after this offering.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

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These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                 or otherwise and, if commenced, may be discontinued at any time.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no securities have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to prospective investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been

144

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary securities may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(i)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the ‘‘SFA’’),

(ii)	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

145

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities. The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the securities shall be deemed to be made to such recipient and no applications for such securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

146

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the issuance of the shares of capital stock offered hereby and certain legal matters in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP.

EXPERTS

The financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a result of this offering, we will be required to file periodic reports and other information with the SEC. We also maintain a website at www.reynoldsconsumerproducts.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

We intend to make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

147

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Combined Financial Statements

For the Years Ended December 31, 2018, 2017 and 2016

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Combined Financial Statements

F-1

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

The changes to the reportable segments of the Reynolds Consumer Group that occurred in June 2019, described in Note 13 to the combined financial statements, have not been included in a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) covering a period in which the change occurred. Once a set of US GAAP financial statements that reflect the new segments are issued, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

August 28, 2019

“Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Reynolds Consumer Group, which is comprised of the Reynolds Consumer Products segment of Reynolds Group Holdings Limited, (the “Company”) as of December 31, 2018 and 2017, and the related combined statements of income, of comprehensive income, of equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the combined financial position of the Reynolds Consumer Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Subsequent Event

As discussed in Note 15 to the combined financial statements, the Company settled significant related party balances with Reynolds Group Holdings Limited and its subsidiaries in June 2019.

Chicago, Illinois

August 28, 2019, except for the effects of the segment change described in Note 13, as to which the date is      .

We have served as the Company’s auditor since 2015.”

F-2

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Combined Statements of Income

For the Years Ended December 31

(in millions)

	2018	2017	2016
Net revenues	$2,981	$2,809	$2,792
Related party net revenues	161	148	143

Total net revenues	3,142	2,957	2,935
Cost of sales	(2,310)	(2,095)	(2,048)

Gross profit	832	862	887
Selling, general and administrative expenses	(288)	(294)	(325)
Other expense, net	(31)	(28)	(28)

Income from operations	513	540	534
Non-operating expense, net	—	—	(10)
Interest expense, net	(280)	(322)	(391)

Income before income taxes	233	218	133
Income tax (expense) benefit	(57)	84	(54)

Net income	$176	$302	$79

See accompanying notes to the combined financial statements.

F-3

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Combined Statements of Comprehensive Income

For the Years Ended December 31

(in millions)

	2018	2017	2016
Net income	$176	$302	$79
Other comprehensive income, net of income taxes:
Currency translation adjustment	(2)	2	—
Postretirement benefit plans	3	(1)	4

Other comprehensive income, net of income taxes	1	1	4

Comprehensive income	$177	$303	$83

See accompanying notes to the combined financial statements.

F-4

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Combined Balance Sheets

As of December 31

(in millions)

	2018	2017
Assets
Cash and cash equivalents	$23	$23
Accounts receivable, net	16	9
Other receivables	12	12
Related party receivables	30	64
Inventories	429	371
Other current assets	6	8

Total current assets	516	487
Property, plant and equipment, net	464	424
Goodwill	1,879	1,879
Intangible assets, net	1,155	1,186
Related party receivables	2,401	1,929
Other assets	6	6

Total assets	$6,421	$5,911

Liabilities
Accounts payable	$136	$121
Related party payables	268	245
Related party accrued interest payable	576	367
Current portion of long-term debt	21	21
Current portion of related party borrowings	250	3,610
Income taxes payable	11	7
Accrued and other current liabilities	123	111

Total current liabilities	1,385	4,482
Long-term debt	2,009	2,028
Long-term related party borrowings	3,700	317
Deferred income taxes	296	320
Long-term postretirement benefit obligation	44	49
Other liabilities	14	13

Total liabilities	$7,448	$7,209

Commitments and contingencies (Note 10)
Equity (deficit)
Net Parent deficit	(1,034)	(1,304)
Accumulated other comprehensive income	7	6

Total equity (deficit)	(1,027)	(1,298)

Total liabilities and equity (deficit)	$6,421	$5,911

See accompanying notes to the combined financial statements.

F-5

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Combined Statements of Equity (Deficit)

(in millions)

	Net Parent (Deficit)	Accumulated Other Comprehensive Income	Total Equity (Deficit)
Balance as of December 31, 2015	$(1,641)	$1	$(1,640)
Net income	79	—	79
Other comprehensive income, net of income taxes	—	4	4
Net transfers (to) from Parent	40	—	40

Balance as of December 31, 2016	$(1,522)	$5	$(1,517)
Net income	302	—	302
Other comprehensive income, net of income taxes	—	1	1
Net transfers (to) from Parent	(84)	—	(84)

Balance as of December 31, 2017	$(1,304)	$6	$(1,298)
Adoption of new accounting principle	(5)	—	(5)
Net income	176	—	176
Other comprehensive income, net of income taxes	—	1	1
Net transfers (to) from Parent	99	—	99

Balance as of December 31, 2018	$(1,034)	$7	$(1,027)

See accompanying notes to the combined financial statements.

F-6

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Combined Statements of Cash Flows

For the Years Ended December 31

(in millions)

	2018	2017	2016
Cash provided by (used in) operating activities
Net income	$176	$302	$79
Adjustments to reconcile net income to operating cash flows:
Depreciation and amortization	87	90	97
Deferred income taxes	(22)	(158)	(3)
Unrealized losses (gains) on derivatives	14	(4)	(8)
Non-cash portion of employee benefit obligations	1	2	15
Other non-cash items, net	—	12	23
Change in assets and liabilities:
Accounts receivables, net	(7)	44	4
Other receivables	—	(5)	(5)
Related party receivables	34	(31)	(13)
Inventories	(65)	(78)	(15)
Accounts payable	16	(4)	5
Related party payables	22	(7)	64
Related party accrued interest payable	210	185	79
Income taxes payable	71	67	54
Accrued and other current liabilities	(4)	(19)	19
Other assets and liabilities	—	2	1
Employee benefit obligations, net	(3)	(3)	(3)

Net cash provided by operating activities	530	395	393

Cash provided by (used in) investing activities
Acquisition of property, plant and equipment	(82)	(56)	(43)
Advances to related parties	(537)	(508)	(650)
Repayments from related parties	65	200	109

Net cash used in investing activities	(554)	(364)	(584)

Cash provided by (used in) financing activities
Long-term debt repayments	(21)	(21)	(167)
Advances from related parties	338	416	617
Repayments to related parties	(314)	(453)	(255)
Deferred financing transaction costs on long-term debt	—	—	(8)
Net transfers from (to) Parent	21	18	(5)
Other	—	—	(2)

Net cash provided by (used in) financing activities	24	(40)	180

Cash and cash equivalents:
Increase (decrease) in cash and cash equivalents	—	(9)	(11)
Balance as of beginning of the year	23	32	43

Balance as of end of the year	$23	$23	$32

Cash paid:
Interest - long-term debt	99	85	51
Interest - related party borrowings	24	61	207
Income taxes	8	7	3

Significant non-cash investing and financing activities

Refer to Note 14 - Related Party Transactions for details of significant non-cash investing and financing activities.

See accompanying notes to the combined financial statements.

F-7

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Note 1 - Description of Business and Basis of Presentation

Description of Business:

Reynolds Consumer Group (“we”, “us” or “our”) comprises the business that has been reported as the Reynolds Consumer Products segment in the consolidated financial statements of Reynolds Group Holdings Limited (“RGHL”) and its subsidiaries (collectively, “RGHL Group” or the “Parent”).

We produce and sell products across three broad categories: cooking products, waste & storage products and tableware. We sell our products under brands such as Reynolds® and Hefty®, and also under store brands. Our product portfolio includes aluminum foil, wraps, disposable bakeware, trash bags, food storage bags and disposable tableware. We report four business segments: Reynolds Cooking & Baking; Hefty Waste & Storage; Hefty Tableware; and Presto Products.

Basis of Presentation:

We have historically operated as part of RGHL Group and not as a stand-alone entity. Our combined financial statements present the results of operations, financial position and cash flows prepared on a stand-alone basis and have been derived from the consolidated financial statements and accounting records of RGHL Group. All revenues and costs as well as assets and liabilities that are either legally attributable to us or directly associated with our business activities are included in our combined financial statements. Intercompany transactions, profits and balances between our combined entities have been eliminated. Our combined financial statements include Reynolds Consumer Products Inc., the entity whose shares will be issued to the public. Our combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Our combined statements of income include allocations of certain expenses for services provided by RGHL Group, including, but not limited to, general corporate expenses related to group wide functions including executive management, finance, legal, tax, information technology and a portion of a related party management fee incurred by RGHL Group. Total costs allocated to us for these functions were $40 million, $37 million and $39 million for the years ended December 31, 2018, 2017 and 2016, respectively, and were primarily included in selling, general and administrative expenses in our combined statements of income. These amounts include costs of $21 million, $20 million and $23 million for the years ended December 31, 2018, 2017 and 2016, respectively, that were not historically allocated to us as part of RGHL Group’s normal monthly reporting process. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification, such as direct usage or headcount when identifiable, or proportional allocations determined with reference to time incurred, relative to revenues, or other reasonable methods of allocation. Amounts allocated on a proportional basis relate to certain corporate functions and are reflective of the time and effort expended in the provision of these corporate functions to us.

The allocations referred to above may not, however, reflect all actual expenses we would have incurred and may not reflect the combined results of operations, financial position and cash flows had we operated as a stand-alone company during the years presented. The amount of actual costs that may have been incurred if we were a stand-alone company would depend on a number of factors, including our chosen organizational structure, which functions were performed by our employees or outsourced and strategic decisions made in areas such as information technology and infrastructure.

RGHL Group centrally manages substantially all of our financial resources. We finance our operating and capital requirements through a combination of cash provided by operations, RGHL Group’s external borrowings that we

F-8

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

have incurred and intercompany funding with RGHL Group. We are a borrower under a portion of RGHL Group’s external borrowings and therefore a portion of this third-party debt is reflected as long-term debt on our combined balance sheets. Refer to Note 6 - Debt and Borrowing Arrangements for further information. Our intercompany funding with RGHL Group, which is subject to various legal agreements with RGHL Group, is reflected in related party borrowings on our combined balance sheets. We also advance surplus cash to RGHL Group as part of its cash management activities. The balance of these amounts is reflected in non-current related party receivables in our combined balance sheets. Refer to Note 14 - Related Party Transactions for further information.

Net Parent deficit represents the Parent’s interest in our net assets. As a direct ownership relationship does not exist between the various entities of our combined group, a Net Parent deficit account is shown in our combined financial statements. The majority of transactions between us and RGHL Group have a history of settlement or are expected to be settled for cash as part of the share offering. These transactions have been reflected in our combined balance sheets as related party receivables and payables. Transactions that do not have a history of settlement are reflected in equity (deficit) in our combined balance sheets as Net Parent deficit and, when cash is utilized (contributed), in our combined statements of cash flows as a financing activity in net transfers from (to) Parent. Refer to Note 14 - Related Party Transactions for further information.

Net Current Liabilities:

As we are an operating segment of RGHL Group, cash management decisions by RGHL Group have an impact on our combined financial statements. Those decisions include matters such as the terms of related party borrowings, including maturity dates, and whether cash is advanced to RGHL Group through the repayment of accrued interest or outstanding borrowings, or by way of a new related party receivable. As a result, our combined balance sheets present net current liabilities (total current assets less total current liabilities). Refer to Note 2 - Summary of Significant Accounting Policies and Note 14 - Related Party Transactions for further details regarding related party transactions and balances, as well as Note 15 - Subsequent Events for further details regarding the settlement of certain related party balances in June 2019.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates:

We prepare our combined financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect a number of amounts in our combined financial statements. Significant accounting policy elections, estimates and assumptions include, among others, benefit plan assumptions, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, sales incentives and income taxes. We base our estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts differ from estimates, we include the revisions in our combined results of operations in the period the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our combined financial statements.

Currency Translation:

Our combined financial statements are presented in U.S. dollars, which is our reporting currency. We translate the results of operations of our subsidiaries with functional currencies other than the U.S. dollar using average exchange rates during each period and translate balance sheet accounts using exchange rates at the end of each period. We record currency translation adjustments as a component of equity (deficit) within accumulated other

F-9

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

comprehensive income and transaction gains and losses in other expense, net in our combined statements of income.

Cash and Cash Equivalents:

Cash and cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. We maintain our bank accounts with a relatively small number of high quality financial institutions. Cash balances held by non-U.S. entities as of December 31, 2018 and 2017 were $4 million and $7 million, respectively.

Accounts Receivable:

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. The allowance is an estimate based on historical collection experience, current economic and market conditions and a review of the current status of each customer’s trade accounts receivable balance. We evaluate the aging of the accounts receivable balances and the financial condition of our customers to estimate the amount of accounts receivable that may not be collected in the future and record the appropriate provision. Substantially all of our U.S. accounts receivables are transferred in their entirety to RGHL Group and are accounted for as a sale in accordance with our accounts receivable factoring arrangement described below. The allowance for doubtful accounts related to the accounts receivable of our non-U.S. operations was less than $1 million in each of the years presented.

Variable Interest Entities:

Variable interest entities (“VIEs”) are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders, as a group, lack one or more of the following characteristics: (a) direct or indirect ability to make decisions, (b) obligation to absorb expected losses or (c) right to receive expected residual returns. VIEs must be evaluated quantitatively and qualitatively to determine the primary beneficiary, which is the reporting entity that has (a) the power to direct activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. To determine a VIE’s primary beneficiary, we perform a qualitative assessment to determine which party, if any, has the power to direct activities of the VIE and the obligation to absorb losses and or receive its benefits. This assessment involves identifying the activities that most significantly impact the VIE’s economic performance and determine whether we, or another party, has the power to direct those activities. In each of the years presented, we had a variable interest in one VIE related to our factoring arrangement with RGHL Group, described below.

Transfers of Financial Assets:

We account for transfers of financial assets, such as non-recourse accounts receivable factoring arrangements, when we have surrendered control over the related assets. Determining whether control has transferred requires an evaluation of relevant legal considerations, an assessment of the nature and extent of our continuing involvement with the assets transferred and any other relevant considerations. We have a non-recourse factoring arrangement in which we sell eligible receivables to a special purpose entity (“SPE”) consolidated by RGHL Group in exchange for cash. We transfer sold accounts receivables in their entirety to RGHL Group and satisfy all of the conditions to report the transfer of financial assets in their entirety as a sale. We continue to collect the receivables sold, acting solely as a collecting agent on behalf of RGHL Group, and received income of $1 million

F-10

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

in each of the years presented for this service. We have not recognized any assets or liabilities related to the servicing arrangement as of December 31, 2018 and 2017. The SPE is considered to be a VIE, however we are not its primary beneficiary because we do not have the power to direct any of its most significant activities through our arrangement as a collecting agent. The principal amount of receivables sold under this arrangement was $3,101 million, $2,952 million and $2,900 million during the years ended December 31, 2018, 2017 and 2016, respectively, and represents substantially all of our U.S. accounts receivable. The balance of receivables sold, and still outstanding, was $264 million and $260 million as of December 31, 2018 and 2017, respectively. The incremental costs of factoring receivables under this arrangement are included in other expense, net in our combined statements of income. Refer to Note 9 - Other Expense, Net for additional information. The proceeds from the sales of receivables are included in cash from operating activities in our combined statements of cash flows.

Inventories:

We value our inventories using the first-in, first-out method. Inventory is valued at actual cost, which includes raw materials, supplies, direct labor and manufacturing overhead associated with production. Inventory is stated at the lower of cost or net realizable value, which includes any costs to sell or dispose. In addition, appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

Long-Lived Assets:

Property, plant and equipment are stated at historical cost less depreciation, which is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 5 to 20 years and buildings and building improvements over periods ranging from 15 to 40 years. Finite-lived intangible assets, which primarily consist of customer relationships, are stated at historical cost and amortized using the straight-line method (which reflects the pattern of how the assets’ economic benefits are consumed) over the assets’ estimated useful lives which range from 18 to 20 years.

Expenditures for maintenance and repairs are expensed as incurred. When property, plant or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and any gain or loss realized on disposition is reflected in other expense, net in our combined statements of income.

We review long-lived assets, including finite-lived intangible assets, for recoverability on an ongoing basis. Changes in depreciation or amortization are recorded prospectively when estimates of the remaining useful lives or residual values of long-lived assets change. We also review our long-lived assets for impairment when conditions exist that indicate the carrying amount of the assets may not be fully recoverable. In those circumstances, we perform undiscounted cash flow analysis to determine if an impairment exists. When testing for asset impairment, we group assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment loss is recorded, it is calculated as the excess of the asset’s carrying value over its estimated fair value as determined by an estimate of discounted future cash flows. Depending on the nature of the asset, impairment losses are recorded in either cost of sales or selling, general and administrative expenses in our combined statements of income. There were no impairments of long-lived assets in any of the years presented.

Leases:

We classify leases at inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: (a) ownership is transferred to the lessee by the end of the lease term, (b) there

F-11

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life, or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. We had no capital leases during any of the years presented. We account for all other leases as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease term.

Goodwill and Indefinite-Lived Intangible Assets:

Goodwill represents the excess of purchase price over the fair value of net assets acquired. We test goodwill for impairment on an annual basis in the fourth quarter and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We assess goodwill impairment risk by performing a qualitative review of entity-specific, industry, market and general economic factors affecting our goodwill reporting units. Depending on factors such as prior-year test results, current year developments, current risk evaluations and other practical considerations, we may elect to perform quantitative testing instead. In our quantitative testing, we compare a reporting unit’s estimated fair value with its carrying value. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans and industry and economic conditions. The key assumptions associated with determining the estimated fair value are forecasted Adjusted EBITDA and a relevant earnings multiple. Our actual results and conditions may differ over time. If the carrying value of a reporting unit’s net assets exceeds its fair value, we would recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value.

Our indefinite-lived intangible assets consist of certain trade names. We test indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If potential impairment risk exists for a specific asset, we quantitatively test it for impairment by comparing its estimated fair value with its carrying value. We determine estimated fair value using the relief-from-royalty method, using key assumptions including planned revenue growth rates, market-based discount rates and estimates of royalty rates. If the carrying value of the asset exceeds its fair value, we consider the asset impaired and reduce its carrying value to the estimated fair value.

Revenue Recognition:

On January 1, 2018 we adopted the requirements of ASC Topic 606 Revenue from Contracts with Customers, which contains a new revenue recognition framework, on a modified retrospective basis. Our accounting policies for revenue recognition for the current year and previous years are presented below.

From January 1, 2018, after assessing our customers’ creditworthiness, we recognize revenue when control over products transfers to our customers, which generally occurs upon delivery or shipment of the products. We account for product shipping, handling and insurance as fulfillment activities, with revenues for these activities recorded in net revenues and costs recorded in cost of sales. Any taxes collected on behalf of government authorities are excluded from net revenues.

Consideration in our contracts with customers is variable due to anticipated reductions such as discounts, allowances and trade promotions, collectively referred to as “sales incentives”. Accordingly, revenues are recorded net of estimated sales incentives, based on known or expected adjustments. The transaction price is estimated based upon the most likely amount of consideration to which we will be entitled. We base these estimates principally on historical utilization and redemption rates, anticipated performance and our best judgment at the time to the extent that it is probable that a significant reversal of revenue recognized will not occur. Estimates of sales incentives are monitored and adjusted each period until the sales incentives are realized.

F-12

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

We consider purchase orders, which in some cases are governed by master supply agreements, to be the contracts with a customer. Key sales terms, such as pricing and quantities ordered, are established frequently, so most customer arrangements and related sales incentives have a duration of one year or shorter. We generally do not have any unbilled receivables at the end of a period. Deferred revenues are not material and primarily include customer advance payments typically collected a few days before product delivery, at which time deferred revenues are reclassified and recorded as net revenues. We generally do not receive non-cash consideration for the sale of goods nor do we grant payment financing terms greater than one year. We do not incur any significant costs to obtain a contract.

Prior to January 1, 2018, we recognized revenue when the sales price was determinable and the risks and rewards of ownership had transferred to the customer as determined by the shipping terms. Revenues were recorded net of sales incentives, which were based on historical promotional experience.

Marketing, Advertising and Research and Development:

We promote our products with marketing and advertising programs. These programs include, but are not limited to, cooperative advertising, in-store displays and consumer marketing promotions. The costs of end-consumer marketing programs that are conducted in conjunction with our customers, such as coupons, are recorded as a reduction to revenue. We do not defer these costs on our combined balance sheets and all marketing and advertising costs are recorded as an expense in the year incurred. Advertising expense was $55 million, $56 million and $80 million in the years ended December 31, 2018, 2017 and 2016, respectively. We expense product research and development costs as incurred. Research and development expense was $29 million, $27 million and $30 million in the years ended December 31, 2018, 2017 and 2016, respectively. We record marketing and advertising as well as research and development expenses in selling, general and administrative expenses.

Employee Benefit Plans:

We provide benefits to our current and retired employees. The cost for these plans is recognized in income primarily over the working life of the covered employee. We participate in a defined benefit plan sponsored by RGHL Group, which is accounted for as a multiemployer plan in our combined financial statements. We also sponsor a postretirement benefit plan which is accounted for as a single employer plan in our combined financial statements. See Note 8 - Benefit Plans for additional information.

Financial Instruments:

We are exposed to price risk related to forecasted purchases of certain commodities that we primarily use as raw materials. From time to time we may enter into derivative financial instruments to mitigate certain risks. We are not a party to leveraged derivatives and, by policy, do not use financial instruments for speculative purposes.

We record derivative financial instruments on a gross basis and at fair value in our combined balance sheets in other current assets or accrued and other current liabilities due to their relatively short-term duration. Cash flows from derivative instruments are classified as operating activities in our combined statements of cash flows based on the nature of the derivative instrument. Historically, we have not elected to use hedge accounting. Accordingly, any unrealized gains or losses (mark-to-market impacts) and realized gains or losses are recorded in cost of sales in our combined statements of income.

Income Taxes:

During the years presented, our U.S. operations were included in consolidated U.S. federal, certain state and local tax returns filed by RGHL Group. We also file certain separate U.S. state and local and foreign income tax

F-13

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

returns. The income tax expense (benefit) included in our combined statements of income has been calculated using the separate return basis. It is possible that we will make different tax accounting elections and assertions subsequent to our shares being issued to the public. Therefore, our income taxes, as presented in our combined financial statements, may not be indicative of our income taxes in the future. In jurisdictions where we have been included in tax returns filed by RGHL Group, any income taxes payable resulting from the related income tax expense has been reflected in the combined balance sheets in Net Parent deficit.

Our income tax expense includes amounts payable or refundable for the current year, the effects of deferred taxes and impacts from uncertain tax positions. We recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of our assets and liabilities, operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those differences are expected to reverse.

The realization of certain deferred tax assets is dependent on generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. When assessing the need for a valuation allowance, we consider any carryback potential, future reversals of existing taxable temporary differences (including liabilities for unrecognized tax benefits), future taxable income and tax planning strategies.

We recognize tax benefits in our combined financial statements from uncertain tax positions only if it is more likely than not that the tax position will be sustained based on the technical merits of the position. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon resolution. Future changes related to the expected resolution of uncertain tax positions could affect tax expense in the period when the change occurs.

Fair Value Measurements and Disclosures:

U.S. GAAP establishes a hierarchy for measuring fair value. A financial instrument’s categorization within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. The following three levels of inputs may be used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs include inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities.

•	Level 3 inputs are unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Our assets and liabilities measured at fair value on a recurring basis are presented in Note 7 - Financial Instruments. We have no assets or liabilities measured at fair value on a non-recurring basis in any of the years presented.

In addition to fair value disclosure requirements related to financial instruments carried at fair value, accounting standards require disclosures regarding the fair value of all of our financial instruments. The carrying values of cash equivalents, accounts receivables, other receivables, related party receivables, accounts payable, related party payables and accrued and other current liabilities are reasonable estimates of their fair values as of December 31, 2018 and 2017 due to the short-term nature of these instruments.

F-14

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Recently Adopted Accounting Guidance:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a new, single comprehensive model for companies to use in accounting for revenue. The core principle is that an entity should recognize revenue to depict the transfer of control over promised goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for the goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows from customer contracts, including significant judgments made in recognizing revenue. In 2016 and 2017, the FASB issued several ASUs that clarified matters such as principal versus agent (gross versus net) revenue presentation considerations and clarified the guidance for identifying performance obligations within a contract. The FASB also issued two ASUs providing technical corrections, narrow scope exceptions and practical expedients to clarify and improve the implementation of the new revenue recognition guidance. The revenue guidance is effective for annual reporting periods beginning after December 15, 2017. We adopted the new standard on January 1, 2018 on a modified retrospective basis for all contracts not completed as of the date of adoption, resulting in a $5 million adjustment to Net Parent deficit, reflecting the acceleration of recognizing sales incentives associated with future promotional activity at the time of the sale. There was no other material financial impact from adopting the new revenue recognition standard. Also refer to the combined statements of equity (deficit), the Revenue Recognition section above and Note 13 - Segment Information for additional information.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances, such as the existence of substantial doubt. At each annual and interim reporting date, we are required to evaluate our ability to continue as a going concern for one year after the issuance date. This guidance was effective on December 31, 2016. The adoption of this ASU did not have a significant impact on our combined financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, with the objective of reducing the existing diversity in practice with respect to how certain cash flow items are classified in the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted. We adopted the standard on January 1, 2018 and it had no impact on our combined financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Goodwill impairment testing is now performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds fair value. The new standard is effective for goodwill impairment tests in annual reporting periods beginning after December 15, 2019, and should be applied on a prospective basis, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We early adopted this guidance on January 1, 2017 and it had no material impact on our combined financial statements.

In March 2017, the FASB issued ASU 2017-07, Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which amended the income statement presentation of the components of net periodic benefit cost for an entity’s sponsored defined benefit pension and other postretirement plans. The amendment requires entities to present the current service

F-15

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

cost component with other current compensation costs in the income statement within income from operations and present the other components outside of income from operations. The amendment is effective for annual reporting periods beginning after December 15, 2017. We adopted this amendment retrospectively on January 1, 2018 and have presented the service cost in cost of sales and selling, general and administrative expenses and the other components of net periodic benefit cost in other expense, net in our combined statements of income.

Accounting Guidance Issued But Not Yet Adopted as of December 31, 2018:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by requiring the recognition of Right of Use (“ROU”) assets and lease liabilities on the balance sheet and the disclosure of key information about leasing arrangements. The ASU revises existing U.S. GAAP and outlines a new model for lessors and lessees to use in accounting for lease contracts. The guidance requires lessees to recognize an ROU asset and a lease liability on the balance sheet for all leases, with the exception of short-term leases. Lessees will classify leases as either operating (resulting in straight-line expense recognition) or finance (resulting in a front-loaded expense pattern). In July 2018, the FASB issued an ASU which allows for an alternative transition approach, which will not require adjustments to comparative prior-period amounts. Topic 842 and all related ASUs are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We adopted the new standard on January 1, 2019. We elected to apply the package of practical expedients, including not reassessing whether expired or existing contracts contained leases, the classification of those leases and initial direct costs for any existing leases. We elected not to separate non-lease components from lease components and to account for both as a single lease component for all classes of underlying assets. We also elected to exclude short-term leases (term of 12 months or less) from the balance sheet presentation. The most significant impact from adopting the standard is the initial recognition of operating lease ROU assets and lease liabilities on our combined balance sheet. Upon adoption, we expect to record ROU assets and lease liabilities of approximately $35 million to $40 million, representing the present value of future lease payments with terms greater than 12 months. The transition method we elected for adoption of the standard requires us to make a cumulative effect adjustment as of January 1, 2019. This amount is not expected to be material. The impact on our combined statements of income and combined statements of cash flows is not expected to be material.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which modifies the impairment model to use an expected loss methodology in place of the currently used incurred loss methodology, which may result in earlier recognition of losses related to financial instruments. This ASU is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted, and requires a cumulative effect adjustment to the balance sheet upon adoption. We are currently assessing the impact on our combined financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, that permits entities to elect a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the 2017 enactment of U.S. tax reform legislation. The ASU is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We adopted the standard as of January 1, 2019 and there was no material impact on our combined financial statements.

In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20) Disclosure - Framework - Changes to the Disclosure Requirements for Defined Benefit Plans. The ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The ASU is effective for fiscal years beginning after December 15, 2020, with

F-16

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

early adoption permitted. We are currently evaluating the requirements of this guidance, which is expected to impact our disclosures but is not expected to impact the measurement and recognition of amounts in our combined financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs for internal-use software. This ASU is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted. We are currently assessing the impact on our combined financial statements.

Note 3 - Inventories

Inventories consisted of the following:

	As of December 31,
	2018	2017
	(in millions)
Raw materials	$130	$98
Work in progress	49	51
Finished goods	224	199
Spare parts	26	23

Inventories	$429	$371

Note 4 - Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2018	2017
	(in millions)
Land and land improvements	$33	$33
Buildings and building improvements	124	116
Machinery and equipment	841	791
Construction in progress	76	46

Property, plant and equipment, at cost	1,074	986
Less: accumulated depreciation	(610)	(562)

Property, plant and equipment, net	$464	$424

Depreciation expense was $55 million, $58 million and $59 million for the years ended December 31, 2018, 2017 and 2016, respectively, of which $49 million, $47 million and $48 million was recognized in cost of sales, respectively, and $6 million, $11 million and $11 million was recognized in selling, general and administrative expenses, respectively.

F-17

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Note 5 - Goodwill and Intangible Assets

Goodwill by reportable segment was as follows:

	Reynolds Cooking & Baking	Hefty Waste & Storage	Hefty Tableware	Presto Products	Total
	(in millions)
Balance as of December 31, 2016	$794	$505	$282	$298	$1,879
Movements	—	—	—	—	—

Balance as of December 31, 2017	794	505	282	298	1,879
Movements	—	—	—	—	—

Balance as of December 31, 2018	$794	$505	$282	$298	$1,879

Intangible assets, net consisted of the following:

	As of December 31, 2018			As of December 31, 2017
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
	(in millions)
Finite-lived intangible assets
Customer relationships	$580	$(283)	$297	$580	$(253)	$327
Trade names	25	(17)	8	25	(16)	9

Total finite-lived intangible assets	605	(300)	305	605	(269)	336
Indefinite-lived intangible assets
Trade names	850	—	850	850	—	850

Total intangible assets	$1,455	$(300)	$1,155	$1,455	$(269)	$1,186

Amortization expense for intangible assets was $32 million, $32 million and $38 million for the years ended December 31, 2018, 2017 and 2016, respectively, and has been recognized in selling, general and administrative expenses. For the next five years, we estimate annual amortization expense of approximately $31 million each year.

Note 6 - Debt and Borrowing Arrangements

We have incurred borrowings under RGHL Group’s Senior Secured Credit Agreement, as amended (the “Credit Agreement”).

The information presented below relates to our borrowings under the Credit Agreement, which represent only a portion of the total RGHL Group borrowings incurred under the Credit Agreement. For details regarding our borrowings with RGHL Group, refer to Note 14 - Related Party Transactions.

F-18

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Long-Term Debt:

Long-term debt consisted of the following:

	As of December 31,
	2018	2017
	(in millions)
U.S. Term Loan	$2,037	$2,058
Deferred financing transaction costs	(5)	(6)
Original issue discounts	(2)	(3)

	2,030	2,049
Less: current portion	(21)	(21)

Long-term debt	$2,009	$2,028

Overview - Credit Agreement

The facilities under the Credit Agreement are comprised of (i) U.S. and European Term Loans, denominated in U.S. dollars and euro, respectively, and (ii) a Revolving Facility, denominated in U.S. dollars. For all periods presented, the Revolving Facility has only been utilized by RGHL Group in the form of letters of credit. As of December 31, 2018, RGHL Group has utilized $58 million, including $6 million for our letters of credit. We are not a borrower under the European Term Loans.

The obligations under the Credit Agreement are guaranteed by, and secured by the assets of, certain members of RGHL Group, including certain entities of our combined group. For further details of the guarantees and security we have provided in relation to RGHL Group’s external borrowings, refer to Note 10 - Commitments and Contingencies.

We are a borrower under the U.S. Term Loan. Interest under the U.S. Term Loan comprises LIBOR, with a floor of 0%, plus a margin of 2.75%. The margin decreased from 3.00% in 2018 following an upgrade in RGHL Group’s credit rating. The weighted average contractual interest rate related to our long-term debt as of December 31, 2018, 2017 and 2016, was 4.77%, 4.05% and 4.35%, respectively. The effective interest rate of our debt obligations is not materially different from the contractual interest rate.

The U.S. Term Loan requires quarterly amortization payments of 0.25% of the outstanding principal as of February 5, 2017, with the balance due at maturity. Based on our portion of the outstanding borrowings, this represents amortization payments of approximately $5 million per quarter. Borrowings under the U.S. Term Loan may be voluntarily repaid in whole or in part and are subject to mandatory prepayments in certain circumstances, including the requirement to make annual prepayments of both the U.S. and European Term Loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2018 for the year ended December 31, 2017 or are due in 2019 for the year ended December 31, 2018.

Amendments to the Credit Agreement

During the years presented, RGHL Group entered into the following amendments to its Credit Agreement. We were a borrower under each of these amendments.

On August 5, 2016, RGHL Group amended its previous credit agreement to, among other modifications, extend the maturity date of its U.S. Term Loan to February 5, 2023. This amendment also reduced the margin by

F-19

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

25-basis points to 3.25% per annum. The Revolving Facility was concurrently amended on August 5, 2016, resulting in an extension of the maturity date to August 5, 2021 and the combination of previously separate euro and U.S. dollar revolving facilities into a single revolving facility with a limit of $302 million.

On October 7, 2016, RGHL Group incurred an additional $1,350 million under the Credit Agreement. Consequently, our portion of the borrowings changed from $734 million to $2,084 million.

On February 7, 2017, RGHL Group entered into an amendment to the Credit Agreement which reduced the margin by 25 basis points to 3.00% per annum and reduced the LIBOR floor to 0%. Our portion of the total borrowings did not change.

Deferred Financing Transaction Costs and Original Issue Discounts

As of December 31, 2018 and 2017, our portion of RGHL Group’s deferred financing transaction costs, net of amortization, related to the U.S. Term Loan and the Revolving Facility were $5 million and $6 million, respectively. In addition, as of December 31, 2018 and 2017, we have recorded original issue discounts, net of accumulated amortization, of $2 million and $3 million, respectively. These deferred amounts are presented as a direct reduction of the carrying amount of our long-term debt as of December 31, 2018 and 2017. Our portions of deferred financing transaction costs and original issue discounts are being amortized over the life of the U.S. Term Loan under the effective interest method.

As a result of the amendments to the Credit Agreement described above, we evaluated each event in accordance with ASC 470-50-40, Debt-Modifications and Extinguishments-Derecognition, to determine if the respective event represented a modification or extinguishment of the original loan, on a lender-by-lender basis. For those events that represented modifications, we continue to capitalize the existing unamortized deferred financing transaction costs, capitalized the incremental fees paid to those lenders and expensed incremental fees paid to non-lenders. Capitalized costs are amortized over the remaining contractual term of the debt. For those events that represented extinguishments, unamortized deferred financing transaction costs and original issue discounts were written off and recorded as loss on extinguishment of debt in interest expense, net in our combined statements of income. We recorded loss on extinguishment of debt of less than $1 million in each of the years ended December 31, 2017 and 2016. These amounts are included in interest expense, net. In addition, we recorded non-lender fees of $3 million and $20 million in the years ended December 31, 2017 and 2016, respectively, in interest expense, net.

Covenants

The Credit Agreement contains customary covenants which restrict RGHL and certain of its subsidiaries from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Credit Agreement. As of December 31, 2018, RGHL Group was in compliance with all of its covenants.

The Credit Agreement also contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant only applies if the aggregate revolving credit exposure (excluding any exposure in respect of undrawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total Revolving Facility commitments on such day.

F-20

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Scheduled Maturities

Below is a schedule of required future repayments on our debt outstanding under the Credit Agreement as of December 31, 2018:

(in millions)
2019	$21
2020	21
2021	21
2022	21
2023	1,953

Total long-term debt	$2,037

Fair Value of Our Long-Term Debt:

The fair value of our long-term debt as of December 31, 2018 and 2017, which is a Level 2 fair value measurement, approximates the carrying value due to the variable market interest rate and the stability of RGHL Group’s credit profile.

Interest expense, net:

Interest expense, net consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Interest expense, external debt	$97	$85	$51
Interest expense, related party borrowings (1)	233	258	332
Interest income, related party receivables (1)	(52)	(26)	(14)
Amortization of deferred financing transaction costs	1	1	2
Other (2)	1	4	20

Interest expense, net	$280	$322	$391

(1)	Refer to Note 14 - Related Party Transactions for additional information.
(2)	Other consists primarily of non-lender fees of $3 million and $20 million in the years ended December 31, 2017 and 2016, respectively.

Note 7 - Financial Instruments

Fair Value of Derivative Instruments:

Derivative instruments, consisting of commodity contracts, were recorded at fair value in our combined balance sheets and consisted of a $9 million liability, recorded in accrued and other current liabilities, as of December 31, 2018 and a $5 million asset, recorded in other current assets, as of December 31, 2017.

Our commodity contracts are primarily commodity swaps and are all Level 2 financial assets and liabilities. Commodity derivatives are valued using an income approach based on the observable market commodity index prices less the contract rate multiplied by the notional amount or based on pricing models that rely on market

F-21

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

observable inputs such as commodity prices. Our calculation of the fair value of these financial instruments takes into consideration the risk of non-performance, including counterparty credit risk. The majority of our derivative contracts do not have a legal right of set-off. We manage the credit risk in connection with our derivatives by limiting the amount of exposure with each counterparty and monitoring the financial condition of our counterparties.

During the years ended December 31, 2018, 2017 and 2016, we recognized an unrealized loss of $14 million, an unrealized gain of $4 million and an unrealized gain of $8 million, respectively, in cost of sales in the combined statements of income.

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2018:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	Metric tonne	34,711	$1,925.00 - $2,499.50	Jan 2019 - Dec 2019
Aluminum Midwest Premium swaps	Metric tonne	4,130	$403.45 - $407.85	Jan 2019 - Dec 2019
Benzene swaps	U.S. liquid gallon	1,882,258	$2.28 - $3.02	Feb 2019 - Jun 2019
Diesel swaps	U.S. liquid gallon	3,499,492	$2.88 - $3.40	Jan 2019 - Dec 2019

Note 8 - Benefit Plans

Related Party Multiemployer Defined Benefit Plan:

Prior to December 1, 2016, certain of our employees participated in a defined benefit plan that we sponsored. On November 30, 2016, this plan was merged into another defined benefit plan within RGHL Group and the future obligations under this plan became the responsibility of RGHL Group. As a result of this plan merger, we recorded a settlement loss of $9 million in non-operating expense, net in our combined statements of income, which represented the release of the accumulated other comprehensive income balance attributable to the plan obligations as of the date of the plan merger. We recorded expense of $3 million in cost of sales in relation to this plan during the year ended December 31, 2016.

Commencing December 1, 2016, certain employees participate in a defined benefit plan sponsored by RGHL Group, along with participants of RGHL Group’s other businesses. This plan is accounted for as a multiemployer plan in these combined financial statements and as a result, no asset or liability was recorded by us to recognize the funded status of the plan. We recorded expense of $3 million in cost of sales for each of the years ended December 31, 2018 and 2017 relating to our employees’ participation in the RGHL Group sponsored plan.

Defined Contribution Plans:

We offer defined contribution plans to eligible employees in the United States as well as employees in certain other countries. Our expense relating to defined contribution plans was $18 million, $17 million and $15 million for the years ended December 31, 2018, 2017 and 2016, respectively.

F-22

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Postretirement Benefit Plan:

Certain of our employees in the United States participate in a postretirement benefit plan. Our postretirement benefit plan is not funded. The changes in and the amount of the accumulated postretirement benefit obligation were as follows:

	As of December 31,
	2018	2017
	(in millions)
Accumulated postretirement benefit obligation as of January 1	$52	$52
Service cost	1	1
Interest cost	2	2
Benefits paid	(3)	(3)
Actuarial losses (gains)	(5)	—

Accrued postretirement benefit obligation as of December 31	$47	$52

The accrued benefit obligation was included in our combined balance sheets as follows:

	As of December 31,
	2018	2017
	(in millions)
Accrued and other current liabilities	$3	$3
Long-term postretirement benefit obligation	44	49

	$47	$52

A portion of our accrued benefit obligation has been recorded in accumulated other comprehensive income as follows:

	As of December 31, 2016	Changes	As of December 31, 2017	Changes	As of December 31, 2018
	(in millions)
Net actuarial gain (loss)	$20	$(1)	$19	$3	$22
Deferred income tax benefit	(8)	—	(8)	—	(8)

Accumulated other comprehensive income	$12	$(1)	$11	$3	$14

We used the following weighted-average assumptions to determine our postretirement benefit obligations:

	As of December 31,
	2018	2017
Discount rate	4.37%	3.68%
Health care cost trend rate assumed for next year	7.70%	8.20%
Ultimate trend rate	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2029	2026

The year-end discount rate for our plan reflects a weighted-average rate from a high-quality corporate bond yield curve that matches the expected duration of the benefit payments. Changes in our discount rates were primarily the result of changes in bond yields year-over-year. Our expected health care cost trend rate is based on historical costs and long term expectations.

F-23

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Assumed health care cost trend rates can impact the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have less than a $1 million effect on the measurement of our postretirement benefit obligation and less than a $1 million effect on the annual service and interest cost.

Components of Net Periodic Postretirement Costs

Net periodic postretirement benefit costs consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Service cost	$1	$1	$1
Interest cost	2	2	2
Amortization of actuarial gain	(2)	(2)	(1)

Net periodic postretirement costs	$1	$1	$2

The service cost component of net periodic postretirement costs is recognized in cost of sales, while interest cost and amortization of actuarial gain are recognized in non-operating expense, net in the combined statements of income.

As of December 31, 2018, we expect to amortize an actuarial gain of approximately $2 million from accumulated other comprehensive income into pre-tax net periodic postretirement costs during 2019.

We used the following weighted-average assumptions to determine our net periodic postretirement health care cost:

	For the Years Ended December 31,
	2018	2017	2016
Discount rate	3.68%	4.24%	4.48%
Health care cost trend rate assumed for next year	8.20%	7.20%	7.60%
Ultimate trend rate	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2026	2024	2024

Future Benefit Payments

Expected contributions for the next fiscal year equal the estimated benefit payments of $3 million.

Our estimated future benefit payments for our postretirement benefit plan as of December 31, 2018 were as follows:

(in millions)
2019	$3
2020	3
2021	3
2022	3
2023	3
2024 - 2028	16

F-24

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Note 9 - Other Expense, Net

Other expense, net consisted of the following:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Factoring discount (1)	$22	$19	$15
Allocated related party Management Fee (2)	10	10	13
Other	(1)	(1)	—

Other expense, net	$31	$28	$28

(1)

As discussed in Note 2 - Summary of Significant Accounting Policies, we participate in an accounts receivable factoring arrangement with RGHL Group whereby we transfer substantially all of our U.S. accounts receivable in their entirety to RGHL Group and satisfy all of the conditions to report the transfer of financial assets in their entirety as a sale. The fair value of assets received as proceeds in exchange for the transfer of accounts receivable under this factoring arrangement approximates the fair value of such receivables. We recognized losses of $22 million, $19 million and $15 million for the years ended December 31, 2018, 2017 and 2016, respectively, which represents the discount from book values at which these accounts receivable were sold to RGHL Group.

(2)

RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of RGHL Group’s Adjusted EBITDA (as defined in RGHL Group’s financing agreements) for the previous year. We have been allocated a portion of this Management Fee based on our portion of RGHL Group’s Adjusted EBITDA.

Note 10 - Commitments and Contingencies

Legal Proceedings:

We are from time to time party to litigation, legal proceedings and tax examinations arising from our operations. Most of these matters involve allegations of damages against us relating to employment matters, personal injury and commercial or contractual disputes. We record estimates for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on our assessment of the facts and circumstances, we do not believe any of these matters, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on our financial position, results of operations or cash flows in a future period.

As of December 31, 2018, there were no legal proceedings pending other than those for which we have determined that the possibility of a material outflow is remote.

Security and Guarantee Arrangements:

As of December 31, 2018, certain of our entities and other related entities within RGHL Group have guaranteed the following borrowings of RGHL Group:

•

$3,248 million and €244 million of secured floating rate term loans that mature in 2023 and other obligations under the Credit Agreement, of which $2,037 million is included on our combined balance sheet in long-term debt;

F-25

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

•	secured revolving credit facilities of $302 million that mature in 2021 ($58 million utilized as of December 31, 2018) under the Credit Agreement;

•	$3,137 million of 5.750% senior secured notes that mature in 2020;

•	$345 million of 6.875% senior secured notes that mature in 2021;

•	$750 million of floating rate senior secured notes that mature in 2021;

•	$1,600 million of 5.125% senior secured notes that mature in 2023;

•	$800 million of 7.000% senior notes that mature in 2024; and

•	secured local working capital facilities.

Certain of our entities and other related entities within RGHL Group have granted security over their assets to support the secured obligations described above. The equity interests in certain of our entities have been pledged as collateral to support the secured obligations described above. We would only be liable under these guarantees in the event of default by RGHL Group on its obligations, the probability of which we believe is remote. As a result of these arrangements, substantially all of our assets are pledged as security for the secured obligations described above.

Under the Credit Agreement, all of the U.S. Term Loan borrowers are jointly and severally liable for the outstanding principal. The total principal balance outstanding for the U.S. Term Loan was $3,248 million and $3,282 million as of December 31, 2018 and 2017, respectively. These amounts include the $2,037 million and $2,058 million presented on our combined balance sheets as of December 31, 2018 and 2017, respectively. We have not recognized a liability for the additional outstanding principal as we would only be liable under the agreement in the event of default by RGHL Group on its obligations, which we believe is remote.

Leases:

We lease various facilities and items of plant and equipment.

Rental expenses were $17 million, $14 million and $13 million during the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, minimum rental commitments under non-cancelable operating leases in effect at year-end were as follows:

(in millions)
2019	$11
2020	9
2021	8
2022	7
2023	4
Thereafter	15

Total	$54

Note 11 - Accumulated Other Comprehensive Income

The following table summarizes the changes in our balances of each component of accumulated other comprehensive income. Amounts reclassified from accumulated other comprehensive income to net income (net

F-26

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

of tax) were a net gain of $1 million, a net gain of $2 million and a net loss of $5 million for the years ended December 31, 2018, 2017 and 2016, respectively.

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Currency translation adjustments:
Balance as of beginning of period	$(5)	$(7)	$(7)
Currency translation adjustments	(2)	2	—

Other comprehensive income (loss)	(2)	2	—

Balance as of end of period	$(7)	$(5)	$(7)

Postretirement benefit plan (2):
Balance as of beginning of period	$11	$12	$8
Net actuarial gain (loss) arising during period	5	1	(1)
Tax (expense) benefit on net actuarial gain (loss)	(1)	—	—
(Gains) and losses reclassified into net income:
Amortization of actuarial gain	(2)	(2)	(1)
Defined benefit plan settlement loss	—	—	9
Tax (expense) benefit on reclassifications (1)	1	—	(3)

Other comprehensive income (loss)	3	(1)	4

Balance as of end of period	$14	$11	$12

Accumulated other comprehensive income
Balance as of beginning of period	$6	$5	$1
Other comprehensive income	1	1	4

Balance as of end of period	$7	$6	$5

(1)	Taxes reclassified to income are recorded in income tax (expense) benefit.
(2)	2016 amounts presented above include the defined benefit plan prior to the merger discussed in Note 8 - Benefit Plans.

Note 12 - Income Taxes

During the years presented, our U.S. operations were included in the consolidated U.S. federal, certain state and local tax returns filed by RGHL Group. We also file certain separate U.S. state and local and foreign income tax returns. The income tax (expense) benefit included in our combined statements of income has been calculated using the separate return basis. In the future, as a stand-alone entity, we will file tax returns on our own behalf, and our deferred taxes and effective tax rate may differ from those in the historical periods.

F-27

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

The components of income before income tax were as follows:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Income before income taxes:
United States	$236	$210	$128
International	(3)	8	5

Total income before income taxes	$233	$218	$133

Significant components of income tax expense were as follows:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Current
United States
Federal	$67	$64	$52
State	12	8	4
Foreign	—	2	1

Total current income tax expense (benefit)	79	74	57

Deferred
United States
Federal	(15)	(164)	(6)
State	(7)	7	3
Foreign	—	(1)	—

Total deferred income tax expense (benefit)	(22)	(158)	(3)

Total income tax expense (benefit)	$57	$(84)	$54

A reconciliation of income taxes computed at the 35% U.S. Federal statutory income tax rate for 2016 and 2017 and 21% for 2018 to our income tax expense (benefit) was as follows:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
U.S. Federal income tax expense at the statutory rate	$50	$76	$46
U.S. state income tax expense	3	9	4
Tax differential on foreign earnings	—	(1)	1
Non-deductible compensation	2	3	3
Non-deductible stewardship costs	2	3	4
U.S. tax reform	—	(172)	—
Manufacturing tax benefits	—	(5)	(3)
Other	—	3	(1)

Total income tax expense (benefit)	$57	$(84)	$54

F-28

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

While our foreign activities are conducted through corporations, in these combined financial statements, these foreign corporations are not foreign controlled subsidiaries. Accordingly, there are no undistributed earnings of foreign subsidiaries.

Tax Reform:

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the “Act”). In general, the Act (i) reduces the U.S. federal tax rate from a maximum of 35% to a flat rate of 21%, effective January 1, 2018; (ii) introduces amendments restricting the ability to deduct interest expense; (iii) imposes a deemed mandatory repatriation tax on certain deferred foreign earnings while introducing a participation exemption tax system; and (iv) on a prospective basis, starting with the year ending December 31, 2018, changes the computation of U.S. federal income tax, including the introduction of new components of income tax which may apply to us.

The reduction in the U.S. federal tax rate from 35% to 21% resulted in a tax benefit of $172 million related to the remeasurement of net deferred tax liabilities that is recognized in the combined statements of income for the year ended December 31, 2017. As a result of our legal entity structure the mandatory repatriation tax on certain deferred foreign earnings was not applicable.

Deferred Tax Assets and Liabilities:

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of our net deferred income tax liability were as follows:

	As of December 31,
	2018	2017
	(in millions)
Deferred tax assets
Employee benefits	$16	$16
Inventory	5	5
Derivatives	2	—
Reserves	1	3
Tax losses	5	6
Tax credits	3	2
Interest (1)	23	—

Total deferred tax assets	55	32
Valuation allowance	(3)	(4)

Total deferred tax assets after valuation allowance	52	28

Deferred tax liabilities
Intangible assets	(288)	(291)
Property, plant, and equipment	(60)	(56)
Derivatives	—	(1)

Total deferred tax liabilities	(348)	(348)

Net deferred tax liabilities	$(296)	$(320)

(1)	As a result of the Act, $95 million of interest expense was not deductible for the year ended December 31, 2018 and has been deferred.

F-29

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

State and foreign net operating loss and tax credit carryforwards, presented on a gross basis, were as follows:

	As of December 31,
	2018	2017
	(in millions)
State and foreign net operating loss carryforwards
Expires within 5 years	$1	$1
Expires after 5 years or indefinite expiration	79	100

Total net operating loss carryforwards	$80	$101

Tax credit carryforwards
Expires within 5 years	$3	$3

Total tax credit carryforwards	$3	$3

Deferred tax assets related to state and foreign net operating loss carryovers and state tax credit carryovers are available to offset future state taxable earnings. We have provided a valuation allowance to reduce the carrying value of certain of these deferred tax assets, as we have concluded that, based on the available evidence, it is more likely than not that the deferred tax assets will not be fully realized. Valuation allowances were $3 million and $4 million as of December 31, 2018 and 2017, respectively. There were no material changes in valuation allowances in any of the years presented.

Uncertain Tax Positions:

ASC 740 prescribes a recognition threshold of more-likely-than not to be sustained upon examination as it relates to the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. Our policy is to include interest and penalties related to gross unrecognized tax benefits in income tax expense.

The following table summarizes the activity related to our gross unrecognized tax benefits:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Balance at beginning of the year	$1	$—	$—
Increase associated with tax positions taken during the current year	—	1	—

Ending unrecognized tax benefits	$1	$1	$—

Accrued interest and penalties related to unrecognized tax benefits have been recorded in income tax expense. No expense for accrued interest and penalties was recognized during the years ended December 31, 2018, 2017 and 2016.

Each year we file income tax returns in the various national, state and local income taxing jurisdictions in which we operate. Foreign jurisdictions comprise Canada and China. Our income tax returns are subject to examination and possible challenge by the tax authorities. Although ultimate timing is uncertain, the net amount of tax liability for unrecognized tax benefits may change within the next twelve months due to changes in audit status, settlements of tax assessments and other events.

Tax years 2016 and forward remain subject to examination by the IRS. We are not currently under IRS audit.

F-30

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

State income tax returns are generally subject to examination for a period of 3 to 5 years after filing of the respective return. We are currently subject to a separate company New Jersey state income tax audit for the years 2013 through 2015.

The open tax years for our Canadian income taxes are 2014 and forward. The open tax years for our Chinese income taxes are 2015 and forward. We have no current or recent tax audits in either Canada or China.

Taxes Paid:

Taxes paid were $8 million, $7 million and $3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Our U.S. entities are members of a consolidated U.S. tax entity. The current U.S. federal tax liability of our U.S. entities is aggregated with the other members of the consolidated U.S. tax entity and settled on a net basis by a related party. There is no formal tax sharing arrangement. The settlement of our U.S. federal current tax is recognized directly as a movement in Net Parent deficit in equity (deficit).

Note 13 - Segment Information

Our Chief Executive Officer, who has been identified as our Chief Operating Decision Maker (“CODM”), has evaluated how he views and measures our performance. ASC 280 Segment Reporting establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in ASC 280, and in conjunction with a management realignment in June 2019, we have determined that we have four reportable segments - Reynolds Cooking & Baking, Hefty Waste & Storage, Hefty Tableware and Presto Products. The key factors used to identify these reportable segments are the organization and alignment of our internal operations and the nature of our products. This reflects how our CODM monitors performance, allocates capital and makes strategic and operational decisions. Our segments are described as follows:

Reynolds Cooking & Baking

Our Reynolds Cooking & Baking segment produces branded and store brand foil, parchment paper, disposable aluminum pans and slow cooker liners. Our branded products are sold under the Reynolds®, Reynolds KITCHENS and E-Z Foil® brands in the United States, under the ALCAN® brand in Canada and under the Diamond® brand outside of North America.

Hefty Waste & Storage

Our Hefty Waste & Storage segment produces both branded and store brand trash and food storage bags. Our products are sold under brand names such as Hefty® Ultra Strong™, Hefty® Strong Trash Bags and Hefty® Slider Bags.

Hefty Tableware

Our Hefty Tableware segment sells both branded and store brand disposable plates, bowls, platters, cups and cutlery. Our branded products, which include dishes and party cups, are sold under the Hefty® brand.

Presto Products

Our Presto Products segment primarily sells store brand products in four main categories: food storage bags, trash bags, disposable storage containers and food wrap. Our Presto Products segment also includes our specialty business which sells re-sealable closure systems.

F-31

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Information by Segment:

We present segment adjusted EBITDA (“Adjusted EBITDA”) as this is the financial measure by which management and our CODM allocate resources and analyze the performance of our reportable segments.

Adjusted EBITDA represents each segment’s earnings before interest, tax, depreciation and amortization and is further adjusted to exclude unrealized gains and losses on derivatives, costs associated with rationalizing operations and administrative functions, factoring discounts, defined benefit plan settlement losses, amortization of actuarial gains, operational process engineering related consultancy costs and the allocated related party Management Fee.

Total assets by segment are those assets directly associated with the respective operating activities, comprising inventory and property, plant and equipment. Other assets, such as cash, accounts receivable and other intangible assets, are monitored on an entity-wide basis and not included in segment information that is regularly reviewed by our CODM.

The accounting policies applied by our segments are the same as those described in Note 2 - Summary of Significant Accounting Policies. Transactions between segments are at negotiated prices.

	Reynolds Cooking & Baking	Hefty Waste & Storage	Hefty Tableware	Presto Products	Segment total	Unallocated (1)	Total
2018
Net revenues	$1,159	$687	$757	$539	$3,142	$—	$3,142
Intersegment revenues	—	9	—	—	9	(9)	—

Total segment net revenues	1,159	696	757	539	3,151	(9)	3,142
Adjusted EBITDA	234	172	168	85	659
Depreciation and amortization	16	13	8	20	57	30	87
Capital expenditures (2)	35	21	1	18	75	7	82
Total assets	393	190	135	163	881	5,540	6,421

	Reynolds Cooking & Baking	Hefty Waste & Storage	Hefty Tableware	Presto Products	Segment total	Unallocated (1)	Total
2017
Net revenues	$1,068	$628	$731	$530	$2,957	$—	$2,957
Intersegment revenues	—	10	—	1	11	(11)	—

Total segment net revenues	1,068	638	731	531	2,968	(11)	2,957
Adjusted EBITDA	251	149	183	83	666
Depreciation and amortization	14	14	8	19	55	35	90
Capital expenditures (2)	20	18	—	17	55	1	56
Total assets	329	187	116	154	786	5,125	5,911

F-32

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

	Reynolds Cooking & Baking	Hefty Waste & Storage	Hefty Tableware	Presto Products	Segment total	Unallocated (1)	Total
2016
Net revenues	$1,057	$658	$710	$510	$2,935	$—	$2,935
Intersegment revenues	—	13	—	—	13	(13)	—

Total segment net revenues	1,057	671	710	510	2,948	(13)	2,935
Adjusted EBITDA	244	151	185	78	658
Depreciation and amortization	14	21	8	18	61	36	97
Capital expenditures (2)	16	15	—	11	42	1	43

(1)

Unallocated includes eliminations of intersegment revenues, unallocated depreciation and amortization and unallocated assets, which are comprised of cash, accounts receivable, other receivables, entity-wide property, plant and equipment, goodwill, intangible assets, related party receivables and other assets.

(2)

For each of the years presented, the property, plant and equipment included in our Hefty Tableware segment was contributed to us from RGHL Group. No capital expenditures were incurred by us in relation to these items. Refer to Note 14 - Related Party Transactions for additional information.

The following table presents a reconciliation of segment Adjusted EBITDA to combined U.S. GAAP income before income taxes:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Segment Adjusted EBITDA	$659	$666	$658
Corporate / unallocated expenses	(12)	(10)	(11)

	647	656	647
Adjustments to reconcile to U.S. GAAP income before income taxes
Depreciation and amortization	(87)	(90)	(97)
Interest expense, net	(280)	(322)	(391)
Factoring discount	(22)	(19)	(15)
Allocated related party Management Fee	(10)	(10)	(13)
Unrealized gains (losses) on derivatives	(14)	4	8
Business rationalization costs	(4)	(2)	(1)
Defined benefit plan settlement loss	—	—	(9)
Other	3	1	4

Combined U.S. GAAP income before income taxes	$233	$218	$133

F-33

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Information in Relation to Products:

Net revenues by product line are as follows:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Waste and storage products (1)	$1,226	$1,158	$1,168
Cooking products	1,159	1,068	1,057
Tableware	757	731	710

Net revenues	$3,142	$2,957	$2,935

(1)	Waste and storage products are comprised of our Hefty Waste & Storage and Presto Products segments.

Our different product lines are generally sold to a common group of customers. For all product lines, there is a relatively short time period between the receipt of the order and the transfer of control over the goods to the customer.

Geographic Data:

Geographic data for net revenues (recognized based on location of our business operations) and long-lived assets (representing property, plant and equipment) are as follows:

	For the Years Ended December 31,
	2018	2017	2016
	(in millions)
Net revenues:
United States	$3,079	$2,862	$2,842
Other	63	95	93

Net revenues	$3,142	$2,957	$2,935

	As of December 31,
	2018	2017
	(in millions)
Long-lived assets
United States	$462	$420
Other	2	4

Long-lived assets	$464	$424

Entity-wide Disclosures:

Net revenues from our largest customer and its affiliates were 40%, 39% and 38% of total net revenues for the years ended December 31, 2018, 2017 and 2016, respectively. The net revenues from our largest customer were recognized across all of our segments. No other customers accounted for 10% or more of our total net revenues in any of the periods presented. As a result of our participation in RGHL Group’s factoring arrangement, there were no outstanding receivables with this customer as of December 31, 2018 and 2017.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

Note 14 - Related Party Transactions

Our parent is RGHL, the ultimate parent is Packaging Holdings Limited, and the ultimate shareholder is Mr. Graeme Hart.

In addition to the allocation of expenses for certain services related to group wide functions provided by RGHL Group discussed in Note 1 - Description of Business and Basis of Presentation, other transactions between us and RGHL Group are described below. As indicated, certain transactions are reflected in equity (deficit) in our combined balance sheets as Net Parent deficit and in our combined statements of cash flows as a financing activity in net transfers from Parent.

For the years ended December 31, 2018, 2017 and 2016, revenues from product sold to RGHL Group were $161 million, $148 million and $143 million, respectively, and the related costs of sales were $155 million, $144 million and $137 million, respectively. For each of the years ended December 31, 2018, 2017 and 2016, we charged RGHL Group $2 million of our warehousing costs, which were included in cost of sales. Current related party receivables were $30 million and $64 million as of December 31, 2018 and 2017, respectively. For the years ended December 31, 2018, 2017 and 2016, products purchased from RGHL Group were $511 million, $492 million and $494 million, respectively. For the years ended December 31, 2018, 2017 and 2016, RGHL Group charged us $143 million, $120 million and $117 million, respectively, of their freight and warehousing costs, which were included in cost of sales. Current related party payables were $268 million and $245 million as of December 31, 2018 and 2017, respectively. These related party receivables and payables are settled regularly with RGHL Group in the normal course of business.

During the years ended December 31, 2018, 2017 and 2016, property, plant and equipment related to our Hefty Tableware segment of $17 million, $5 million and $4 million, respectively, was contributed to us by RGHL Group.

We have written interest-bearing loan agreements in place with RGHL Group which are presented as related party long-term receivables and related party borrowings on our combined balance sheets. These balances are expected to be settled in cash. Related party long-term receivables were $2,401 million and $1,929 million as of December 31, 2018 and 2017, respectively. During the year ended December 31, 2017, $162 million of related party long-term receivables from RGHL Group were offset against current income taxes payable. Related party borrowings were $3,950 million and $3,927 million as of December 31, 2018 and 2017, respectively. Related party accrued interest payable was $576 million and $367 million as of December 31, 2018 and 2017, respectively. We remit accrued interest payable to RGHL Group as and when requested in conjunction with its cash management activities. Interest expense and income related to these loan agreements are discussed in Note 6 - Debt and Borrowing Arrangements, and are accrued based on the written loan agreements. During the years ended December 31, 2018, 2017 and 2016 we borrowed $338 million, $416 million and $634 million ($17 million non-cash), respectively, from RGHL Group and repaid borrowings of $314 million, $456 million ($3 million non-cash) and $261 million ($6 million non-cash), respectively. During the years ended December 31, 2018, 2017 and 2016 we advanced loans of $537 million, $508 million and $650 million, respectively, to RGHL Group and received repayments of $65 million, $200 million and $109 million, respectively. During the year ended December 31, 2016, we incurred $1,350 million of additional borrowings under the Credit Agreement. The cash associated with these additional borrowings, net of $16 million in non-lender fees, was received directly by RGHL Group which resulted in an offsetting reduction in related party borrowings owing to RGHL Group.

The weighted average contractual interest rate related to our related party borrowings as of December 31, 2018, 2017 and 2016, was 6.00%, 6.28% and 6.79%, respectively. Below is a schedule of maturity of our related party

F-35

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Reynolds Consumer Group

Notes to the Combined Financial Statements

borrowings as of December 31, 2018. Subsequent to the settlement of certain balances due to and from RGHL Group in June 2019, as discussed in Note 15 - Subsequent Events, the remaining related party borrowings balances all have maturity dates in 2022. The fair value of our related party borrowings as of December 31, 2018 and 2017, which is a Level 2 fair value measurement, approximates the carrying value.

(in millions)
2019	$250
2020	—
2021	—
2022	430
2023	2,929
Thereafter	341

Related party borrowings	$3,950

The weighted average contractual interest rate related to our non-current related party receivables as of December 31, 2018, 2017 and 2016, was 2.92%, 1.67% and 0.95%, respectively. As of December 31, 2018, these receivables were to mature in 2022, however as discussed in Note 15 - Subsequent Events, in June 2019 they were used to reduce the balances outstanding under various related party borrowings.

As discussed in Note 2 - Summary of Significant Accounting Policies, we also participate in RGHL Group’s accounts receivable factoring arrangement whereby certain of our accounts receivable are sold at a discount to RGHL Group. Costs for participating in the factoring arrangement are disclosed in Note 9 - Other Expense, Net.

We have obtained a letter of support from RGHL confirming its commitment to provide us with financial support to the extent that other sources of funding are not otherwise available to us, expiring the earliest of (i) December 28, 2020; (ii) a sale of the business; or (iii) an initial public offering.

In addition, our U.S. entities are members of a consolidated U.S. tax entity. The current U.S. federal tax liability of our U.S. entities is aggregated with the other members of the consolidated U.S. tax entity and settled on a net basis by a related party. There is no formal tax sharing arrangement. The settlement of our current U.S. federal tax is recognized directly as a movement in Net Parent deficit.

Note 15 - Subsequent Events

In June 2019, the non-current related party receivables and a portion of current related party receivables were used to reduce the balances outstanding of various related party borrowings, related party accrued interest payable and related party payables. As a result of this process, we net settled related party borrowings of $1,714 million, related party accrued interest payable of $655 million and related party payables of $94 million. Following these settlements, we now have related party borrowings and related party accrued interest payable due to RGHL Group, which as of June 30, 2019 were $2,228 million and $30 million, respectively. The related party borrowings bear interest at rates of 1% to 3% per annum and mature in 2022 and thereafter.

Except as described above, there have been no events subsequent to December 31, 2018 which would require accrual or disclosure in these combined financial statements. Subsequent events have been evaluated through August 28, 2019, the date these combined financial statements were available to be issued.

F-36

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Estimated expenses, other than underwriting discounts and commissions, of the sale of our Class A common stock, are as follows (in thousands):

Amount to Be Paid
SEC registration fee	$
FINRA filing fee
Listing fee
Transfer agent’s fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Miscellaneous

Total	$

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the

II-1

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Amended and Restated By-Laws*

4.1	Form of Class A Common Stock Certificate*

5.1	Opinion of Davis Polk & Wardwell LLP*

21.1	List of subsidiaries*

23.1	Consent of PricewaterhouseCoopers LLP*

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page to the registration statement)*

*	To be filed by amendment

(b) Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the

II-2

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Amended and Restated By-Laws*

4.1	Form of Class A Common Stock Certificate*

5.1	Opinion of Davis Polk & Wardwell LLP*

21.1	List of subsidiaries*

23.1	Consent of PricewaterhouseCoopers LLP*

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page to the registration statement)*

*	To be filed by amendment

II-4

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Delaware, on the      day of                     , 2019.

REYNOLDS CONSUMER PRODUCTS INC.

By:
	Name:	Lance Mitchell
	Title:	Chief Executive Officer

II-5

Confidential Treatment Requested by Reynolds Consumer Products Inc.

Pursuant to 17 C.F.R. Section 200.83

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lance Mitchell, Michael Graham and Joseph Doyle, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Lance Mitchell	Chief Executive Officer and Director (principal executive officer)	, 2019

Michael Graham	Chief Financial Officer (principal financial officer)	, 2019

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